As filed with the Securities and Exchange Commission on November 15, 2005
Registration No. 333-129413

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TEEKAY LNG PARTNERS L.P.
(Exact name of registrant as specified in its charter)

Republic of The Marshall Islands	4400	98-0454169
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
TK House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
(242) 502-8820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Watson, Farley & Williams (New York) LLP
Attention: Leo Chang
and Daniel C. Rodgers
100 Park Avenue, 31st Floor
New York, New York 10017
(212) 922-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Matheson Chris Hall Perkins Coie LLP 1120 N.W. Couch Street, 10th Floor Portland, Oregon 97209 (503) 727-2000	Joshua Davidson Laura Tyson Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002-4995 (713) 229-1234

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2005
PROSPECTUS
4,000,000 Common Units
Representing Limited Partner Interests
Teekay LNG Partners L.P.
$                   per common unit

         We are selling 4,000,000 common units. We have granted the underwriters an option to purchase up to 600,000 additional common units to cover over-allotments, if any.
         We are a Marshall Islands limited partnership formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) marine transportation sector. Holders of our common units are entitled to receive distributions of available cash of $0.4125 per quarter, or $1.65 on an annualized basis, before any distributions are paid on our subordinated units. We will only make these distributions to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The common units are listed on the New York Stock Exchange, where they trade under the symbol “TGP.” On November 11, 2005, the last reported sales price of our common units on the New York Stock Exchange was $30.11.

            Investing in our common units involves risk. Please read “Risk Factors” beginning on page 20.
         These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	We must make substantial capital expenditures to maintain and expand the operating capacity of our fleet, which reduces our cash available for distribution.

•	Our substantial debt levels may limit our ability to obtain additional financing, pursue other business opportunities and pay distributions to you.

•	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

•	We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets and providing interim financing for three new LNG carriers.

•	Our growth depends on continued growth in demand for LNG and LNG shipping.

•	Teekay Shipping Corporation and its affiliates may engage in competition with us.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Teekay LNG Partners L.P. (before expenses)	$	$
          The underwriters expect to deliver the common units on or about                     , 2005.

Citigroup

A.G. Edwards	UBS Investment Bank	Wachovia Securities	Morgan Stanley
	Raymond James	Deutsche Bank Securities
	DnB NOR Markets	HSBC
                    , 2005

TABLE OF CONTENTS

Summary	1
Teekay LNG Partners L.P.	1
Recent Developments	1
Business Opportunities	4
Business Strategies	4
Competitive Strengths	5
Summary of Risk Factors	5
Holding Company and Organizational Structures	8
Management of Teekay LNG Partners L.P.	9
Principal Executive Offices and Internet Address; SEC Filing Requirements	9
Summary of Conflicts of Interest and Fiduciary Duties	9
The Offering	11
Summary Historical and Pro Forma Financial and Operating Data	14
Risk Factors	20
Risks Inherent in Our Business	20
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.	20
The assumptions underlying our financial estimates relating to the operation of the three Suezmax tankers we will acquire from Teekay Shipping Corporation that we include in the “Summary” section of this prospectus are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.	21
We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.	21
We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of new building vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.	22
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.	23
We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.	24
We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.	25
Our growth depends on continued growth in demand for LNG and LNG shipping.	26
Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.	26
Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.	27
Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.	27

i

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.	28
Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.	28
We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.	29
Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.	29
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.	30
Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.	30
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.	31
The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.	31
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.	32
Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.	32
Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.	33
Risks Inherent in an Investment in Us	33
Teekay Shipping Corporation and its affiliates may engage in competition with us.	33
Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.	34
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.	35
Fees and cost reimbursements, which our general partner determines for services provided to us and certain of our subsidiaries, are substantial and reduce our cash available for distribution to you.	35
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.	36
The control of our general partner may be transferred to a third party without unitholder consent.	36
You will experience immediate and substantial dilution of $13.37 per common unit.	36
We may issue additional common units without your approval, which would dilute your ownership interests.	37
In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.	37
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.	37
Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.	38
You may not have limited liability if a court finds that unitholder action constitutes control of our business.	38
Our financing agreements will contain operating and financial restrictions which may restrict our business and financing activities.	38
Restrictions in our debt agreements may prevent us from paying distributions.	39

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.	39
Unitholders may have liability to repay distributions.	40
We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.	40
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.	40
Tax Risks	41
You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.	41
Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.	41
The after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.	41
U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.	42
The sale or exchange of 50% or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.	42
You may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.	42
Use of Proceeds	43
Capitalization	44
Dilution	45
Price Range of Common Units and Distributions	46
Cash Distribution Policy	47
General	47
Distributions of Available Cash	48
Operating Surplus and Capital Surplus	48
Subordination Period	51
Distributions of Available Cash From Operating Surplus During the Subordination Period	52
Distributions of Available Cash From Operating Surplus After the Subordination Period	53
Incentive Distribution Rights	53
Percentage Allocations of Available Cash From Operating Surplus	53
Distributions From Capital Surplus	54
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	54
Distributions of Cash Upon Liquidation	55
Selected Historical and Pro Forma Financial and Operating Data	58
Management’s Discussion and Analysis of Financial Condition and Results of Operations	64
Overview	64
Results of Operations	72
Liquidity and Capital Resources	80
Contractual Obligations and Contingencies	87
Critical Accounting Policies	87
Quantitative and Qualitative Disclosures About Market Risk	89

v

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters’ over-allotment option is not exercised. You should read “— Summary of Risk Factors” and “Risk Factors” for information about important factors that you should consider before buying the common units. We include a glossary of some of the terms used in this prospectus in Appendix A. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.
      References in this prospectus to “Teekay LNG Partners,” “we,” “our,” “us” or similar terms when used for periods prior to our initial public offering on May 10, 2005, refer to the assets of Teekay Shipping Corporation and its subsidiaries that were contributed to Teekay LNG Partners L.P. and its subsidiaries in connection with the initial public offering. For periods after May 10, 2005, those terms refer, depending on the context, to Teekay LNG Partners L.P. and/or any one or more of its subsidiaries. References in this prospectus to “Teekay Shipping Corporation” refer to Teekay Shipping Corporation and/or any one or more of its subsidiaries.
Teekay LNG Partners L.P.
      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We were formed in November 2004 by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in the LNG shipping sector. Teekay Shipping Corporation, which owns and controls our general partner, will own a 66.9% limited partner interest in us upon the closing of this offering.
      Our fleet currently consists of four LNG carriers and five Suezmax class crude oil tankers, all of which are double-hulled. Our fleet is young, with an average age of approximately two years for our LNG carriers and approximately three years for our existing Suezmax tankers, compared to world averages of 13.4 years and 8.6 years, respectively, as of October 1, 2005.
      These vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 20 years for our LNG carriers and approximately 17 years for our Suezmax tankers, subject, in certain circumstances, to termination or vessel purchase rights.
Recent Developments

Third Quarter Results
      For the quarter ended September 30, 2005, we generated voyage revenues of $34.8 million, net income of $8.9 million and income before interest, taxes, depreciation and amortization, or EBITDA, of $26.7 million. Our results for the quarter include interest expense of $14.4 million, interest income of $5.6 million and a foreign currency exchange gain of $1.3 million. During the quarter, we generated $13.7 million of distributable cash flow. Teekay GP LLC, our general partner, declared a cash distribution of $0.4125 per unit ($1.65 per unit on an annualized basis) for the quarter, representing a total cash distribution of $12.8 million, which was paid on November 14, 2005 to all unitholders of record on November 9, 2005. Please read “Non-GAAP Financial Measures” in Appendix B for explanations of EBITDA and distributable cash flow and reconciliations to the most directly comparable GAAP financial measures.

Agreement to Purchase Three Suezmax Tankers
      We have agreed to purchase from Teekay Shipping Corporation, upon the closing of this offering, three double-hulled Suezmax crude oil tankers (the African Spirit, the Asian Spirit and the European Spirit) for an aggregate purchase price of $180 million. These vessels have an average age of two years and operate pursuant to fixed-rate time charters to a subsidiary of ConocoPhillips, an integrated, international energy company. Each charter has a remaining scheduled term of approximately 10 years, subject to certain termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the time charters up to an additional six years. If ConocoPhillips declines to exercise this option, we have granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips. While the vessels are under charter to ConocoPhillips, Teekay Shipping Corporation will manage their operation pursuant to existing ship management agreements.
      The transaction and purchase price have been approved by the conflicts committee of our general partner’s board of directors, which committee consists of three independent directors.
      We will purchase the three Suezmax tankers with a combination of the net proceeds from this offering and borrowings under our existing $100 million credit facility, cash balances or both. We will use any net proceeds from the exercise of the over-allotment option to repay amounts borrowed under the credit facility to purchase the vessels or for general partnership purposes.
      Following the closing of this offering, we anticipate entering into a $137.5 million revolving credit facility secured by the three Suezmax tankers we will acquire from Teekay Shipping Corporation. This facility initially would be undrawn, but would remain available to finance future projects and general partnership purposes.
      We have agreed to acquire the vessels from Teekay Shipping Corporation for the following reasons:

•	the long-term, fixed-rate charters fit our objective of generating stable cash flows;

•	the acquisition will further diversify our customer base;

•	the acquisition is expected to increase our financial strength and flexibility by increasing our cash flow and allowing us to obtain other debt financing secured by the vessels, which will be unencumbered when transferred to us; and

•	the acquisition is expected to increase distributable cash flow per unit.
      We estimate that the three Suezmax tankers will contribute to us during the 12 months following this offering total EBITDA of between $19 million and $21 million and net income of between $10.2 million and $12.2 million. We based both these estimates on the fixed rates in the charters, current vessel operating costs and ship management fees associated with these vessels and, in addition only for estimated net income, on interest rates and the estimated net proceeds of this offering. We may not realize this level of EBITDA or net income from the vessels. Please read “Non-GAAP Financial Measures” in Appendix B for a reconciliation of this estimated EBITDA to the most directly comparable GAAP financial measure.
      As a result of this acquisition, our management intends to recommend to the board of directors of our general partner an increase in the amount of our quarterly distribution, which would become effective by our distribution for the quarter ending March 31, 2006. Any such increase would be conditioned upon, among other things, the approval of the board of directors of our general partner and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Agreement to Purchase RasGas II Interest
      We have agreed to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three 151,700 cubic meter, double-hulled LNG newbuilding carriers. We expect to take delivery of these LNG newbuildings during the fourth quarter of 2006 and the first half of 2007. Upon their deliveries, the vessels will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. In July 2005, Qatar Gas Transport Company Ltd. (Nakilat) exercised its option to purchase the remaining 30% of Teekay Nakilat.
      The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of approximately $327.7 million of long-term debt. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance these three vessels. We estimate that these lease arrangements would increase our financial returns from this project by reducing our equity contribution required for the vessels by approximately $40 million from the current estimate of $92.8 million, while only reducing the annual EBITDA attributable to the project by approximately 3%. Teekay Shipping Corporation may be unable to complete these lease arrangements.

Potential Additional Projects
      We have the contractual right to acquire from Teekay Shipping Corporation its interest in LNG projects it is awarded. These include the following projects that were awarded to Teekay Shipping Corporation in July and August 2005:

•	Tangguh LNG Project. Teekay Shipping Corporation has been awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Teekay Shipping Corporation has contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450 million. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation will have operational responsibility for the vessels in this project. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

•	RasGas 3 LNG Project. Teekay Shipping Corporation has been awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of the LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Shipping Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. (Nakilat). Teekay Shipping Corporation will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. (Nakilat) may assume operational responsibility beginning 10 years following delivery of the vessels.
      Teekay Shipping Corporation is obligated to offer us the opportunity to pursue these projects no later than 180 days before the scheduled delivery date of the vessels. The conflicts committee of our general partner’s board of directors must approve any decision to pursue or decline such an opportunity. Our management may not recommend pursuing either of these opportunities, our conflicts committee may not approve pursuing them or we may not have the financial ability to pursue them. If we decline an LNG project awarded to Teekay Shipping Corporation and offered to us, Teekay Shipping Corporation may pursue the project and we will have no further rights in the project.

Business Opportunities
      We believe the following industry dynamics create a favorable environment in which to expand our LNG business:

•	Strong increase in demand for LNG vessels. Natural gas represented approximately 23% of world energy consumption in 2002 and is the fastest-growing primary energy source according to the U.S. Department of Energy. Due to the vast distances between many areas of natural gas production and consumption and related impracticalities of building pipelines, seaborne transportation of LNG provides either the only or the most cost-effective means of transporting natural gas to many consuming regions. To meet projected LNG shipping demand, LNG Shipping Solutions Ltd. estimates that the world LNG carrier fleet must expand to approximately 386 vessels by 2010 from its current size of 187 existing vessels and 123 vessels under order or construction as of October 1, 2005.

•	Globalization of LNG trade routes. We believe more opportunities to transport LNG are developing outside traditional trade routes. We expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. We believe that the increase in the number and scope of LNG trade routes will result in greater accessibility to LNG and lead to increased LNG demand.

•	Increasing ownership of world LNG carrier fleet by independent owners. Until recently, major private and state-owned energy companies owned most of the world LNG carrier fleet. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to:

•	the marine transportation business, which is non-core to their operations, and

•	the cost of financing new LNG carriers in addition to the high construction costs of LNG facilities.

•	Stringent customer standards favor high-quality operators. Major energy companies are highly selective in their choice of LNG transportation partners and impose increasingly stringent pre-qualification operational and financial standards that LNG vessel operators must meet prior to bidding on nearly all significant LNG transportation contracts. We believe that these rigorous and comprehensive standards will increase our ability, relative to less qualified or experienced operators, to compete effectively for new LNG contracts.
Business Strategies
      Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Continue our practice of acquiring LNG carriers after long-term, fixed-rate time charters have been awarded for an LNG project, rather than ordering vessels on a speculative basis.

•	Expand our LNG operations globally by selectively targeting long-term, fixed-rate time charters, joint ventures and acquisitions of vessels or other LNG shipping businesses.

•	Leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by maintaining high reliability, safety, environmental and quality standards.

•	Manage our fleet of Suezmax tankers to provide stable cash flows and a source of funding for expansion of our LNG operations.

Competitive Strengths
      We believe the following competitive strengths will enable us to successfully execute our business strategies:

•	We have a strategic platform from which to expand our presence in the rapidly growing LNG shipping sector.

•	Our management and the personnel of Teekay Shipping Corporation’s subsidiaries who provide services to us have extensive experience in fleet expansion.

•	We believe our relationship with Teekay Shipping Corporation and its prominence and extensive customer relationships in the shipping industry significantly enhance our growth opportunities.

•	We supplement our operational experience through continued access to Teekay Shipping Corporation’s expertise in various functions critical to our vessel operations.

•	We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units.
Summary of Risk Factors
      An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 20 and include:

Risks Inherent in Our Business

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	The assumptions underlying our financial estimates we include in the “Summary” section of this prospectus are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

•	We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

•	We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

•	Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

•	We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for three new LNG carriers.

•	Our growth depends on continued growth in demand for LNG and LNG shipping.

•	Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.

•	Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

•	We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

•	Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

•	Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

•	Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

•	The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

•	Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
Risks Inherent in an Investment in Us

•	Teekay Shipping Corporation and its affiliates may engage in competition with us.

•	Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

•	Fees and cost reimbursements, which our general partner determines for services provided to us and certain of our subsidiaries, are substantial and reduce our cash available for distribution to you.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	The control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $13.37 per common unit.

•	We may issue additional common units without your approval, which would dilute your ownership interests.

•	In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.

•	We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.

•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management. Please read “Service of Process and Enforcement of Civil Liabilities.”
Tax Risks

•	You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.

•	Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.

•	The after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes.

•	You may be subject to income tax in one or more non-U.S. countries as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.

Holding Company and Organizational Structures
      We are a holding entity and conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Teekay LNG Operating L.L.C., a limited liability company organized in the Marshall Islands, is our only directly owned subsidiary and conducts all of our operations through itself and its subsidiaries.
      The following diagram depicts our organizational structure after giving effect to this offering:

Public Common Units	31.1%
Teekay Shipping Corporation’s Common Units	24.9
Teekay Shipping Corporation’s Subordinated Units	42.0
General Partner Interest	2.0

100.0%

*	These entities, which we will acquire from Teekay Shipping Corporation upon the closing of this offering, own three Suezmax tankers.

Management of Teekay LNG Partners L.P.
      Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, manages our operations and activities. The executive officers and three of the seven directors of Teekay GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation. For more information about these individuals, please read “Management — Directors, Executive Officers and Key Employees.”
      Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors.
      Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner is also entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”
      We and certain of our operating subsidiaries have entered into, and may enter into additional, services agreements with certain subsidiaries of Teekay Shipping Corporation relating to the provision to us of administrative services and to such operating subsidiaries of strategic consulting, advisory, ship management, technical and administrative services. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
Principal Executive Offices and Internet Address; SEC Filing Requirements
      Our principal executive offices are located at TK House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas, and our phone number is (242) 502-8820. Our website is located at http://www.teekaylng.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer, which differ from those applicable to public companies organized in the United States.
Summary of Conflicts of Interest and Fiduciary Duties
      Teekay GP L.L.C., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty is commonly referred to as a “fiduciary” duty. However, because Teekay GP L.L.C. is owned by Teekay Shipping Corporation, the officers and directors of Teekay GP L.L.C. also have fiduciary duties to manage the business of Teekay GP L.L.C. in a manner beneficial to Teekay Shipping Corporation. In addition:

•	the executive officers and three of the seven directors of Teekay GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation, and another director of Teekay GP L.L.C. is employed by an affiliate of Teekay Shipping Corporation;

•	Teekay Shipping Corporation and its other affiliates may engage in competition with us; and

•	we and certain of our operating subsidiaries have entered into arrangements, and may enter into additional arrangements, with Teekay Shipping Corporation and certain of its subsidiaries relating to the sale of certain vessels, the purchase of additional vessels, the provision of certain services and other matters.
Please read “Management — Directors, Executive Officers and Key Employees” and “Certain Relationships and Related Party Transactions.”

      As a result of these relationships, conflicts of interest may arise between us and our unitholders, on the one hand, and Teekay Shipping Corporation and its other affiliates, including our general partner, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”
      In addition, our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.
      For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	4,000,000 common units.

4,600,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	19,638,072 common units and 14,734,572 subordinated units, representing 56.0% and 42.0% limited partner interests in us, respectively, assuming no exercise of the over-allotment option.

Use of proceeds	We intend to apply the net proceeds of this offering, along with borrowings on our credit facility, cash balances or both, towards the purchase price for the three Suezmax tankers and related long-term, fixed-rate time charters we will acquire from Teekay Shipping Corporation upon the closing of this offering.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to repay borrowings under our credit facility or for general partnership purposes.

Cash distributions	We make minimum quarterly distributions of $0.4125 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received an aggregate distribution of $0.4625.

If cash distributions exceed $0.4625 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix A. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

Subordinated units	Teekay Shipping Corporation owns all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.4125 only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units do not accrue arrearages. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before March 31, 2010. These financial tests require us to have earned and paid the minimum quarterly distribution on all of our outstanding units for three consecutive, non-overlapping four-quarter periods.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we meet the financial tests in the partnership agreement for any three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2008, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2009, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

Issuance of additional units	We can issue an unlimited number of units without the consent of our unitholders.

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. As a result, you initially may be unable to remove our general partner without its consent because Teekay Shipping Corporation and its affiliates will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2008, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.65 per unit, we estimate that your allocable U.S. federal taxable income per year will be no more than $0.33 per unit. For a discussion of the basis for this estimate and of factors that may affect our ability to achieve this estimate, please read “Material U.S. Federal Income Tax Consequences — Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material U.S. federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Material non-U.S. tax consequences	For a discussion of material non-U.S. tax consequences that may be relevant to prospective unitholders, please read “Business — Taxation of the Partnership” and “Non-United States Tax Consequences.”

New York Stock Exchange symbol	TGP

Summary Historical and Pro Forma Financial and Operating Data
      The following tables present, in each case for the periods and as of the dates indicated, summary:

•	historical financial and operating data of Teekay Spain, which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004;

•	historical financial and operating data of Teekay LNG Partners L.P. since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Shipping Corporation; and

•	pro forma financial and operating data of Teekay LNG Partners L.P.
      The summary historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation’s acquisition of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2000 and 2001 are derived from the unaudited consolidated financial statements of Teekay Spain, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Spain as at December 31, 2004 and for the eight months ended December 31, 2004 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain, for the four months ended April 30, 2004, the two months ended June 30, 2004 and the period from January 1, 2005 to May 9, 2005 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay LNG Partners L.P. as at June 30, 2005 and for the period from May 10, 2005 to June 30, 2005 reflect its initial public offering and related acquisition of Luxco and are derived from the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. included elsewhere in this prospectus.
      The unaudited pro forma financial and operating data of Teekay LNG Partners L.P. give pro forma effect to:

•	the acquisition of Teekay Spain;

•	the contribution by Teekay Shipping Corporation to us of the capital stock and certain notes receivable of Luxco in connection with our initial public offering;

•	Teekay Shipping Corporation’s loans and contributions to us prior to our initial public offering, which we used, together with existing cash, to repay indebtedness and settle interest rate swaps; and

•	the completion of our initial public offering and use of the net proceeds of that offering.
      The pro forma financial data presented for the year ended December 31, 2004 and the six months ended June 30, 2005 are derived from our unaudited pro forma consolidated financial statements. The pro forma income statement data for the year ended December 31, 2004 and the six months ended June 30,

2005 assumes our initial public offering and related transactions occurred on January 1, 2004. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements included with this prospectus.
      The following table presents two financial measures, net voyage revenues and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (or GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in Appendix B to this prospectus.
      Because drydocking expenditures are more extensive in nature than normal routine maintenance, we capitalize and amortize them for a given vessel from the completion of a drydocking to the estimated completion of the next drydocking. For more information about our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Important Financial and Operational Terms and Concepts — Drydocking” and “— Depreciation and Amortization.”
      To make the summary historical financial and operating data more comparable, our historical operating results do not include the historical results of Luxco for the two months ended June 30, 2004, the nine months ended December 31, 2004 or the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period). During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	advances (including accrued interest) of $465.7 million and $312.3 million as of December 31, 2004 and June 30, 2004, respectively, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million, $2.4 million and $7.3 million for the nine months ended December 31, 2004, the two months ended June 30, 2004 and for the 2005 Pre-IPO Period, respectively;

•	unrealized foreign exchange losses of $44.7 million and $3.8 million for the nine months ended December 31, 2004 and the two months ended June 30, 2004, respectively, related to the advances, which are Euro-denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

•	other expenses of $1.1 million, $0.1 million and $0.1 million for those respective periods;

•	cash and cash equivalents of $2.2 million and $10.0 million as of December 31, 2004 and June 30, 2004, respectively; and

•	its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.
      We believe the exclusion of the Luxco results makes our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation, as reflected in our summary pro forma financial data. For more information on Luxco, please read the unaudited consolidated financial statements of Luxco included elsewhere in this prospectus.

      The following tables should be read together with, and are qualified in their entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The tables also should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Footnotes for both of these tables follow the second table.

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

	(unaudited)		(audited)		(audited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$52,217	$60,326	$59,866	$86,709	$40,718	$83,115

Operating expenses:
Voyage expenses(1)	4,304	5,092	5,334	4,911	1,842	3,090
Vessel operating expenses(2)	10,883	12,403	16,104	26,440	10,302	20,315
Depreciation and amortization	14,803	16,094	17,689	23,390	8,585	26,275
General and administrative	3,967	5,061	6,501	8,799	2,103	4,300

Total operating expenses	33,957	38,650	45,628	63,540	22,832	53,980

Income from vessel operations	18,260	21,676	14,238	23,169	17,886	29,135
Interest expense	(15,625)	(20,104)	(18,109)	(34,862)	(21,475)	(40,560)
Interest income	1,278	3,752	5,248	8,431	8,692	13,426
Foreign currency exchange gain (loss)(3)	(179)	3,462	(44,310)	(71,502)	18,010	(34,149)
Interest rate swaps gain (loss)(4)	—	(7,618)	(71,400)	14,715	3,985	—
Other income (loss)(5)	3,615	5,327	563	617	(10,934)	3,361

Net income (loss) before change in accounting principle	7,349	6,495	(113,770)	(59,432)	16,164	(28,787)
Change in accounting principle(6)	—	(4,366)	—	—	—	—

Net income (loss)	$7,349	$2,129	$(113,770)	$(59,432)	$16,164	$(28,787)

Pro forma net loss per unit (basic and diluted)(7)
Balance Sheet Data (at end of period):
Cash and marketable securities	$24,185	$24,625	$20,141	$22,533	$11,289	$154,203
Restricted cash deposits(8)	29,243	70,051	106,399	398,038	385,564	435,112
Vessels and equipment(9)	277,076	368,951	705,010	602,550	602,055	813,431
Total assets(8)	357,247	491,058	882,604	1,069,081	1,021,695	1,651,522
Total debt and capital lease obligations(8)(10)	317,710	444,865	882,027	1,129,426	1,072,379	1,200,499
Total stockholders’/partners’ equity (deficit)	34,673	29,849	(106,105)	(164,809)	(144,186)	184,650
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$19,695	$24,770	$20,418	$18,318	$14,808	$7,381
Financing activities	11,623	31,852	176,316	(277,616)	(25,846)	95,645
Investing activities	(23,304)	(55,695)	(199,218)	262,766	901	39,986
Other Financial Data:
Net voyage revenues	$47,913	$55,234	$54,532	$81,798	$38,876	$80,025
EBITDA(11)	36,556	33,912	(81,056)	(6,578)	36,887	24,571
Capital expenditures:
Expenditures for vessels and equipment	173,186	110,097	186,755	133,628	5,522	83,703
Expenditures for drydocking	784	—	984	4,711	—	4,085
LNG Fleet Data:
Calendar-ship-days(12)	—	—	93	518	242	660
Average age of our fleet (in years at end of period)	—	—	0.3	0.8	1.2	1.1
Vessels at end of period	—	—	1.0	2.0	2.0	4.0
Suezmax Fleet Data:
Calendar-ship-days(12)	1,737	2,085	2,190	2,190	726	1,134
Average age of our fleet (in years at end of period)	4.0	4.3	5.3	6.3	6.6	3.2
Vessels at end of period	7.0	6.0	6.0	6.0	6.0	4.0

	Historical				Pro Forma

	Six Months Ended June 30,

	2004		2005
						Six
	January 1,	May 1,	January 1,	May 10,	Year	Months
	to	to	to	to	Ended	Ended
	April 30,	June 30,	May 9,	June 30,	December 31,	June 30,
	2004	2004	2005	2005	2004	2005

	(audited)	(unaudited)			(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$40,718	$17,453	$50,129	$20,364	$123,833	$70,493

Operating expenses:
Voyage expenses(1)	1,842	1,462	251	73	4,932	324
Vessel operating expenses(2)	10,302	4,584	10,771	3,932	30,617	14,703
Depreciation and amortization	8,585	6,426	14,751	5,852	37,808	20,603
General and administrative	2,103	808	2,916	1,274	8,813	5,027

Total operating expenses	22,832	13,280	28,689	11,131	82,170	40,657

Income from vessel operations	17,886	4,173	21,440	9,233	41,663	29,836
Interest expense	(21,475)	(8,632)	(28,356)	(8,196)	(31,060)	(26,778)
Interest income	8,692	3,473	9,098	3,003	22,211	12,101
Foreign currency exchange gain (loss)(3)	18,010	(6,189)	23,835	22,993	(16,139)	46,828
Interest rate swaps gain (loss)(4)	3,985	—	—	—	(905)	—
Other income (loss)(5)	(10,934)	604	(17,927)	1,670	(17,269)	(1,864)

Net income (loss) before change in accounting principle	16,164	(6,571)	8,090	28,703	(1,499)	60,123
Change in accounting principle(6)	—	—	—	—	—	—

Net income (loss)	$16,164	$(6,571)	$8,090	$28,703	$(1,499)	$60,123

Pro forma net income (loss) per unit (basic and diluted)(7)					$(0.05)	$1.58
Balance Sheet Data (at end of period):
Cash and marketable securities	$11,289	$15,362		$55,875
Restricted cash deposits(8)	385,564	393,403		387,040
Vessels and equipment(9)	602,055	823,400		1,152,747
Total assets(8)	1,021,695	1,476,184		1,826,128
Total debt and capital lease obligations(8)(10)	1,072,379	1,089,247		965,554
Total stockholders’/partners’ equity (deficit)	(144,186)	284,622		682,852
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$14,808	$3,596	$11,867	$13,158
Financing activities	(25,846)	1,647	(159,845)	(400)
Investing activities	901	(4,965)	19,066	15,619
Other Financial Data:
Net voyage revenues	$38,876	$15,991	$49,879	$20,291	$118,901	$70,169
EBITDA(11)	36,887	4,441	44,747	38,076	46,141	97,268
Capital expenditures:
Expenditures for vessels and equipment	5,522	4,965	43,962	4,959	89,225	48,921
Expenditures for drydocking	—	—	—	—	4,085	—
LNG Fleet Data:
Calendar-ship-days(12)	242	122	516	208	902	724
Average age of our fleet (in years at end of period)	1.2	1.3	1.4	1.6	1.1	1.6
Vessels at end of period	2.0	2.0	4.0	4.0	4.0	4.0
Suezmax Fleet Data:
Calendar-ship-days(12)	726	366	516	229	1,860	1,860
Average age of our fleet (in years at end of period)	6.6	6.8	3.6	3.7	3.2	3.7
Vessels at end of period	6.0	6.0	4.0	4.0	5.0	4.0
(footnotes on following page)

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 294.8 million Euros ($372.4 million) at December 31, 2003, 325.8 million Euros ($443.7 million) at December 31, 2004 and 321.7 million Euros ($389.2 million) at June 30, 2005.

(4)	We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

(5)	The $10.9 million other loss in the four months ended April 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation. The $17.9 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from a write-off of capitalized loan costs and a loss on cancellation of interest rate swaps. The $17.3 million other loss in the pro forma year ended December 31, 2004 primarily resulted from the $11.9 million loss on the sale of non-shipping assets and from a write-down of capitalized loan costs on a pro forma basis.

(6)	In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (or SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” which establishes new standards for recording derivatives in interim and annual financial statements. We adopted SFAS 133 on January 1, 2001. We recognized the fair value of our derivatives as liabilities of $4.4 million on our consolidated balance sheet as of January 1, 2001. This amount was recorded as a change in accounting principle in our consolidated statement of income for the year ended December 31, 2001.

(7)	Please read Note 5 of our unaudited pro forma consolidated financial statements included in this prospectus for a calculation of our pro forma net income (loss) per unit.

(8)	We operate two of our LNG carriers under “Spanish tax lease” arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, which are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations. As at December 31, 2004 and June 30, 2005, our total assets and total debt each included $413.3 million and $377.6 million, respectively, of such amounts. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(9)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(10)	Total debt for Teekay Spain as at December 31, 2004 excludes a loan made to it in December 2004 of 82.1 million Euros ($111.8 million) by Teekay Spain’s direct parent company, Teekay Spain, S.L., a subsidiary of Luxco. In April 2005, Teekay Spain used these funds to repay debt associated with two of its LNG carriers.

(11)	EBITDA is calculated as net income(loss) before interest, taxes, depreciation and amortization, as set forth in Appendix B to this prospectus, which also includes reconciliations of EBITDA to our most directly comparable GAAP financial measure. EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

Foreign currency exchange gain (loss)	$(179)	$3,462	$(44,310)	$(71,502)	$18,010	$(34,149)
Interest rate swaps gain (loss)	—	(7,618)	(71,400)	14,715	3,985	—

	$(179)	$(4,156)	$(115,710)	$(56,787)	$21,995	$(34,149)

	Historical				Pro Forma

	Six Months Ended June 30,

	2004		2005
						Six
	January 1,	May 1,		May 10,		Months
	to	to	January 1,	to	Year Ended	Ended
	April 30,	June 30,	to May 9,	June 30,	December 31,	June 30,
	2004	2004	2005	2005	2004	2005

Foreign currency exchange gain (loss)	$18,010	$(6,189)	$23,835	$22,993	$(16,139)	$46,828
Interest rate swaps gain (loss)	3,985	—	—	—	—	—

	$21,995	$(6,189)	$23,835	$22,993	$(16,139)	$46,828

(12)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

RISK FACTORS
      Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.
      If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.
Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.
      We may not have sufficient cash available each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
      The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.
      The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying our financial estimates relating to the operation of the three Suezmax tankers we will acquire from Teekay Shipping Corporation that we include in the “Summary” section of this prospectus are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.
      We include in the “Summary” section of this prospectus estimated net income and EBITDA, for the 12 months following their acquisition, for the three Suezmax tankers we will acquire from Teekay Shipping Corporation upon the closing of this offering. These financial estimates have been prepared by management and we have not received an opinion or report on these estimates from our or any other independent auditor or other third party. The assumptions underlying the estimates are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If we do not achieve the estimated results, we may not be able to increase distributable cash flow per unit, increase our quarterly distribution or pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.
      We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet, which we estimate will average approximately $21.2 million per year for the useful lives of our existing vessels, including the three Suezmax tankers we will acquire from Teekay Shipping Corporation upon the closing of this offering. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.
      Our significant maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.
      In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.
      We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG carriers we own. The contract price of a new LNG carrier is currently approximately $200 million, although the actual cost will vary significantly depending on the market price charged by shipyards, the size of the vessel, governmental regulations and maritime self-regulatory organization standards. The total delivered cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.
      We generally will be required to make installment payments on newbuildings prior to their delivery. We typically must pay 20% of the purchase price of an LNG carrier upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three years later for current orders). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or minimum quarterly distributions we must make prior to generating cash from the operation of the newbuilding.
      The purchase price for the three Suezmax tankers, related time charters and other assets we will acquire from Teekay Shipping Corporation upon the closing of this offering is $180 million. We will finance this purchase with the net proceeds of this offering and borrowings under our credit facility, cash balances or both.
      We also have agreed to purchase from Teekay Shipping Corporation its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three LNG newbuildings and related long-term, fixed-rate time charters, for an estimated purchase price of $92.8 million, plus the assumption of approximately $327.7 million of long-term debt. This purchase will take place in connection with the delivery of the first newbuilding scheduled for the fourth quarter of 2006. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance the equity portion of the purchase price for these vessels; these lease arrangements are described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.” If Teekay Shipping Corporation is unable to complete the U.K. lease arrangements, we intend to fund the equity portion of the purchase price through internally generated funds, debt or equity financings. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”
      In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $43.5 million per vessel.
      We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. Teekay Shipping Corporation currently has submitted bids to provide transportation requirements for LNG projects and we and Teekay Shipping Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. The award process for some of the projects upon which Teekay Shipping Corporation has bid are in advanced stages. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.” In July and August 2005, Teekay Shipping Corporation announced the awards to it of a 70% interest in two LNG carriers and related long-term, fixed-rate time charters to service the Tangguh LNG project in Indonesia and a 40% interest in four LNG carriers and related long-term, fixed-rate time charters to service an LNG project in Qatar. In connection with these awards, Teekay Shipping Corporation has (a) exercised shipbuilding options to construct two 155,000 cubic meter LNG carriers at a total cost of approximately $450 million, which vessels are scheduled to deliver in late 2008 and early 2009, respectively, and (b) entered into agreements to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.1 billion, which vessels are scheduled to deliver in the first half of 2008. The total delivered cost of these vessels will exceed the construction costs above.
      If we elect pursuant to the omnibus agreement to obtain Teekay Shipping Corporation’s interests in either or both of these LNG projects or any other projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG project, we will need to incur significant capital expenditures to build the LNG carriers needed to fulfill the transportation requirements.
      To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
      As of June 30, 2005, our consolidated debt and capital lease obligations were $1.0 billion. In addition, we will have the capacity to borrow $100 million under our existing revolving credit facility, which we intend to draw on to finance part of the purchase price for the three Suezmax tankers we will acquire from Teekay Shipping Corporation. We also anticipate entering into a $137.5 million credit facility secured by these Suezmax tankers following the closing of this offering. If we are awarded contracts for new LNG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.
      Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.
      We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or CEPSA), an international oil company, accounted for approximately 47%, 36% and 30% of our revenues during 2003 and 2004 and the six months ended June 30, 2005, respectively. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 26% and 11% of our revenues in 2003, 18% and 21% of our revenues in 2004 and 34% and 19% of our revenues for the six months ended June 30, 2005, respectively. In addition, Unión Fenosa Gas, S.A. accounted for 17% of our revenues for the six months ended June 30, 2005. Collectively, CEPSA, Repsol YPF, S.A. and Gas Natural SDG, S.A. accounted for approximately 84% and 75% of our revenues during 2003 and 2004, respectively, and, together with Unión Fenosa Gas, S.A., 100% of our revenues during the six months ended June 30, 2005. No other customer accounted for 10% or more of our revenues during any of these periods. After our acquisition of the three Suezmax tankers from Teekay Shipping Corporation upon the closing of this offering, we will derive a significant portion of our revenues from a ConocoPhillips subsidiary, the customer under the related time charter contracts. Likewise, RasGas II will be a significant customer following the delivery in 2006 and 2007 of the three LNG newbuildings we have agreed to purchase from Teekay Shipping Corporation and commencement of payments by RasGas II under the related time charters.
      We could lose a customer or the benefits of a time charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charterer’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.
Please read “Business — LNG Time Charters — Purchase Options, Termination Rights and Bareboat Conversion Options” and “Business — Crude Oil Time Charters — Rights to Terminate Charter or Cause Sale of Vessel.”
      If we lose a key LNG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.
      If we lose a key Suezmax tanker customer, we may be unable to obtain other long-term Suezmax charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.
      The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.
      Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Shipping Corporation, on the other hand, the Teekay Shipping Corporation subsidiaries provide to us administrative services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depends significantly upon Teekay Shipping Corporation’s satisfactory performance of these services. Our business will be harmed if Teekay Shipping Corporation fails to perform these services satisfactorily or if Teekay Shipping Corporation stops providing these services to us.
      Our ability to compete for the transportation requirements of LNG projects and to enter into new time charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.
      If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
      Teekay Shipping Corporation is also incurring all costs for the construction and delivery of the three RasGas II LNG newbuildings, which we refer to as “warehousing.” Upon their delivery, we will purchase all of the interest of Teekay Shipping Corporation in the vessels at a price that will reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Shipping Corporation in the future. If Teekay Shipping Corporation fails to make construction payments for the RasGas II newbuildings or other vessels that Teekay Shipping Corporation warehouses for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

Our growth depends on continued growth in demand for LNG and LNG shipping.
      Our growth strategy focuses on expansion in the LNG shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LNG shipping, which could be negatively affected by a number of factors, such as:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.
      Reduced demand for LNG and LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.
      A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

•	labor or political unrest affecting existing or proposed areas of LNG production; and

•	capacity constraints at existing shipyards, which are expected to continue until at least the end of 2008.
      We expect that as a result of the factors discussed above, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities will be abandoned or significantly delayed. For example, until recently Bolivia had suspended its LNG export program because of political unrest, and an LNG project in Peru was delayed by problems in arranging financing.
      Explosions at an LNG plant in Algeria in January and August 2004 have also increased public concern about the safety of LNG facilities. In addition, the proposed construction of new LNG import terminals in some locations in North America has met with significant community and environmental group resistance over concerns about the environment, safety and terrorism.

      If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
      One of our principal objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term LNG time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
      We compete for providing marine transportation services for potential LNG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Shipping Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.
      We have agreed to purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuilding carriers, in connection with their deliveries scheduled for the fourth quarter of 2006 and the first half of 2007. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.
      Our receipt of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea or Spain, where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels; or

•	our inability to obtain requisite permits or approvals.
      If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.
      LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to almost 11% in 2003. For example, substantially all LNG shipped into the Lake Charles, Louisiana terminal in 2004 was shipped under short-term charters. The U.S. Department of Energy estimates that spot and short-term charters could account for 15% to 20% of global LNG shipping imports by 2013, with short-term charters occurring primarily in the Atlantic region.
      If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.
      Vessel values for LNG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG or oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
      If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
      Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG industry in the near term include the relatively small number of independent LNG fleet owners and the limited number of LNG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.
      Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
      Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
      Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001 and the bombings in Spain on March 11, 2004 and in England on July 7, 2005, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.
      In addition, LNG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

      Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or the temporary or permanent closing of various LNG facilities currently in operation.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
      Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG and oil from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. For example, in 2001 Indonesian insurgents forced a four-month shutdown of ExxonMobil’s ARCO LNG liquefaction plant and in March 2004 tugboat workers conducted a two-day strike that shut down operations at Trinidad and Tobago’s liquefaction facilities. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.
      Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.
      An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

      Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
      The operation of LNG carriers and oil tankers is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our Suezmax tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. In the future, we may not continue to maintain off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
      We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.
      Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
      Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
      The United States Oil Pollution Act of 1990 (or OPA 90), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires vessel owners and operators to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly, severally and strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.
      Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.
      OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.
      In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
      We are paid in Euros under some of our charters, and a majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.
      Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation causes us to report significant non-monetary foreign currency exchange gains and losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2002, 2003 and 2004, we reported foreign currency exchange losses of $44.3 million, $71.5 million and $16.1 million, respectively. For the six months ended June 30, 2005, we reported a foreign currency exchange gain of $46.8 million.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.
      A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Suezmax tankers) expires at the end of 2005. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.
      We rely exclusively on the cash flow generated from our LNG carriers and Suezmax oil tankers that operate in the LNG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.
Risks Inherent in an Investment in Us

Teekay Shipping Corporation and its affiliates may engage in competition with us.
      Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to the omnibus agreement, Teekay Shipping Corporation and its controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation or any of such controlled affiliates to:

•	acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation; however, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

•	own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use.
      If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Shipping Corporation may own and operate the LNG carriers, but may not expand that portion of its business.
      In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	own and operate the three RasGas II LNG newbuilding carriers and related time charters if we fail to perform our obligation to purchase such vessels under our agreement with Teekay Shipping Corporation (please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest”);

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; and

•	provide ship management services relating to LNG carriers.
      If there is a change of control of Teekay Shipping Corporation, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.
      Following this offering, Teekay Shipping Corporation, which owns and controls our general partner, will indirectly own the 2% general partner interest and a 66.9% limited partner interest in us. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•	the executive officers and three of the directors of our general partner also serve as executive officers or directors of Teekay Shipping Corporation and another director of our general partner is employed by an affiliate of Teekay Shipping Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

      Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement,” “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement.”

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.
      Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.
      In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Fees and cost reimbursements, which our general partner determines for services provided to us and certain of our subsidiaries, are substantial and reduce our cash available for distribution to you.
      Prior to making any distribution on the common units, we pay fees for services provided to us and certain of our subsidiaries by certain subsidiaries of Teekay Shipping Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. These fees and expenses include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and certain of our subsidiaries, including services rendered to us pursuant to the agreements described below under “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.” In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees, and we may pay Teekay Shipping Corporation “incentive fees” pursuant to the omnibus agreement with it to reward and motivate Teekay Shipping Corporation for pursuing LNG projects that we may elect to undertake. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.” The payment of fees to Teekay Shipping Corporation and its subsidiaries and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to you.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by Teekay Shipping Corporation. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
      The unitholders will be unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, Teekay Shipping Corporation will own 68.3% of the units. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and Teekay Shipping Corporation are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
      Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.
      Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $13.37 per common unit.
      The estimated offering price for this offering of $30.11 per common unit (based on the closing price of our common units on November 11, 2005) exceeds the pro forma net tangible book value of $16.74 per common unit. Based on the estimated offering price, you will incur immediate and substantial dilution of $13.37 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

We may issue additional common units without your approval, which would dilute your ownership interests.
      Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units or other equity securities.
      The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.
      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. The partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution as described above in “Risks Inherent in Our Business — We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.”

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “The Partnership Agreement — Limited Call Right.”
      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own 44.5% of the common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of our subordinated units into common units, Teekay Shipping Corporation will own 68.3% of the common units. Teekay Shipping Corporation will also acquire additional common units if:

•	our general partner determines to pay a portion of the purchase price for the Suezmax tankers and related assets we will acquire from Teekay Shipping Corporation upon the closing of this offering with our common units, as described in “Use of Proceeds”; or

•	in connection with the sale to us of its 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuilding carriers, Teekay Shipping Corporation elects to receive common units in satisfaction of the estimated $92.8 million cash portion of the purchase price for that ownership interest.
      Accordingly, after subordinated units are converted to common units our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its limited call right. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase Suezmax Tankers and Time Charters” and “Agreement to Purchase RasGas II Interest.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.
      Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.
      As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the Marshall Islands Limited Partnership Act (or Marshall Islands Act) provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Our financing agreements will contain operating and financial restrictions which may restrict our business and financing activities.
      The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make capital expenditures in excess of specified levels;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain loans and investments; and

•	enter into a new line of business.
      In addition, some of our financing arrangements require our subsidiaries to maintain restricted cash deposits and maintain minimal levels of tangible net worth. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under an existing revolving credit facility are secured by certain of our assets, and if we are unable to repay our debt under the credit facility, the lenders could seek to foreclose on those assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements” and “— Credit Facilities.”

Restrictions in our debt agreements may prevent us from paying distributions.
      Our payment of principal and interest on the debt and capital lease obligations will reduce cash available for distribution on our units. In addition, a number of our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	default under any vessel mortgage;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness of our operating company, our general partner or any of our subsidiaries;

•	bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement, occurs relating to us or our business.
      We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions. For more information regarding our financing arrangements, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.”

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.
      Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. We are required to reduce all working capital borrowings for this purpose under our revolving credit agreement to zero for a period of at least 15 consecutive days once each 12-month period. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”

Unitholders may have liability to repay distributions.
      Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees of partnership interests who become limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.
      Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
      We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in the Bahamas and Spain. In addition, our general partner is a Marshall Islands limited liability company and all but four of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Tax Risks
      In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common units.

You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.
      Assuming that you are a U.S. citizen, resident or other U.S. taxpayer, you will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.
      If you sell your common units, you will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated decrease your tax basis and will, in effect, become taxable income to you if your common units are sold at a price greater than your tax basis, even if the price you receive is less than your original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of units, whether or not representing gain, may be ordinary income to you.

The after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.
      The anticipated after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.
      If we cease to be treated as a partnership for U.S. federal income tax purposes, we would be treated as becoming a corporation for such purposes, and you could suffer material adverse tax or economic consequences, including the following:

•	The ratio of taxable income to distributions with respect to your units would increase because items would not be allocated to you to account for any differences between the fair market value and the basis of our assets at the time of the offering. Please read “Material U.S. Federal Income Tax Consequences — Consequences of Unit Ownership — Allocation of Income Gain, Loss and Deduction.”

•	You may recognize income or gain on any change in our status from a partnership to a corporation that occurs while you hold units. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation.”

•	We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the U.S. Internal Revenue Code of 1986, as described below under “Material U.S. Federal Income Tax Consequences — Consequences of Unit Ownership — Section 754 Election.” As a result, a person who purchases common units from you in the market may realize materially more taxable income each year with respect to the units if we are treated as a corporation than if we are treated as a partnership for U.S. federal income tax purposes. This could reduce the value of your common units.

•	You would not be entitled to claim any credit against your U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us if we are treated as a corporation for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation.”

•	If we fail to qualify for an exemption from U.S. tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to you. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation — Taxation of Operating Income.”

•	We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation — Consequences of Possible PFIC Classification.”

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.
      Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

The sale or exchange of 50% or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.
      We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination.”

You may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.
      We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that you will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with, and pay taxes to, that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for you. Please read “Non-United States Tax Consequences.”

USE OF PROCEEDS
      Based on an assumed offering price of $30.11 per unit (the closing price of our common units on November 11, 2005), our estimated net proceeds from the sale of 4,000,000 common units offered by this prospectus will be approximately $115.6 million, after deducting underwriting discounts and commissions but before paying estimated offering expenses. In addition, our general partner will make a contribution to us of $2.5 million, based on the assumed offering price, to maintain its 2% general partner interest in us.
      We intend to apply the net proceeds from this offering and from our general partner’s contribution to us towards the $180 million purchase price for the three Suezmax tankers and related time charters we have agreed to purchase from Teekay Shipping Corporation upon the closing of this offering. We will pay the balance of the purchase price with borrowings from our existing $100 million credit facility, cash balances or a combination of both.
      If the underwriters exercise their over-allotment option, we will use the net proceeds to repay amounts borrowed under our credit facility to purchase the vessels or for general partnership purposes.
      Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase Suezmax Tankers and Time Charters” for more information on our agreement to purchase the three Suezmax tankers.

CAPITALIZATION
      The following table shows:

•	our historical capitalization as of June 30, 2005; and

•	our as adjusted capitalization as of June 30, 2005, adjusted to reflect the offering of the common units at an assumed offering price of $30.11 per unit (the closing price of our common units on November 11, 2005), and the application of the estimated net proceeds we will receive in this offering in the manner described under “Use of Proceeds” on the preceding page.

      This table is derived from and should be read together with our historical consolidated financial statements and the accompanying notes. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$55,875	$27,875
Restricted cash(1)	387,040	387,040

Total cash and restricted cash	$442,915	$414,915

Long-term debt, including current portion:
Long-term debt	403,635	438,288
Long-term obligation under capital leases(1)	561,919	561,919

Total long-term debt	965,554	1,000,207
Equity:
Partners’ equity	682,852	800,199

Total capitalization	$1,648,406	$1,800,406

(1)	Under certain capital lease arrangements, we maintain restricted cash deposits that, together with interest earned on the deposits, will equal the remaining amounts we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive approximates the amount of interest we pay on the capital leases.

DILUTION
      Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Assuming an offering price of $30.11 per common unit (the closing price of our common units on November 11, 2005), on a pro forma basis as of June 30, 2005, after giving effect to this offering of common units and the application of the net proceeds we will receive in this offering as described under “Use of Proceeds” above, our net tangible book value would have been $587.1 million, or $16.74 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed offering price per common unit		$30.11
Pro forma net tangible book value per common unit before this offering(1)	$15.16
Increase in net tangible book value per common unit attributable to purchasers in this offering	1.58

Less: Pro forma net tangible book value per common unit after this offering(2)		16.74

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$13.37

(1)	Determined by dividing the total number of our units (15,638,072 common units, 14,734,572 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 619,850 units) outstanding as of June 30, 2005 into our net tangible book value before this offering. The dilutive effect of the general partner’s interest was determined by multiplying the total number of units outstanding as of June 30, 2005 (i.e., the total number of common and subordinated units outstanding divided by 98%) by the general partner’s 2% general partner interest.

(2)	Determined by dividing the total number of our units (19,638,072 common units, 14,734,572 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 701,483 units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the estimated net proceeds of this offering.
      The following table sets forth the number of units that we have issued to our general partner and its affiliates and to investors prior to this offering and that we will issue to purchasers of common units in this offering, and the total consideration contributed to us by our general partner and its affiliates, prior investors in our initial public offering and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Owned		Total Consideration

	Number	Percent	Amount	Percent

General partner and its affiliates(1)(2)	24,170,627	68.9%	$530,984,959	66.1%
Prior investors	6,903,500	19.7	151,800,000	18.9
New investors	4,000,000	11.4	120,440,000	15.0

Total	35,074,127	100.0%	$803,224,959	100.0%

(1)	Upon the consummation of this offering, our general partner and its affiliates will own an aggregate of 8,734,572 common units and 14,734,572 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 701,483 units.

(2)	The assets contributed by our general partner and its affiliates in connection with our formation and initial public offering were recorded at book value in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of May 9, 2005, was $528.5 million. Our general partner will contribute an additional $2.5 million in connection with this offering.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
      As of November 1, 2005, there were 15,638,072 common units outstanding, held by approximately 17 holders of record. Our common units were first offered on the New York Stock Exchange on May 5, 2005 at an initial offering price of $22.00 per unit. Our common units are traded on the New York Stock Exchange under the symbol “TGP.”
      The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange, and quarterly cash distributions declared per common unit. The last reported sale price of common units on the New York Stock Exchange on November 11, 2005 was $30.11 per common unit.

	Price Range		Cash
			Distributions
	High	Low	per Unit(1)

2005
Quarter Ended December 31 (through November 11)	$32.25	$27.50
Quarter Ended September 30	34.70	28.12	$0.4125
Quarter Ended June 30(2)	28.45	24.30	0.2357	(3)
2005
Month Ended November 30 (through November 11)	$30.60	$28.14
Month Ended October 31	32.25	27.50
Month Ended September 30	32.70	30.00
Month Ended August 31	34.70	29.50
Month Ended July 31	32.92	28.12
Month Ended June 30	28.45	25.37

(1)	Represents cash distributions attributable to the quarter and paid within 45 days after the quarter.

(2)	Period beginning May 5, 2005.

(3)	The distribution reflects the 52-day period from May 10, 2005 to June 30, 2005.

CASH DISTRIBUTION POLICY
General
      Rationale for Our Cash Distribution Policy. Our partnership agreement requires us to distribute all of our available cash quarterly. This cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax.
      Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy is subject to restrictions on distributions under our credit agreement. Specifically, our credit agreement contains material financial tests and covenants that we must satisfy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.” Should we be unable to satisfy these restrictions under our credit agreement, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	The board of directors of our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliates of our general partner) after the subordination period has ended.
      Our Ability to Grow Depends on Our Ability to Access External Expansion Capital. We expect that we will distribute all of our available cash to our unitholders. As a result, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations and we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, to the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may reduce the available cash that we have to distribute on each unit. The incurrence of additional debt to finance our growth strategy would result in increased interest expense, which in turn may reduce the available cash that we have to distribute to our unitholders.
Distributions of Available Cash

General
      Within approximately 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash
      We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Minimum Quarterly Distribution
      Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on the subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. For a discussion of the restrictions in our credit agreement that may restrict our ability to make distributions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.”
Operating Surplus and Capital Surplus

General
      All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus
      We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance on the closing date of our initial public offering, other than cash reserved to terminate interest rate swap agreements; plus

•	$10 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash operating expenditures after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance capital expenditures and the amount of cash reserves established by our general partner to provide funds for future operating expenditures.
      As described above, operating surplus does not only reflect actual cash on hand that is available for distribution to our unitholders. For example, it also includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we may receive from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures
      For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures are classified as expansion capital expenditures.
      Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest

(and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, also are considered maintenance capital expenditures.
      Because our maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that affects our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.
      The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions;

•	it is more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it reduces the likelihood that a large maintenance capital expenditure in a period will prevent the general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus
      We also define capital surplus in the glossary, and it generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions
      We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General
      During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period
      We define the subordination period in the glossary. The subordination period extends until the first day of any quarter, beginning after March 31, 2010, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2010.

Early Conversion of Subordinated Units
      Before the end of the subordination period, 50% of the subordinated units, or up to 7,367,286 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	March 31, 2008 with respect to 25% of the subordinated units outstanding immediately after our initial public offering; and

•	March 31, 2009 with respect to a further 25% of the subordinated units outstanding immediately after our initial public offering.
      The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

      For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus
      We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period
      Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.
Distributions of Available Cash From Operating Surplus During the Subordination Period
      We make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
Incentive Distribution Rights
      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4625 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6500 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.
      In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
Percentage Allocations of Available Cash From Operating Surplus
      The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest
		in Distributions
	Total Quarterly
	Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50
Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made
      We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus
      The partnership agreement treats a distribution of capital surplus as the repayment of the $22.00 initial unit price from our initial public offering on May 10, 2005, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial public offering price for our initial public offering, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units issuable during the subordination period without a unitholder vote.
      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and the number of common units issuable during the subordination period without a unitholder vote would double. We will not make any adjustment by reason of the issuance of additional units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for U.S. federal, state, local or non-U.S. income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation

General
      If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain
      The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.
The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses
      If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts
      We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the existing unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s and unitholders’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
      The following table presents, in each case for the periods and as of the dates indicated, selected:

•	historical financial and operating data of Teekay Shipping Spain S.L. (or Teekay Spain), which was named Naviera F. Tapias S.A. (or Tapias) prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004;

•	historical financial and operating data of Teekay LNG Partners L.P. since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Shipping Corporation; and

•	pro forma financial and operating data of Teekay LNG Partners L.P.
      The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation’s acquisition of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2000 and 2001 are derived from the unaudited consolidated financial statements of Teekay Spain, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Spain as at December 31, 2004 and for the eight months ended December 31, 2004 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain, for the four months ended April 30, 2004, the two months ended June 30, 2004 and the period from January 1, 2005 to May 9, 2005 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay LNG Partners L.P. as at June 30, 2005 and for the period from May 10, 2005 to June 30, 2005 reflect its initial public offering and related acquisition of Luxco and are derived from the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. included elsewhere in this prospectus.
      The unaudited pro forma financial and operating data of Teekay LNG Partners L.P. give pro forma effect to:

•	The acquisition of Teekay Spain;

•	the contribution by Teekay Shipping Corporation to us of the capital stock and notes receivable of Luxco;

•	Teekay Shipping Corporation’s loans and contributions to us, prior to our initial public offering, which we used, together with existing cash, to repay indebtedness and settle interest rate swaps; and

•	the completion of our initial public offering and the use of the net proceeds of that offering.
      The pro forma financial data presented for the year ended December 31, 2004 and the six months ended June 30, 2005 are derived from our unaudited pro forma consolidated financial statements. The pro forma income statement data for the year ended December 31, 2004 and the six months ended June 30,

2005 assumes our initial public offering and related transactions occurred on January 1, 2004. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements included with this prospectus.
      The following table presents two financial measures, net voyage revenues and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (or GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in Appendix B to this prospectus.
      Because drydocking expenditures are more extensive in nature than normal routine maintenance, we capitalize and amortize them for a given vessel from the completion of a drydocking to the estimated completion of the next drydocking. For more information about our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Important Financial and Operational Terms and Concepts — Drydocking” and “— Depreciation and Amortization.”
      To make the selected historical financial and operating data more comparable, our historical operating results do not include the historical results of Luxco for the two months ended June 30, 2004, the nine months ended December 31, 2004 or the period from January 1, 2005 to May 9, 2005 (the 2005 Pre-IPO Period). During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	advances (including accrued interest) of $465.7 million and $312.3 million as of December 31, 2004 and June 30, 2004, respectively, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million, $2.4 million and $7.3 million for the nine months ended December 31, 2004, the two months ended June 30, 2004 and for the 2005 Pre-IPO Period, respectively;

•	unrealized foreign exchange losses of $44.7 million and $3.8 million for the nine months ended December 31, 2004 and the two months ended June 30, 2004, respectively, related to the advances, which are Euro- denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

•	other expenses of $1.1 million, $0.1 million and $0.1 million for those respective periods;

•	cash and cash equivalents of $2.2 million and $10.0 million as of December 31, 2004 and June 30, 2004, respectively; and

•	its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.
      We believe the exclusion of the Luxco results makes our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation, as reflected in our selected pro forma financial data. For more information on Luxco, please read the unaudited consolidated financial statements of Luxco included elsewhere in this prospectus.

      The following tables should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The tables also should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Footnotes for both of these tables follow the second table.

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

	(unaudited)		(audited)		(audited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$52,217	$60,326	$59,866	$86,709	$40,718	$83,115

Operating expenses:
Voyage expenses(1)	4,304	5,092	5,334	4,911	1,842	3,090
Vessel operating expenses(2)	10,883	12,403	16,104	26,440	10,302	20,315
Depreciation and amortization	14,803	16,094	17,689	23,390	8,585	26,275
General and administrative	3,967	5,061	6,501	8,799	2,103	4,300

Total operating expenses	33,957	38,650	45,628	63,540	22,832	53,980

Income from vessel operations	18,260	21,676	14,238	23,169	17,886	29,135
Interest expense	(15,625)	(20,104)	(18,109)	(34,862)	(21,475)	(40,560)
Interest income	1,278	3,752	5,248	8,431	8,692	13,426
Foreign currency exchange gain (loss)(3)	(179)	3,462	(44,310)	(71,502)	18,010	(34,149)
Interest rate swaps gain (loss)(4)	—	(7,618)	(71,400)	14,715	3,985	—
Other income (loss)(5)	3,615	5,327	563	617	(10,934)	3,361

Net income (loss) before change in accounting principle	7,349	6,495	(113,770)	(59,432)	16,164	(28,787)
Change in accounting principle(6)	—	(4,366)	—	—	—	—

Net income (loss)	$7,349	$2,129	$(113,770)	$(59,432)	$16,164	$(28,787)

Pro forma net loss per unit (basic and diluted)(7)
Balance Sheet Data (at end of period):
Cash and marketable securities	$24,185	$24,625	$20,141	$22,533	$11,289	$154,203
Restricted cash deposits(8)	29,243	70,051	106,399	398,038	385,564	435,112
Vessels and equipment(9)	277,076	368,951	705,010	602,550	602,055	813,431
Total assets(8)	357,247	491,058	882,604	1,069,081	1,021,695	1,651,522
Total debt and capital lease obligations(8)(10)	317,710	444,865	882,027	1,129,426	1,072,379	1,200,499
Total stockholders’/partners’ equity (deficit)	34,673	29,849	(106,105)	(164,809)	(144,186)	184,650
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$19,695	$24,770	$20,418	$18,318	$14,808	$7,381
Financing activities	11,623	31,852	176,316	(277,616)	(25,846)	95,645
Investing activities	(23,304)	(55,695)	(199,218)	262,766	901	39,986
Other Financial Data:
Net voyage revenues	$47,913	$55,234	$54,532	$81,798	$38,876	$80,025
EBITDA(11)	36,556	33,912	(81,056)	(6,578)	36,887	24,571
Capital expenditures:
Expenditures for vessels and equipment	173,186	110,097	186,755	133,628	5,522	83,703
Expenditures for drydocking	784	—	984	4,711	—	4,085
LNG Fleet Data:
Calendar-ship-days(12)	—	—	93	518	242	660
Average age of our fleet (in years at end of period)	—	—	0.3	0.8	1.2	1.1
Vessels at end of period	—	—	1.0	2.0	2.0	4.0
Suezmax Fleet Data:
Calendar-ship-days(12)	1,737	2,085	2,190	2,190	726	1,134
Average age of our fleet (in years at end of period)	4.0	4.3	5.3	6.3	6.6	3.2
Vessels at end of period	7.0	6.0	6.0	6.0	6.0	4.0

	Historical				Pro Forma

	Six Months Ended June 30,
	2004		2005
						Six
	January 1,	May 1,	January 1,	May 10,		Months
	to	to	to	to	Year Ended	Ended
	April 30,	June 30,	May 9,	June 30,	December 31,	June 30,
	2004	2004	2005	2005	2004	2005

	(audited)	(unaudited)			(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$40,718	$17,453	$50,129	$20,364	$123,833	$70,493

Operating expenses:
Voyage expenses(1)	1,842	1,462	251	73	4,932	324
Vessel operating expenses(2)	10,302	4,584	10,771	3,932	30,617	14,703
Depreciation and amortization	8,585	6,426	14,751	5,852	37,808	20,603
General and administrative	2,103	808	2,916	1,274	8,813	5,027

Total operating expenses	22,832	13,280	28,689	11,131	82,170	40,657

Income from vessel operations	17,886	4,173	21,440	9,233	41,663	29,836
Interest expense	(21,475)	(8,632)	(28,356)	(8,196)	(31,060)	(26,778)
Interest income	8,692	3,473	9,098	3,003	22,211	12,101
Foreign currency exchange gain (loss)(3)	18,010	(6,189)	23,835	22,993	(16,139)	46,828
Interest rate swaps gain (loss)(4)	3,985	—	—	—	(905)	—
Other income (loss)(5)	(10,934)	604	(17,927)	1,670	(17,269)	(1,864)

Net income (loss) before change in accounting principle	16,164	(6,571)	8,090	28,703	(1,499)	60,123
Change in accounting principle(6)	—	—	—	—	—	—

Net income (loss)	$16,164	$(6,571)	$8,090	$28,703	$(1,499)	$60,123

Pro forma net income (loss) per unit (basic and diluted)(7)					$(0.05)	$1.58
Balance Sheet Data (at end of period):
Cash and marketable securities	$11,289	$15,362		$55,875
Restricted cash deposits(8)	385,564	393,403		387,040
Vessels and equipment(9)	602,055	823,400		1,152,747
Total assets(8)	1,021,695	1,476,184		1,826,128
Total debt and capital lease obligations(8)(10)	1,072,379	1,089,247		965,554
Total stockholders’/partners’ equity (deficit)	(144,186)	284,622		682,852
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$14,808	$3,596	$11,867	$13,158
Financing activities	(25,846)	1,647	(159,845)	(400)
Investing activities	901	(4,965)	19,066	15,619
Other Financial Data:
Net voyage revenues	$38,876	$15,991	$49,879	$20,291	$118,901	$70,169
EBITDA(11)	36,887	4,441	44,747	38,076	46,141	97,268
Capital expenditures:
Expenditures for vessels and equipment	5,522	4,965	43,962	4,959	89,225	48,921
Expenditures for drydocking	—	—	—	—	4,085	—
LNG Fleet Data:
Calendar-ship-days(12)	242	122	516	208	902	724
Average age of our fleet (in years at end of period)	1.2	1.3	1.4	1.6	1.1	1.6
Vessels at end of period	2.0	2.0	4.0	4.0	4.0	4.0
Suezmax Fleet Data:
Calendar-ship-days(12)	726	366	516	229	1,860	1,860
Average age of our fleet (in years at end of period)	6.6	6.8	3.6	3.7	3.2	3.7
Vessels at end of period	6.0	6.0	4.0	4.0	5.0	4.0
(footnotes on following page)

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 294.8 million Euros ($372.4 million) as at December 31, 2003, 325.8 million Euros ($443.7 million) at December 31, 2004 and 321.7 million Euros ($389.2 million) at June 30, 2005.

(4)	We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

(5)	The $10.9 million other loss in the four months ended April 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation. The $17.9 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from the write-off of capitalized loan costs and the loss on cancellation of interest rate swaps. The $17.3 million other loss in the pro forma year ended December 31, 2004 primarily resulted from the $11.9 million loss on sale of non-shipping assets and from a write-down of capitalized loan costs on a pro forma basis.

(6)	In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (or SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” which establishes new standards for recording derivatives in interim and annual financial statements. We adopted SFAS 133 on January 1, 2001. We recognized the fair value of our derivatives as liabilities of $4.4 million on our consolidated balance sheet as of January 1, 2001. This amount was recorded as a change in accounting principle in our consolidated statement of income for the year ended December 31, 2001.

(7)	Please read Note 5 of our unaudited pro forma consolidated financial statements included in this prospectus for a calculation of our pro forma net income (loss) per unit.

(8)	We operate two of our LNG carriers under “Spanish tax lease” arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, which are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations. As at December 31, 2004 and June 30, 2005, our total assets and total debt each included $413.3 million and $377.6 million, respectively, of such amount. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(9)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(10)	Total debt for Teekay Spain as at December 31, 2004 excludes a loan made to it in December 2004 of 82.1 million Euros ($111.8 million) by Teekay Spain’s direct parent company, Teekay Spain, S.L., a subsidiary of Luxco. In April 2005, Teekay Spain used these funds to repay debt associated with two of its LNG carriers.

(11)	EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization, as set forth in Appendix B to this prospectus, which also includes reconciliations of EBITDA to our most directly comparable GAAP Financial measure. EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

Foreign currency exchange gain (loss)	$(179)	$3,462	$(44,310)	$(71,502)	$18,010	$(34,149)
Interest rate swaps gain (loss)	—	(7,618)	(71,400)	14,715	3,985	—

	$(179)	$(4,156)	$(115,710)	$(56,787)	$21,995	$(34,149)

	Historical				Pro Forma

	Six Months Ended June 30,
	2004		2005
						Six
	January 1,	May 1,	January 1,	May 10,	Year	Months
	to	to	to	to	Ended	Ended
	April 30,	June 30,	May 9,	June 30,	December 31,	June 30,
	2004	2004	2005	2005	2004	2005

Foreign currency exchange gain (loss)	$18,010	$(6,189)	$23,835	$22,993	$(16,139)	$46,828
Interest rate swaps gain (loss)	3,985	—	—	—	—	—

	$21,995	$(6,189)	$23,835	$22,993	$(16,139)	$46,828

(12)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated audited financial statements and related notes of Teekay Shipping Spain S.L. and the unaudited historical and pro forma consolidated financial statements and related notes of Teekay LNG Partners L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or GAAP) and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from Euros or another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the relevant date, or the average rate during the applicable period.
Overview
      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.
      We manage our business and analyze and report our results of operations on the basis of the following two business segments:
      LNG Carrier Segment. We have four LNG carriers, including one vessel delivered in July 2004 and one vessel delivered in December 2004, all of which operate under long-term, fixed-rate time charters.
      In 2003 and 2004 and the six months ended June 30, 2005, our LNG carrier segment generated 39.7%, 49.7% and 69.8%, respectively, of our total net voyage revenues.
      In addition, we have contracted to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three LNG newbuilding carriers. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of approximately $327.7 million of long-term debt. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance these three vessels, which would significantly reduce the estimated $92.8 million payment. Please read “— Liquidity and Capital Resources — Ship Financing Arrangements — U.K. Lease Arrangements” below. The purchase will occur upon the delivery of the first carrier, which is scheduled for the fourth quarter of 2006. The remaining two carriers are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will commence service under existing charters with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.
      Suezmax Tanker Segment. We have five Suezmax tankers, including a new tanker, the Toledo Spirit, that delivered in July 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. In 2003 and through most of 2004 we had six Suezmax tankers, while during most of the first six months of 2005 we had four Suezmax tankers. We describe our Suezmax tanker dispositions and deliveries in more detail under “Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
      In 2003 and 2004 and the six months ended June 30, 2005, our Suezmax tanker segment generated 60.3%, 50.3% and 30.2%, respectively, of our total net voyage revenues.
      Upon the closing of this offering, we will acquire from Teekay Shipping Corporation for $180 million three additional double-hulled Suezmax tankers, all of which are chartered to a subsidiary of ConocoPhillips, an integrated, international energy company, under fixed-rate time charters with an average remaining scheduled term of approximately 10 years and options, exercisable by the customer, to extend up to an additional six years. These time charters are subject to termination and vessel sale and purchase rights. Please read “Business — Crude Oil Time Charters — Right to Terminate Charters and Cause Sale of Vessel.”
      Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments. For additional information, please read the consolidated audited financial statements and related notes of Teekay Spain and Luxco included elsewhere in this prospectus.

Our Initial Public Offering
      On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Granada Spirit. We subsequently repaid the $54.9 million note receivable. In exchange for these shares and assets, we issued to Teekay Shipping Corporation 8,734,572 of our common units and 14,734,572 of our subordinated units. Our general partner, Teekay GP L.L.C., also received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly owned subsidiary of Teekay Shipping Corporation. On May 10, 2005, we sold 6,900,000 of our common units in our initial public offering at a price of $22.00 per unit, for proceeds of $151.8 million before underwriting costs and offering expenses.

Our Charters
      We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment or a current market rate component; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.
      During 2003 and 2004, we derived 85.0% and 84.3% of our revenues from time charters and 15.0% and 15.7% of our revenues from voyage charters, respectively. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in the foreseeable future. During the six months ended June 30, 2005, we derived all of our revenue from time charters.
      The average remaining term of our existing long-term, fixed-rate time charters is approximately 20 years for our LNG carriers and 17 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of our LNG newbuilding charters is 20 years from delivery of the vessel. The average remaining term of the time charters for the three Suezmax tankers we will acquire upon the closing of this offering is approximately 10 years, subject to termination rights.
      Generally, under our current charters the rate we charge for our services, which we call the “hire rate,” includes a capital component and an operating component.

•	Capital Component. The capital component typically approximates the amounts we are required to pay under financing obligations related to the vessel, including under bareboat charters included in capital lease arrangements. The capital component of our Suezmax time charters fluctuates with the floating interest rates for the debt used to finance the related vessels. If interest rates increase, the amount we pay under the capital leases relating to the chartered vessels increases by the amount of the additional interest payments, and the capital component we receive from the related time charters correspondingly increases. Consequently, the fluctuating portion of the capital component has no net effect on our cash flows or net income, but does affect our recorded voyage revenues and interest expense. The capital component of our LNG time charters is fixed.

•	Operating Component. The operating component is intended to compensate us for voyage and vessel operating expenses and adjusts for inflation. This component is established at the beginning of the charter and then typically fluctuates annually based on changes in a specified cost-of-living index.
      The time charters for the three Suezmax tankers we will acquire from Teekay Shipping Corporation in connection with this offering include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include capital or operating components or adjust for inflation.
      For our charters, other than the RasGas II charters and the three charters for the three Suezmax tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.
      In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for our Suezmax tanker, the Teide Spirit.
      Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that has had a material impact on our operating results.
      When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
      For more information on our charters, please read “Business — Time Charter Contracts — General Provisions,” “— LNG Time Charters” and “— Crude Oil Time Charters.”

Important Financial and Operational Terms and Concepts
      We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
      Voyage Revenues. Voyage revenues currently include revenues only from time charters. Prior to our transfer of the Granada Spirit to Teekay Shipping Corporation in December 2004, our voyage revenues also included some revenues from voyage charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

      Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.
      Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters.
      Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

•	Crews. Crews represented approximately 53% of our vessel operating expenses for 2003 and 2004 and approximately 50% for the six months ended June 30, 2005. A substantial majority of our crewing expenses are denominated in Euros, which is primarily a function of the nationality of our crew. Fluctuations in the Euro relative to the U.S. Dollar have caused, and will continue to cause, fluctuations in our operating results.

•	Repairs and Maintenance. Repairs and maintenance represented approximately 30% of vessel operating expenses for 2003 and 2004 and approximately 31% for the six months ended June 30, 2005. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “— Drydocking” below. Because vessel operating expenses such as repairs and maintenance are lower for newer vessels, and our fleet is relatively new, we expect these expenses to increase as our fleet matures.
      Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expenses, taxes, foreign currency and interest rate swap gains or losses and other income and losses. Please read Note 2 to the historical consolidated financial statements of Teekay Spain and Note 4 to our unaudited consolidated financial statements included elsewhere in this prospectus for further information on our income from vessel operations.
      Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures.
      Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

      Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period.
      Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments.
      Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations can be attributed to the following factors:

•	Unrealized end of period revaluations. Under United States accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•	Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.
      Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects
      You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•	Our financial results reflect the revaluation of our assets and liabilities. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us in May 2005.

Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition by Teekay Shipping Corporation. This revaluation primarily increased depreciation and amortization expense.

•	We have disposed of certain assets included in our historical results of operations. Immediately prior to its acquisition by Teekay Shipping Corporation in April 2004, Tapias disposed of certain assets unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unrelated assets included certain investments in marketable securities and other non-shipping assets, including real estate and a yacht. Since these unrelated assets were held in Tapias ship-owning subsidiaries acquired by Teekay Shipping Corporation, the financial impact of the assets is included in our historical operating results discussed below through the date of their disposition (as opposed to three unrelated businesses previously held in separate subsidiaries not acquired in the Tapias acquisition, which are not included in our historical operating results). Excluding expenses associated with the yacht, none of the unrelated assets had a significant impact on our operating results.

•	The size of our LNG carrier and Suezmax tanker fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2003 and 2004 we had six Suezmax tankers, while during most of the first six months of 2005 we had four Suezmax tankers, and we have increased the size of our LNG carrier fleet from one carrier in the last part of 2002 to four in 2005. Please read “Results of Operations” below for further details about our vessel dispositions and deliveries.

•	We do not anticipate earning revenues from voyage charters in the foreseeable future. Since December 2004, all of our vessels have operated under fixed-rate time charters, and we do not anticipate earning any revenues from voyage charters in the foreseeable future. Our results for 2003 and 2004 reflect relatively high voyage charter rates earned by the Granada Spirit, which operated under voyage charters based on spot market rates and was part of our fleet until December 2004, when we sold it to Teekay Shipping Corporation. Teekay Shipping Corporation contributed the Granada Spirit back to us on May 6, 2005, and we chartered it to Teekay Shipping Corporation under a short-term, fixed-rate time charter until we disposed of the vessel on May 26, 2005.

      The time charters for two of our Suezmax tankers, the Sevilla Spirit, prior to being sold in the fourth quarter of 2004, and the Teide Spirit, which began operating in the fourth quarter of 2004, contain a component providing for additional revenues to us beyond the fixed hire rate when current market rates exceed certain amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results will continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2004 and the six months ended June 30, 2005, we earned $4.2 million and $3.0 million, respectively, in additional revenue from this variable component.

•	We have designated our interest rate swaps as hedges. We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during 2002, 2003 and the four months ended April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income. Because the swaps have been highly effective, the change in fair value after April 30, 2004 has been reflected in accumulated other comprehensive income (loss) and, because we expect the swaps, or replacement swaps, to continue to be highly effective, we expect that most of the change in value will continue to be reflected in accumulated other comprehensive income (loss). For further information on our interest rate swaps, please read Note 13 to the consolidated audited financial statements of Teekay Spain included elsewhere in this prospectus. In addition, in April 2005 we settled interest rate swaps in connection with prepayment of debt associated with two of our LNG carriers, and settled and replaced the interest rate swaps associated with our other two LNG carriers.

•	We are incurring additional general and administrative expenses following our initial public offering. In connection with the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at a reasonable, arm’s-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may also pay “incentive fees” to Teekay Shipping Corporation to reward and motivate it for pursuing LNG projects that we may elect to undertake, and we may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have begun to incur expenses as a result of being a publicly traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services,” “Certain Relationships and Related Party Transactions — Omnibus Agreement” and “Management — 2005 Long-Term Incentive Plan.”

We Have Derived, and We Expect to Continue to Derive, a Substantial Majority of Our Revenues From a Limited Number of Customers.
      In 2003 and 2004 and the six months ended June 30, 2005, we derived 84%, 75% and 83%, respectively, of our revenues from three customers — CEPSA (47%, 36% and 30%, respectively), Repsol YPF, S.A. (26%, 18% and 34%) and Gas Natural SDG, S.A. (11%, 21% and 19%). In addition, for the six months ended June 30, 2005, we derived 17% of our revenues from Unión Fenosa Gas, S.A. For more information about these customers, please read “Business — Our Customers.” After we acquire the three Suezmax tankers and related time charters from Teekay Shipping Corporation upon the closing of this offering and after delivery of the three RasGas II LNG newbuildings and commencement of the related charters, we expect to derive a significant amount of revenues from a subsidiary of ConocoPhillips and RasGas II, respectively.
      We have long-term, fixed-rate time charters with each of our existing customers and expect to continue to derive a substantial majority of our revenue and cash flows from them. The loss of any customer or time charter, or a significant decline in payments under our time charters, could materially and adversely affect our revenues, cash flows and operating results. Please read “Risk Factors — Risks Inherent in Our Business — We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.”
      We could lose one of these customers or another customer or the benefits of a time charter if:

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charter’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

Please read “Business — LNG Time Charters — Purchase Options, Terminations Rights and Bareboat Conversion Options” and “— Crude Oil Time Charters — Rights to Terminate Charter or Cause Sale of Vessel” for more information about the termination and related provisions under our charters.
      Our customers’ primary obligation under the time charter contracts is to pay us for our services, and the contracts provide narrow exceptions to this payment obligation for force majeure events and, in limited circumstances as described above, LNG supply disruptions. However, we could lose the benefits of a time charter if the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise. Our customers include major energy companies and their affiliates. Factors materially and adversely affecting the supply of or demand for LNG or crude oil or the financial condition and operating results of our customers could affect their ability to make charter payments to us.

Teekay Luxembourg S.a.r.l.
      Teekay Shipping Corporation formed Teekay Luxembourg S.a.r.l. (or Luxco) in April 2004 to acquire and hold Tapias. Teekay Shipping Corporation contributed the capital stock of Luxco to us in connection with our initial public offering on May 10, 2005, making it one of our assets and an intermediate holding company of our operating subsidiaries. To make the period-to-period discussion below more comparable, our operating results and the discussion below do not include the results of Luxco for the two months ended June 30, 2004, the nine months ended December 31, 2004 or the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period). During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	advances (including accrued interest) of $465.7 million and $312.3 million as of December 31, 2004) and June 30, 2004, respectively, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million, $2.4 million and $7.3 million for the nine months ended December 31, 2004, the two months ended June 30, 2004 and for the 2005 Pre-IPO Period;

•	unrealized foreign exchange losses of $44.7 million and $3.8 million for the nine months ended December 31, 2004 and the two months ended June 30, 2004, respectively, related to the advances, which are Euro- denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

•	other expenses of $1.1 million, $0.1 million and $0.1 million for those respective periods;

•	cash and cash equivalents of $2.2 million and $10.0 million as of December 31, 2004 and June 30, 2004, respectively; and

•	its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.
We believe the exclusion of the Luxco results make our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the $465.7 million of advances were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation, as reflected in our pro forma financial statements included in this prospectus. For more information on Luxco, please read the audited consolidated financial statements of Luxco and the unaudited consolidated financial statements of Teekay LNG Partners L.P. included elsewhere in this prospectus.

Results of Operations
      The following tables present our operating results by reportable segment for 2002, 2003, 2004 and the six months ended June 30, 2004 and 2005, and compares our net voyage revenues for those periods to the most directly comparable GAAP financial measure. For ease of comparison in the following tables and the discussion below, we have combined our results of the various time periods set forth in our consolidated statements of income (loss).

	Six Months Ended June 30,

	2004			2005

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

	(unaudited, in thousands)
Voyage revenues	$34,162	$24,009	$58,171	$21,450	$49,043	$70,493
Voyage expenses	3,156	148	3,304	274	50	324

Net voyage revenues	31,006	23,861	54,867	21,176	48,993	70,169
Vessel operating expenses	10,143	4,743	14,886	6,563	8,140	14,703
Depreciation and amortization	9,726	5,285	15,011	5,558	15,045	20,603
General and administrative(1)	2,181	730	2,911	2,125	2,065	4,190

Income from vessel operations	$8,956	$13,103	$22,059	$6,930	$23,743	$30,673

	Year Ended December 31,

	2002			2003			2004

	Suezmax	LNG		Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total

	(in thousands)
Voyage revenues	$54,418	$5,448	$59,866	$54,102	$32,607	$86,709	$64,438	$59,395	$123,833
Voyage expenses	5,319	15	5,334	4,788	123	4,911	4,678	254	4,932

Net voyage revenues	$49,099	$5,433	$54,532	$49,314	$32,484	$81,798	$59,760	$59,141	$118,901
Vessel operating expenses	15,789	315	16,104	20,584	5,856	26,440	20,002	10,615	30,617
Depreciation and amortization	16,579	1,110	17,689	17,760	5,630	23,390	19,469	15,391	34,860
General and administrative(1)	6,237	264	6,501	7,116	1,683	8,799	4,466	1,937	6,403

Income from vessel operations	$10,494	$3,744	$14,238	$3,854	$19,315	$23,169	$15,823	$31,198	$47,021

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Six Months Ended June 30, 2005 Versus Six Months Ended June 30, 2004

LNG Carrier Segment
      We operated four LNG carriers during the six months ended June 30, 2005 and two LNG carriers during the same period in 2004. This increased our total calendar-ship-days by 98.9%, from 364 days in the six months ended June 30, 2004 to 724 days in the six months ended June 30, 2005. These two additional LNG carriers were delivered in July 2004 and December 2004 (collectively, the LNG Deliveries).
      Net voyage revenues increased 105.0% to $49.0 million for the six months ended June 30, 2005, from $23.9 million for the same period in 2004. This increase was primarily the result of:

•	an increase of $25.1 million relating to the LNG Deliveries; and

•	an increase of $0.8 million due to the effect on our Euro-denominated revenue from the strengthening of the Euro against the U.S. Dollar during the six months ended June 30, 2005;

      partially offset by

•	a decrease of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.
      Vessel operating expenses increased 72.3% to $8.1 million for the six months ended June 30, 2005, from $4.7 million for the same period in 2004. This increase was primarily the result of:

•	an increase of $2.3 million relating to the LNG Deliveries;

•	an increase of $0.9 million relating to repair and maintenance work completed on our LNG carriers during February 2005; and

•	an increase of $0.2 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the six months ended June 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).
      Depreciation and amortization increased 183.0% to $15.0 million for the six months ended June 30, 2005, from $5.3 million for the same period in 2004. This increase was primarily the result of:

•	an increase of $7.9 million relating to the LNG Deliveries;

•	an increase of $1.1 million resulting from the amortization, as an intangible asset, of the value of the Teekay Spain time charters acquired on April 30, 2004; and

•	an increase of $0.7 million resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Suezmax Tanker Segment
      During the six months ended June 30, 2005, we operated either four or five Suezmax tankers, compared to six Suezmax tankers in the same period in 2004. The results of our Suezmax tanker segment reflect the following fleet changes during 2004 and the six months ended June 30, 2005:

•	the delivery of a tanker newbuilding, the Teide Spirit, in November 2004 (or the Suezmax Delivery);

•	the sale of two tankers, the Sevilla Spirit and the Leon Spirit, in the fourth quarter of 2004 (collectively, the Suezmax Dispositions);

•	the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004 in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and its subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions); and

•	the delivery and concurrent sale of the Suezmax tanker newbuilding, the Santiago Spirit, to Teekay Shipping Corporation in March 2005.
      As a result, our total calendar-ship-days decreased by 31.8% to 745 days for the six months ended June 30, 2005, from 1,092 calendar-ship-days for the same period in 2004.
      Net voyage revenues decreased 31.6% to $21.2 million for the six months ended June 30, 2005, from $31.0 million for the same period last year. This decrease was primarily the result of:

•	a decrease of $9.5 million relating to the Suezmax Dispositions; and

•	a decrease of $9.0 million relating to the Granada Spirit Transactions, which include the change in employment of the Granada Spirit from operating on the spot market during 2004 to operating under a lower fixed-rate time charter during the period from May 6, 2005 to May 26, 2005, when we disposed of the vessel;

      partially offset by

•	an increase of $7.3 million relating to the Suezmax Delivery; and

•	an increase of $1.4 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the Granada Spirit. However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income.
      Vessel operating expenses decreased 34.7% to $6.6 million for the six months ended June 30, 2005, from $10.1 million for the same period in 2004. This decrease was primarily the result of:

•	a decrease of $5.2 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;
      partially offset by

•	an increase of $1.1 million relating to the Suezmax Delivery;

•	an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the six months ended June 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	an increase of $0.3 million relating to repair and maintenance work completed on our Suezmax tankers during January 2005.
      Depreciation and amortization decreased 42.3% to $5.6 million for the six months ended June 30, 2005, from $9.7 million for the same period in 2004. This decrease was primarily the result of:

•	a decrease of $5.9 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;
      partially offset by

•	an increase of $1.3 million relating to the Suezmax Delivery; and

•	an increase of $0.5 million resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Other Operating Results
      General and administrative expenses increased 44.8% to $4.2 million for the six months ended June 30, 2005, from $2.9 million for the same period in 2004. This increase was primarily the result of:

•	an increase of $0.6 million relating to the legal costs associated with repayment of term loans and the settlement of interest rate swaps made in connection with our initial public offering;

•	an increase of $0.5 million relating to a bonus program for shore staff adopted in December 2004;

•	an increase of $0.3 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly traded limited partnership; and

•	a number of smaller factors that decreased general and administrative expenses by $0.1 million in the six months ended June 30, 2005.

      Interest expense increased 21.6% to $36.6 million for the six months ended June 30, 2005, from $30.1 million for the same period in 2004. This increase was primarily the result of:

•	an increase of $5.4 million relating to debt incurred to finance the LNG Deliveries and Suezmax Delivery, partially offset by the reduction in interest expense from the repayments of debt with the proceeds of the Suezmax Dispositions;

•	an increase of $4.6 million relating to the increase in capital lease obligations in connection with the delivery of one LNG carrier in December 2004, partially offset by lower interest expense resulting from scheduled capital lease repayments on a second LNG carrier that delivered in August 2003 (these vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels; as a result, these increases in interest expense are offset by a corresponding increase in the interest income from restricted cash); and

•	an increase of $0.8 million due to the effect on our Euro-denominated debt of the strengthening of the Euro against the U.S. Dollar during the six months ended June 30, 2005;
      partially offset by

•	a decrease of $4.3 million resulting from the repayment in April 2005 of $337.3 million of term loans and the settlement of related interest rate swaps.
      Interest income of $12.1 million for the six months ended June 30, 2005 remained relatively unchanged compared to $12.2 million for the same period in 2004. Interest income primarily reflects interest earned on our restricted cash deposits relating to two of our LNG carriers. This change was primarily the result of:

•	a decrease of $2.1 million resulting from $76.3 million of cash withdrawals during December 2004 used to make scheduled repayments of capital lease obligations (including accrued interest);

•	an increase of $1.4 million relating to $54.5 million of additional cash being placed in restricted cash deposits during December 2004; and

•	an increase of $0.6 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during the six months ended June 30, 2005.
      Foreign currency exchange gains were $46.8 million for the six months ended June 30, 2005, compared to $11.8 million for the same period in 2004. These foreign currency exchange gains, substantially all of which were unrealized, related primarily to the relevant period-end revaluations of Euro-denominated term loans for financial reporting purposes. These gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
      We incurred gains of $4.0 million during the six months ended June 30, 2004 due to changes in the fair values of our interest rate swaps. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 were recorded in earnings as “interest rate swaps gain (loss).”
      Other loss of $16.3 million in the six months ended June 30, 2005 resulted primarily from:

•	a $7.8 million loss from the settlement of interest rate swaps that were being used to hedge the interest rate risk on two of our term loans we repaid in April 2005;

•	a $7.5 million loss from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005;

•	income tax expense of $0.1 million; and

•	other miscellaneous expenses of $1.1 million;

      partially offset by

•	a $0.2 million gain from the sale of the Granada Spirit to Teekay Shipping Corporation during May 2005.
      Other loss of $10.3 million in the six months ended June 30, 2004 resulted primarily from:

•	a $11.9 million loss on the sale of non-shipping assets by Teekay Spain immediately preceding its acquisition by Luxco on April 30, 2004;
      partially offset by

•	income tax recoveries of $1.2 million; and

•	other miscellaneous income and gains on the sale of marketable securities of $0.4 million.
      As a result of the foregoing factors, net income was $36.8 million for the six months ended June 30, 2005, compared to net income of $9.6 million for the six months ended June 30, 2004.
Year Ended December 31, 2004 Versus Year Ended December 31, 2003

LNG Carrier Segment
      Our four LNG carriers were delivered into our fleet in September 2002, August 2003, July 2004 and December 2004. Accordingly, our total calendar-ship-days increased by 74.1%, from 518 days in 2003 to 902 days in 2004.
      Net voyage revenues increased 82.1% to $59.1 million for 2004, from $32.5 million for 2003, which was attributable to the addition of our LNG carriers during 2003 and 2004 and higher rates earned by more recently delivered LNG carriers.
      Vessel operating expenses increased 81.3% to $10.6 million for 2004, compared to $5.9 million for 2003. Approximately $4.4 million of the increase was attributable to the delivery of our LNG carriers during 2003 and 2004, and approximately $0.3 million of the increase was attributable to the strengthening of the Euro against the U.S. Dollar in 2004. A majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew.
      Depreciation and amortization increased 173.4% to $15.4 million for 2004, from $5.6 million for 2003, primarily due to the following factors:

•	the addition of our three LNG carriers in August 2003 and July and December 2004;

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004; and

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition.

Suezmax Tanker Segment
      During 2003, we operated six Suezmax tankers. During the fourth quarter of 2004, we took delivery of one Suezmax newbuilding and sold three Suezmax tankers. As a result, our total calendar-ship-days decreased by 5.3% from 2,190 days in 2003 to 2,073 days in 2004.
      Net voyage revenues increased 21.2% to $59.8 million for 2004, from $49.3 million for 2003. The increase was primarily the result of:

•	a $5.1 million increase in net voyage revenues for 2004 compared to 2003 due to increases in average spot market rates earned by the Granada Spirit;

•	a $4.2 million increase in net voyage revenues for 2004 compared to 2003 due to an increase in the voyage revenues earned from a charter with a variable component based on spot market rates; and

•	a $2.9 million increase in net voyage revenues due to fewer off-hire days from drydocking in 2004 compared to 2003.
These increases were partially offset by a decrease of $1.2 million in net voyage revenues due to a net reduction in fleet size and corresponding reduction in calendar-ship-days in 2004, and by a $0.5 million decrease in net voyage revenues in 2004 from three time charters that fluctuate based on changes in interest rates. However, under the terms of our capital leases for the three vessels with fluctuating charter rates, we had a corresponding reduction in our lease payments, which is reflected as a reduction of interest expense.
      Vessel operating expenses decreased 2.8% to $20.0 million for 2004, compared to $20.6 million for 2003, primarily due to the reduction in calendar-ship-days, partially offset by strengthening of the Euro against the U.S. Dollar.
      Depreciation and amortization increased 9.6% to $19.5 million for 2004, from $17.8 million for 2003. The increase was primarily due to the following factors:

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004; and

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition.

Other Operating Results
      General and administrative expenses decreased 27.2% to $6.4 million for 2004, from $8.8 million for 2003, primarily due to a $3.0 million decrease in expenses resulting from four months of expenses associated with a yacht and certain other non-shipping assets disposed of by Tapias immediately prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation, compared to a full year of these expenses included in our results for 2003. The decrease in general and administrative expenses in 2004 was partially offset by an increase of $0.6 million in shore-staff performance-based bonuses.
      Interest expense increased 77.9% to $62.0 million for 2004, from $34.9 million for 2003. This increase primarily reflects increases in interest-bearing debt and capital lease obligations associated with the delivery of one LNG carrier in each of August 2003 and July 2004. For more information, please read “— Liquidity and Capital Resources — Ship Financing Arrangements” below.
      Interest income increased 162.3% to $22.1 million for 2004, from $8.4 million for 2003. This increase was primarily due to interest earned on increased restricted cash deposits.
      Foreign currency exchange loss decreased to $16.1 million for 2004 from $71.5 million for 2003. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the period-end revaluation of Euro-denominated term loans for financial reporting purposes. The higher loss in 2003 reflects the greater weakening of the U.S. Dollar against the Euro during 2003 compared to 2004.
      We incurred gains of $4.0 million in 2004 and $14.7 million in 2003 due to the changes in fair values of our interest rate swaps. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in fair values of these swaps that occurred during the four months ended April 30, 2004 and 2003 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods.
      Other loss of $7.6 million for 2004 resulted from:

•	a $11.9 million loss on the sale of non-shipping assets by Tapias prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation; and

•	$0.1 million of minority interest expense;

      partially offset by

•	$3.4 million of gains on the sale of vessels and equipment;

•	$0.7 million of income tax recoveries;

•	$0.1 million of gains on the sale of marketable securities; and

•	$0.3 million of other miscellaneous income.
      Other income of $0.6 million for 2003 resulted from:

•	a $1.6 million gain on the sale of marketable securities; and

•	$2.2 million of other miscellaneous income;
      partially offset by

•	$3.0 million of income taxes; and

•	$0.2 million of minority interest expense.
      The marketable securities, other miscellaneous income and minority interest expense all relate to non-shipping assets disposed of by Tapias prior to its acquisition by Teekay Shipping Corporation.
      As a result of the foregoing, net loss decreased to $12.6 million for 2004 from $59.4 million for 2003.
Year Ended December 31, 2003 Versus Year Ended December 31, 2002

LNG Carrier Segment
      We took delivery of our first LNG carrier in September 2002 and our second LNG carrier in August 2003. Accordingly, our results reflect the operation of one LNG carrier for approximately three months in 2002, and one LNG carrier for all of 2003 and an additional LNG carrier for part of 2003, increasing total calendar-ship-days from 93 days in 2002 to 518 days in 2003.
      Net voyage revenues increased to $32.5 million for 2003 from $5.4 million for 2002, due to an increase in total calendar-ship-days.
      Vessel operating expenses increased to $5.9 million for 2003, compared to $0.3 million for 2002, primarily due to the increase in total calendar-ship-days. Approximately $5.5 million of the increase was attributable to the increase in calendar-ship-days and approximately $0.1 million of the increase was attributable to the strengthening of the Euro against the U.S. dollar.
      Depreciation and amortization increased to $5.6 million for 2003, from $1.1 million for 2002, primarily due to the increase in our fleet size.

Suezmax Tanker Segment
      The number of vessels in our Suezmax tanker fleet remained unchanged for 2003 compared to 2002. During both periods, we had six Suezmax tankers and operated 2,190 calendar-ship-days.
      Net voyage revenues increased 0.4% to $49.3 million for 2003, from $49.1 million for 2002, primarily as a result of:

•	a $4.5 million increase in voyage revenues from the Granada Spirit from the prior period, due primarily to an increase in average spot market rates;
      substantially offset by

•	a $3.7 million decrease in voyage revenues due to a greater number of off-hire days from drydocking in 2003 compared to 2002; and

•	to a lesser extent, from $0.6 million in decreased voyage revenues from three time charters that fluctuate based on changes in interest rates.

      Vessel operating expenses increased 30.4% to $20.6 million for 2003, compared to $15.8 million for 2002. Approximately half of the total increase in vessel operating expenses was due to Euro-denominated expenses and the strengthening of the Euro against the U.S. Dollar. A majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. The remaining increase was due to an increase in repair and maintenance activity in 2003, as four of our Suezmax tankers were drydocked during 2003 compared to one in 2002.
      Depreciation and amortization increased 7.1% to $17.8 million for 2003, from $16.6 million for 2002. The increase was due to an increase in amortization of drydocking costs of $2.0 million in 2003 from $0.8 million for 2002.

Other Operating Results
      General and administrative expenses increased 35.3% to $8.8 million for 2003, from $6.5 million for 2002, primarily due to a $1.9 million increase in expenses resulting from a full year’s inclusion of expenses in 2003 for a yacht that was purchased during the latter half of 2002. The yacht was sold to Tapias’s then controlling shareholder immediately prior to the April 2004 sale of Tapias to Teekay Shipping Corporation.
      Interest expense increased 92.8% to $34.9 million for 2003, from $18.1 million for 2002. This increase primarily reflects increases in interest-bearing debt and capital lease obligations associated with the delivery of two LNG carriers in September 2002 and August 2003. For more information, please read “— Liquidity and Capital Resources — Ship Financing Arrangements” below.
      Interest income increased 60.7% to $8.4 million for 2003, from $5.2 million for 2002. This increase was primarily due to interest earned on increased restricted cash deposits.
      Foreign currency exchange loss increased to $71.5 million in 2003, from $44.3 million for 2002. These foreign currency exchange losses are due primarily to the year-end revaluation of our two Euro-denominated term loans for financial reporting purposes. During 2003, the U.S. Dollar weakened considerably against the Euro.
      During 2002 and 2003, we incurred a loss of $71.4 million and a gain of $14.7 million, respectively, due to the changes in fair values of our interest rate swaps. These changes in value were primarily due to changes in interest rates in the corresponding periods. For more information, please read “— Overview — Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects — We have designated our interest rate swaps as hedges” above.
      Other income of $0.6 million for 2002 was comprised of:

•	a $0.5 million gain on the sale of marketable securities;

•	$0.1 million in dividend income; and

•	$2.4 million of other miscellaneous income;
      partially offset by

•	$2.2 million of income taxes; and

•	$0.2 million of minority interest expense.
      Other income of $0.6 million during 2003 was comprised of:

•	a $1.6 million gain on sale of marketable securities; and

•	$2.2 million of other miscellaneous income;
      partially offset by

•	$3.0 million in income taxes; and

•	$0.2 million of minority interest expense.
      As a result of the foregoing, net loss decreased to $59.4 million for 2003, from $113.8 million for 2002.

Liquidity and Capital Resources

Liquidity and Cash Needs
      As at September 30, 2005, our total cash and cash equivalents totaled $59.9 million, compared to $154.2 million and $21.3 million at December 31, 2004 and 2003, respectively. Our total liquidity, including cash and undrawn long-term borrowings, was $159.9 million as at September 30, 2005, compared to $154.2 million and $21.3 million as at December 31, 2004 and 2003. Total liquidity as at September 30, 2005 included our undrawn $100 million senior secured revolving credit facility we entered into in connection with our initial public offering. We may use this credit facility for general partnership purposes and to fund cash distributions. Under the credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. This credit facility is available to us until September 2009.
      Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of, or revenue generated by, our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.
      We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We may need to raise additional capital to finance the purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat, which purchase is anticipated to occur in the fourth quarter of 2006, and the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms, which will be at various times from 2007 to 2011 and range from $39.4 million to $43.5 million per vessel. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all. For more information, please read “— Ongoing Capital Expenditures” and “— Ship Financing Arrangements” below.
      Cash Flows. The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Net cash flow from operating activities	$20,418	$18,318	$22,189	$19,526	$25,025
Net cash flow from financing activities	176,316	(277,616)	69,799	282,029	(160,245)
Net cash flow from investing activities	(199,218)	262,766	40,887	(301,367)	34,685
      Operating Cash Flows. Net cash flow from operating activities increased to $25.0 million in the six months ended June 30, 2005, from $19.5 million for the same period in 2004, primarily reflecting the increase in the size of our LNG fleet. Net cash flow from operating activities increased to $22.2 million in 2004, from $18.3 million in 2003, mainly reflecting the increase in our LNG fleet size and the significant increase in our average spot market hire rates for the Granada Spirit. Net cash flow from operating activities decreased to $18.3 million in 2003, from $20.4 million in 2002, primarily due to an increase in the number of drydockings, partially offset by the increase in our LNG fleet size. Net cash flow from operating activities depends upon the timing of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years. For more information on our expected drydocking expenditures, please read “— Ongoing Capital Expenditures” below.
      Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $10.9 million, $7.1 million, $133.7 million, $211.0 million and $228.5 million, respectively, for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002.
      During the six months ended June 30, 2004, Teekay Shipping Corporation advanced to us $306.0 million, primarily for the purchase of Teekay Spain. During the six months ended June 30, 2005, Teekay Shipping Corporation advanced to us an additional $353.1 million, which we used together with existing cash balances to repay certain term loans and settle certain interest rate swaps. Teekay Shipping Corporation contributed to us all but $54.9 million of these loans and other assets in connection with our initial public offering in exchange for notes payable of $129.4 million (which we repaid with proceeds of the offering) and partnership interests in us.
      During 2003, we sold and leased back our two LNG carriers for proceeds of $399.2 million. We used $248.1 million of the proceeds to repay debt. At approximately the same time, we made restricted deposits of $242.1 million that, together with the $16.9 million and $56.5 million of restricted cash we deposited in 2002 and 2004, respectively, less the $76.3 million we used to repay a portion of our capital lease obligation in 2004, approximates the present value of the remaining amounts owing under the capital lease agreements for these two vessels, including the amounts required for us to fulfill our obligation to purchase these two LNG carriers in 2006 and 2011. The deposits were primarily funded with term loans and a Spanish government grant in the form of a one-time payment (in lieu of receiving a subsidized financing rate) on the delivery of one of the LNG carriers. We discuss below our future commitments for capital expenditures related to newbuildings.
      Investing Cash Flows. During the six months ended June 30, 2005, we incurred capital expenditures for vessels and equipment of $48.9 million. These capital expenditures primarily represent installment payments for two Suezmax tankers, the Toledo Spirit, which was delivered in July 2005, and the Santiago Spirit, which was delivered and sold in March 2005. During the six months ended June 30, 2005, we sold two Suezmax tankers to Teekay Shipping Corporation for proceeds of $83.6 million, of which $63.0 million was used to repay debt and the remaining $20.6 million was part of our June 30, 2005 cash balance. Net cash used in investing activities for 2002 to 2004 consisted primarily of construction costs relating to the three Suezmax tankers and four LNG carriers we had under construction at various times during that period. These costs totaled $89.2 million, $133.6 million and $186.8 million, respectively, during 2004, 2003 and 2002. In 2004, we sold three Suezmax tankers for proceeds of $74.3 million and also sold and leased back one Suezmax tanker for proceeds of $49.4 million. One of these Suezmax tankers, the Granada Spirit, was sold to another Teekay Shipping Corporation subsidiary. Upon the closing of our initial public offering, Teekay Shipping Corporation contributed the Granada Spirit back to us and chartered it under a short-term, fixed-rate time charter until we disposed of the vessel on May 26, 2005. As mentioned above, in 2003 we sold and leased backed two LNG carriers. In 2002 we purchased an entity that owned an LNG carrier on long-term charter to a Spanish oil company from our then controlling shareholder for $15.8 million (net of cash assumed of $5.1 million), which was substantially paid in 2002 and 2003.

Ongoing Capital Expenditures
      Marine transportation of LNG and crude oil is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

      Over the next five years, we estimate that we will spend an average of approximately $1.3 million for each Suezmax tanker, including the three Suezmax tankers we will acquire from Teekay Shipping Corporation upon the closing of this offering, and approximately $2.8 million for each LNG carrier for drydocking and society classification surveys. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
      Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures, as opposed to actual maintenance capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures, such as drydocking and vessel replacement. These capital expenditures to maintain our fleet are substantial, and will increase after we acquire the three Suezmax tankers from Teekay Shipping Corporation upon the closing of this offering. We estimate that, based on our current fleet and these three additional tankers, our annual maintenance capital expenditures for purposes of calculating operating surplus will be $21.2 million per year, which is comprised of $5.3 million for drydocking costs for all of these vessels and $15.9 million, including financing costs, for replacing our LNG carriers and Suezmax tankers at the end of their useful lives. The increase in these estimated annual amounts that we attribute to the three Suezmax tankers we will acquire upon the closing of this offering are $4.7 million for maintenance capital expenditures, $0.8 million for dry docking costs and $3.9 million for replacement costs. The actual cost of replacing our LNG carriers and Suezmax tankers will depend on a number of factors, including prevailing market conditions, charter rates and the availability and cost of financing at the time of replacement. The board of directors of our general partner with the approval of its conflicts committee may determine to increase the annual amount of our estimated maintenance capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

Historical Capital Expenditures
      The following table summarizes total capital expenditures for drydocking and for vessels and equipment for the periods presented. It does not include expenditures for the three Suezmax tankers we will acquire from Teekay Shipping Corporation in connection with the closing of this offering. In the past, we categorized our vessel replacement and fleet expansion expenditures as “expenditures for vessels and equipment.”

	Year Ended			Six Months
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Expenditures for drydocking	$984	$4,711	$4,085	$—	$—
Expenditures for vessels and equipment	186,755	133,628	89,225	10,487	48,921

Total capital expenditures	$187,739	$138,339	$93,310	$10,487	$48,921

Ship Financing Arrangements
      We have employed or may employ the following types of financing arrangements to purchase our vessels.

•	Term Loans. Two of our LNG carriers have been financed with term loans that are collateralized by first preferred mortgages. We repaid these term loans in April 2005.

•	Capital Lease Arrangements. Under the capital lease arrangements for our Suezmax tankers on charter to CEPSA, we leased the vessels from third parties pursuant to bareboat charters and make lease payments based on the lessee’s repayment schedule for the vessel construction financing costs. At the end of the lease terms, we are obligated to purchase the vessels for a fixed price based on the remaining unamortized portion of the vessel construction financing costs.

•	Spanish Tax Lease Arrangements. Under capital lease arrangements for two of our LNG carriers, we have borrowed under term loans and deposited the proceeds into restricted cash accounts. Concurrently, we entered into capital leases for the vessels pursuant to bareboat charters and recorded the vessels as assets when the vessels began operations. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligations to purchase the vessels at the end of the lease terms. At the end of the lease terms, the amounts remaining in the restricted cash deposit accounts will be used to purchase the vessels, and we will obtain title to the vessels.

•	Warehousing. Teekay Shipping Corporation’s subsidiary, Teekay Nakilat, has contracted to have built the three RasGas II vessels. Upon delivery of the first vessel, we will acquire all of Teekay Shipping Corporation’s interest in Teekay Nakilat for a price that will reimburse Teekay Shipping Corporation for (1) its costs related to the construction of the three vessels and (2) a reasonable cost of capital on vessel construction payments. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”
      The following table identifies each vessel and newbuilding in our fleet, the type of financing arrangement currently associated with each vessel and our remaining financial commitments under each type of arrangement as at June 30, 2005. Each amount associated with a newbuilding is an estimate. Please read “— Contractual Obligations and Contingencies” below for more information on our newbuilding and other purchase commitments.

Vessel	Type of Financing Arrangement	Financial Commitment

		(in dollars)
Operating LNG Vessels:
Hispania Spirit	Credit facility(1)	None	(1)
Galicia Spirit	None	None
Catalunya Spirit	Spanish tax lease	176.0 million	(2)
Madrid Spirit	Spanish tax lease	213.2 million	(2)
LNG Newbuildings:
Hull No. 2238	Warehousing	140.1 million	(3)
Hull No. 2239	Warehousing	140.1 million	(3)
Hull No. 2240	Warehousing	140.1 million	(3)
Operating Suezmax Tankers:
Tenerife Spirit	Capital lease(4)	45.5 million	(4)
Algeciras Spirit	Capital lease(4)	45.7 million	(4)
Huelva Spirit	Capital lease(4)	43.4 million	(4)
Teide Spirit	Capital lease(4)	49.7 million	(4)
Toledo Spirit	Capital lease(5)	50.5 million	(5)
Acquired Suezmax Tankers:
African Spirit	None (6)	None
Asian Spirit	None (6)	None
European Spirit	None (6)	None

Total		$1,038.6 million

(1)	Our $100 million revolving credit facility is secured by a mortgage on the Hispania Spirit and a pledge of certain shares of our subsidiary operating this LNG carrier. As at June 30, 2005, this credit facility was undrawn.

(2)	Represents the principal amount on the term loans used to make the restricted cash deposit that will fully pay the capital lease obligations and pay capitalized interest and other miscellaneous construction costs.

(3)	We estimate that the total cost to purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuilding carriers, will be approximately $420.5 million. However, actual costs will vary depending on the amount of miscellaneous construction costs and when the vessels are actually delivered, which affects the amount of capitalized interest. For purposes of this table, we have provided our estimate and divided the amounts evenly over the three vessels. If Teekay Shipping Corporation completes U.K. lease arrangements for the RasGas II vessels, our equity contribution relating to the vessels will be reduced significantly. Please read “U.K. Lease Arrangements” below.

(4)	Under the terms of the capital leases, the vessel owner enters into a seven-year capital lease with financial institutions and then leases the vessel to us for seven years pursuant to a bareboat charter. At the end of the term, we are obligated to purchase the vessel at a fixed price based on the unamortized portion of the vessel construction financing costs. The purchase obligations will be at various times from 2007 to 2011 and range from $39.4 million to $43.5 million per vessel. We expect that we will complete the purchase by assuming the outstanding financing obligations; however, we may be required to obtain separate debt or equity financing to complete the purchases if the requisite lenders do not consent to our assuming the financing obligations. The amount in the table represents our remaining capital lease obligations, including the amount of the vessel purchase price.

(5)	As at June 30, 2005, we had made $14.3 million of progress payments on this vessel. We financed additional construction installment payments prior to its delivery in July 2005, with temporary debt financing. We permanently financed the vessel upon its delivery pursuant to financing arrangements substantially similar to those for our other Suezmax tankers subject to capital lease arrangements.

(6)	We will acquire these vessels from Teekay Shipping Corporation upon the closing of this offering. We anticipate entering into a $137.5 million credit facility secured by the vessels following the closing of this offering. Please read “Certain Relationship and Related Party Transactions — Agreement to Purchase Suezmax Tankers and Time Charters.”

     Warehousing of RasGas II LNG Newbuildings. Teekay Shipping Corporation, through it subsidiaries, is constructing the three RasGas II LNG newbuildings, which are scheduled for delivery in the fourth quarter of 2006 and the first half of 2007. Teekay Shipping Corporation has agreed to transfer to us its 70% interest in Teekay Nakilat, which owns these vessels and the related 20-year fixed-rate time charters with RasGas II. The transfer will occur upon delivery of the first LNG newbuilding. This arrangement with Teekay Shipping Corporation regarding the RasGas II vessels allows us to defer our need to finance these vessels until closer to their delivery and operation, which will reduce our need to finance construction installments and related payments. For more information, please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”
      The RasGas II LNG newbuilding carriers require total shipyard payments of approximately $514.5 million, or approximately $171.5 million for each vessel. We estimate that the total amount we will pay Teekay Shipping Corporation for its 70% interest in Teekay Nakilat will be approximately $420.5 million. Approximately $327.7 million of long-term vessel financing is in place for Teekay Shipping Corporation’s 70% share of the construction cost of these three vessels. We will assume those financing obligations when we acquire Teekay Shipping Corporation’s interest in Teekay Nakilat and Teekay Shipping Corporation has agreed to assist us in assuming these financing obligations by remaining as a guarantor, if necessary, in exchange for an appropriate fee. We will be required to fund the remaining approximately $92.8 million of the purchase price. Payment for Teekay Shipping Corporation’s interest in Teekay Nakilat will be made at approximately the time the first newbuilding is delivered, and will be made in cash or our common units, at Teekay Shipping Corporation’s election, or other consideration as agreed between Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors.
      U.K. Lease Arrangements. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance the three RasGas II LNG newbuilding carriers. Under these arrangements, a United Kingdom subsidiary of Teekay Nakilat would lease the vessels, as lessee, pursuant to bareboat charters. Concurrently with entering into the leases, the current shipowning subsidiaries of Teekay Nakilat would make restricted cash deposits that would secure bank letters of credit that in turn would secure substantially all of the lessee’s obligations under the leases. Teekay Shipping Corporation would guarantee 70% of the lessee’s obligations under the leases, which guarantee we may assume upon our acquisition of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat. Upon termination of the leases, the lessor would be paid remaining amounts under the leases through payments under the letters of credit and payments by the lessee, who would arrange for the sale of the vessels. Proceeds of the vessel sales would be used to pay any remaining vessel financing costs, with any balance to be retained by the lessee.
      We estimate that these U.K. lease arrangements would increase our financial returns from the RasGas II project by reducing our equity contribution required for the vessels by approximately $40 million from the current estimate of $92.8 million, while only reducing the annual EBITDA attributable to the project by approximately 3%. Teekay Shipping Corporation may be unable to complete these lease arrangements.

New Projects
      We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. Teekay Shipping Corporation currently has submitted bids to provide transportation requirements for LNG projects and we and Teekay Shipping Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. The award process for some of the projects upon which Teekay Shipping Corporation has bid are in advanced stages. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we are or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.” Awards of LNG projects announced by Teekay Shipping Corporation in July and August 2005 and that we will have a right to acquire from it include those described above under “Summary — Recent Developments — Potential Additional Projects” above. If we elect pursuant to the omnibus agreement to obtain either of these LNG projects or any additional projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any other LNG project, we will need to incur significant capital expenditures to build the LNG carriers needed to fulfill the transportation requirements. We would finance the capital expenditures for any project we obtain through internally generated funds or debt or equity financings, or through a warehousing or other type of arrangement with Teekay Shipping Corporation or a third party.

Credit Facilities
      Existing $100 Million Credit Facility. In connection with our initial public offering, one of our LNG carrier-owning subsidiaries amended its term loan agreement to provide for a five-year $100 million senior secured revolving credit facility. The facility may be used by us for general partnership purposes and to fund cash distributions. Under the revolving credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least fifteen consecutive days during any twelve-month period.
      Our obligations under the credit facility are secured by a first priority security interest on one of our LNG carriers, the Hispania Spirit, and a pledge of certain shares of our subsidiary operating the carrier. Borrowings under the credit facility may be prepaid at any time in minimum or multiple amounts of $5.0 million. Indebtedness under the facility will bear interest at a rate equal to the sum of the LIBOR rate (as defined in the credit facility) plus a margin of 1.2%.
      New Credit Facility. Following the closing of this offering, we anticipate entering into a $137.5 million credit facility, which will be modified from an existing facility of Teekay Shipping Corporation relating to the three Suezmax tankers we will acquire upon the closing of this offering. While the terms of the new facility have not yet been finalized, we expect that it will provide for a nine-year revolving credit facility to be used for general partnership purposes. Our obligations under the credit facility will be secured by, among other things, mortgages on the Suezmax tankers the African Spirit, the Asian Spirit and the European Spirit and the related time charters. We anticipate that indebtedness under the facility will bear interest at a rate equal to the LIBOR rate (as defined in the credit facility), plus a margin of 0.5%, and that we will reimburse Teekay Shipping Corporation for its unamortized loan costs under the existing facility.

Covenants and Other Restrictions in Our Financing Agreements
      All of our vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by the applicable vessel. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
      The term loan agreements for our LNG carriers, including the RasGas II financing agreements we expect to assume, are with separate shipowning subsidiaries, although Teekay Spain guarantees the payments under the term loan agreements for all of our existing LNG carriers (or Teekay Shipping Corporation in the case of the RasGas II loan agreements). These agreements and the agreements that govern our existing $100 million revolving credit facility contain, and we expect the agreements governing our anticipated new $137.5 million credit facility will contain, covenants and other restrictions typical of debt financing secured by vessels, including those that restrict the shipowning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.
      In addition, the term loan for one of our LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euro.
      Our other LNG carrier term loan agreements (other than the RasGas II loan agreements) currently contain covenants that require the maintenance of cash collateral, unencumbered liquidity and minimum tangible net worth. In addition, the shipowning subsidiaries may not pay dividends or distributions if we are in default under the term loan agreements.
      The RasGas II term loan agreements we expect to assume require Teekay Shipping Corporation’s guaranty and that Teekay Shipping Corporation maintain at least $100.0 million of free liquidity and that the amount of Teekay Shipping Corporation’s consolidated free liquidity (excluding that relating to us and our subsidiaries) plus any undrawn revolving credit facilities not be less than 7.5% of Teekay Shipping Corporation’s total consolidated debt (excluding that of us and our subsidiaries).
      We are currently in compliance with all of our financing agreements and expect to remain in compliance. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by our shipowning subsidiaries in a manner that could adversely affect our ability to pay the minimum quarterly distribution on our units. However, we currently do not expect that our covenants will have such an effect.

Contractual Obligations and Contingencies
      The following table summarizes our long-term contractual obligations as at June 30, 2005:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)	$14.5	$14.5	$—	$—	$—
Commitments under capital leases (2)(3)	210.6	10.4	149.7	7.7	42.8
Newbuilding installments(4)	33.3	33.3	—	—	—
Purchase obligation(5)	92.8	—	92.8	—	—

Total U.S. Dollar-denominated obligations	351.2	58.2	242.5	7.7	42.8

Euro-Denominated Obligations:(6)
Long-term debt(7)	389.2	3.9	17.2	19.7	348.4
Commitments under capital leases (2)(8)	441.9	93.3	177.1	60.5	111.0

Total Euro-denominated obligations	831.1	97.2	194.3	80.2	459.4

Totals	$1182.3	$155.4	$436.8	$87.9	$502.2

(1)	Excludes interest payments that are based on LIBOR plus a margin.

(2)	Includes amounts we are required to pay to purchase the vessels at the end of the lease terms.

(3)	Excludes payments for a Suezmax tanker (the Toledo Spirit) on capital lease that was delivered in July 2005.

(4)	Represents remaining construction costs, excluding capitalized interest, supervision and other miscellaneous costs, for the Toledo Spirit that was delivered in July 2005.

(5)	Represents our estimate of the purchase price for Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, excluding the assumption of approximately $327.7 million of debt. Subsequent to June 30, 2005, Qatar Gas Transport Company Ltd. (Nakilat) exercised its options to purchase a 30% interest in the RasGas II vessels, which reduced our estimated purchase commitment to approximately $92.8 million.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2005.

(7)	Excludes interest payments that are based on EURIBOR plus a margin.

(8)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.
Critical Accounting Policies
      We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our historical consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition
      We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

      Prior to 2005, we generated a portion of our revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses from voyage charters are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to- load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.
      In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We have used this method of revenue recognition for all spot voyages. However, we do not begin recognizing voyage revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Lives and Impairment
      The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30- to 40-year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet.
      The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking
      Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.

Derivative Instruments
      We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or

SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

Goodwill and Intangible Assets
      We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.
      Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at June 30, 2005, our unhedged floating-rate borrowings totaled $14.5 million. A 1% increase in the interest rates on that amount would result in $0.2 million in additional annual interest payments.

      The table below provides information about our financial instruments at June 30, 2005 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date

	2005	2006	2007	2008	2009	Thereafter	Rate(1)

	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate Debt
U.S. Dollar-denominated(2)	$14.5	$—	$—	$—	$—	$—	3.6%
Euro-denominated(3)(4)	$3.9	$8.3	$8.9	$9.5	$10.2	$348.4	3.3%
Capital Lease Obligations(5)
Fixed-Rate Obligations(6)	$3.4	$134.0	$1.9	$1.9	$2.0	$41.1	7.7%
Average Interest Rate(7)	7.7%	8.9%	4.4%	4.4%	4.4%	4.4%
Interest Rate Swaps:(3)(8)
Contract amount (Euro-denominated)(4)	$3.9	$8.3	$8.9	$9.5	$10.2	$348.4	3.8%
Average fixed pay rate(3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating- rate debt, as at June 30, 2005, and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2005, ranged from 1.1% to 1.3%.

(2)	Interest payments for U.S. Dollar-denominated debt are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2005.

(5)	Excludes the capital lease obligations (present value of minimum lease payments and purchase obligations) of 312.1 million Euros ($377.6 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our applicable purchase obligation.

(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(8)	The average variable receive rate for our interest rate swaps is set monthly at one-month EURIBOR or semi-annually at the six-month EURIBOR.

     The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at December 31, 2004 and June 30, 2005.

		Fair
	Contract	Value/Carrying
	Amount	Amount	Rate(1)

	(in millions)
June 30, 2005
Interest Rate Swap Agreements:
Euro-denominated	$389.2	$(15.0)	3.8%
Long-Term Debt:(2)
U.S. Dollar-denominated	$14.5	$14.5	3.6%
Euro-denominated	$389.2	$(389.2)	3.3%
December 31, 2004
Interest Rate Swap Agreements:
U.S. Dollar-denominated	$328.5	$(44.3)	6.7%
Euro-denominated	$441.0	$(90.6)	5.9%
Long-Term Debt:(2)
U.S. Dollar-denominated	$343.4	$(343.4)	3.7%
Euro-denominated	$443.7	$(443.7)	3.4%

(1)	Rate refers to the weighted-average effective interest rate for our debt and average fixed pay rate for our swap agreements. The average fixed pay rate excludes the margin we pay on our floating-rate debt.

(2)	Excludes fixed-rate capital lease obligations.
     Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.
      We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. In 2004 and the six months ended June 30, 2005, we earned approximately 23.4 million Euros ($29.1 million) and 23.6 million Euros ($29.8 million), respectively, in Euro-denominated revenues. Due to the delivery of two LNG carriers during 2004, we expect these Euro-denominated revenues to be approximately 47 million Euros ($61 million) per year beginning in 2005. In addition, approximately 85% of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. We expect a similar proportion of our vessel operating expenses to continue to be Euro-denominated in 2005. Historically, almost all of our general and administrative expenses have been denominated in Euros. However, we expect this to decrease somewhat during 2005, as we will be incurring additional general and administrative expenses that are denominated in both Canadian Dollars and U.S. Dollars. As at June 30, 2005, we had approximately $389.2 million of Euro-denominated debt. We have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. Please read “— Overview — Important Financial and Operational Terms and Concepts — Foreign Currency Fluctuations.”

INDUSTRY
      We obtained the information in this prospectus about the liquefied natural gas and seaborne oil transportation industries from several independent outside sources, including the Energy Information Administration (or EIA), an independent statistical and analytical agency within the U.S. Department of Energy; Clarkson Research Services Limited (or CRS); the International Energy Agency (or IEA), an autonomous energy forum for 26 industrial countries; and the U.S. Federal Energy Regulatory Commission (or FERC). Much of the most recent government data available regarding the liquefied natural gas industry is for 2002 and 2003.
Liquefied Natural Gas
      Natural gas is the world’s fastest-growing primary energy source. In 2002, the consumption of natural gas accounted for approximately 23% of world energy consumption, and the EIA expects global consumption to grow from 92 trillion cubic feet (or Tcf) in 2002 to 128 Tcf in 2015, representing a compounded annual growth rate of 2.6%. Economic growth, the abundance of natural gas and its clean-burning nature and the wide applicability of natural gas as a fuel source have been driving this growth. Liquefied natural gas (or LNG) provides a cost-effective means for transporting natural gas overseas by supercooling it to a liquid form, which reduces its volume to approximately 1/600th of its gaseous state. Between 1993 and 2003, the annual amount of LNG shipped internationally increased by a 7.0% compounded annual growth rate, from 3.0 Tcf to 5.9 Tcf, as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. The IEA expects the LNG shipping industry to continue to grow rapidly, with worldwide LNG trade projected to increase by a 6.6% compounded annual growth rate from 2002 to 2010, with annual international LNG shipments reaching 8.8 Tcf in 2010. Historically, LNG trade primarily centered around the major LNG exporters of Indonesia, Malaysia and Algeria and the major LNG importers of Japan, South Korea and Taiwan. However, we expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. To meet projected LNG shipping demand, LNG Shipping Solutions Ltd. estimates that the world LNG carrier fleet must expand to approximately 386 carriers by 2010 from its current size of 187 existing vessels and 123 vessels under order or construction as of October 1, 2005.

Overview of Natural Gas Market
      Natural gas is used primarily to generate electricity and as a heating source. Natural gas is abundant, with worldwide natural gas reserves estimated at 6,040 Tcf, or 66 times the volume of natural gas consumed in 2002.
      Consumption of natural gas has been increasing steadily and is projected to continue to rise due to a number of factors, such as:

•	global economic growth and increasing energy demand;

•	natural gas being a cleaner burning fuel than coal and oil, contributing to an increase in the development of power plants that run on natural gas;

•	the wide applicability of natural gas as a fuel source, along with consumer desires to diversify fuel sources; and

•	market deregulation.

      The following chart shows historical and projected world natural gas demand as of 2005.
World Natural Gas Demand

Source: U.S. Department of Energy, April 2005.
     As consumption of natural gas continues to rise, there is a growing disparity between the increase in forecasted consumption by industrialized nations and their production levels. This disparity will likely cause major consuming countries to rely on imports for a greater portion of natural gas. Importers will need to decide whether to import natural gas through a pipeline, if possible, or by ship.
      Much of the world’s natural gas is considered “stranded” because it is located in regions distant from consuming markets. A pipeline is usually the more economical means of transporting natural gas from producing regions if the consuming market can be served by pipeline and is not too distant from the natural gas reserves. For some areas that lack adequate pipelines — such as Japan, South Korea and Taiwan — LNG may be the most economical or only feasible form of natural gas that may be imported. For other areas that have extensive existing pipelines — such as Europe and North America — future demand for natural gas is expected to exceed available reserves and production capacity within the area served by the pipeline network, which may result in additional LNG imports.

Overview of LNG Market
      LNG shipping provides a cost-effective means for transporting natural gas overseas. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately -260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or “regasified”) and then shipped by pipeline for distribution to natural gas customers.

      The following diagram shows the flow of natural gas and LNG from production to regasification.
      LNG has existed since the early 1900s. LNG was first carried by ship in 1959, and the international LNG trade began in the early 1960s, primarily involving the shipment of LNG from Algeria to the United Kingdom.
      In recent years, the demand for LNG has increased as natural gas demand has continued to exceed production in mature gas producing regions, as the cost of liquefying and regasifying has declined due to improved technology, efficiency gains and more competition, and as shipping costs have declined due primarily to lower vessel construction costs. The following chart shows the volume of LNG shipped internationally between 1993 and 2003.
World LNG Imports

Source: U.S. Department of Energy, 1994-2004.

LNG Supply
      LNG Exporters. A limited number of countries currently export LNG. In 2003, 12 countries exported a total of 5.9 Tcf of natural gas as LNG worldwide. In 1997, there were nine countries that exported 4.0 Tcf of natural gas as LNG.

      Historically, the top three LNG exporters have been Indonesia, Algeria and Malaysia. The following table shows the amount and worldwide percentage of LNG exported by country or region in 2003 and the amount and percentage changes in LNG volume shipped by each country from 2000 to 2003.
Major Exporters of LNG

			Percentage
	2003 Percentage		Change in Country	Change in
	of Worldwide		Exports From	Exports From
Country	Market	2003 Exports	2000 to 2003	2000 to 20003

		(billion cubic feet)		(billion cubic feet)
Indonesia	21%	1,245	(4)%	(55)
Algeria	16	968	2	18
Malaysia	14	822	11	82
Qatar	11	669	30	153
Other Middle East	10	582	70	239
Trinidad & Tobago	7	419	198	278
Nigeria	7	405	151	243
Australia	6	371	1	3
Brunei	6	341	7	21
United States	1	65	(2)	(1)
Libya	Less than 1%	25	(8)	(2)

Source: U.S. Department of Energy, 2000-2004.
     Export Capacity. A country’s ability to export LNG depends on its access to natural gas reserves in excess of its internal consumption and any exports via pipelines and on its capacity to liquefy natural gas.
      Natural Gas Reserves. World natural gas reserves are estimated at 6,040 Tcf, or 66 times the volume of natural gas consumed in 2002. In addition, through improved exploratory technologies and drilling of new wells, additional natural gas is discovered each year. However, much of the natural gas is considered “stranded” because it is located in regions distant from consuming markets.
      The following chart shows the percentage of estimated natural gas reserves by country as of January 2005.
World Natural Gas Reserves

Source: U.S. Department of Energy, April 2005.

     Liquefaction Facilities. At the end of 2002, almost 47% of global natural gas liquefaction capacity was located in the Asia Pacific region, followed by 25% in Africa and 21% in the Middle East. Global annual liquefaction capacity is projected to expand 46% from 135 million metric tons in 2003 to 197 million metric tons by 2007, based on facilities currently under construction. Significant new LNG projects or expansion of existing projects are underway in Egypt, Qatar, Nigeria, Australia, Trinidad and Tobago, and Russia. The following chart highlights regional liquefaction capacity as of October 2003 and expected capacity by 2007 as a result of facilities then under construction. In addition, the following chart shows facilities that the EIA reported as proposed for development or in planning stages as of October 2003, but which had not then commenced construction. There is no assurance that any of the proposed facilities will actually be constructed, as a result of a failure to obtain financing, a project sponsor’s decision not to proceed or otherwise.
Global LNG Liquefaction Facilities

Source: U.S. Department of Energy, December 2003.
     While LNG exports primarily have been from the Asia Pacific region, primarily Indonesia and Malaysia, the Middle East and Russia control a substantial portion (over 65%) of the world’s natural gas reserves. With gas-rich areas such as these regions and countries constructing or expanding LNG liquefaction facilities, we expect the predominant supply of LNG will shift.
     LNG Consumers
      LNG Importers. Countries that consume major quantities of natural gas but lack established transmission pipelines or are located far from supplying markets may import LNG as the most economical or only feasible means to obtain natural gas. For instance, natural gas supplied 12% of Japan’s energy needs in 2002 even though Japan has little of its own supply and no currently feasible means of establishing a pipeline from producing natural gas fields. In addition, countries that have established pipelines but have mature production fields or are not expected to have sufficient production available to meet continued demand, such as the United States, may import LNG as an alternative supply of natural gas.

      The following table shows the amount and percentage of LNG imported by country in 2003 and the amount and percentage changes in LNG volume consumed by each country from 2000 to 2003.
Major Importers of LNG

			Percentage
	2003 Percentage		Change in Country	Change in
	of Worldwide	2003	Imports From	Imports From
Country	Market	Imports	2000 to 2003	2000 to 2003

		(billion cubic feet)		(billion cubic feet)
Japan	48%	2,824	6%	167
South Korea	15	896	34	227
Spain	9	519	91	247
United States	9	507	124	280
France	5	319	(15)	(58)
Taiwan	4	258	18	40
Italy	4	234	31	55
Turkey	3	161	13	19
Belgium	2	119	(27)	(44)
Other Western Europe	1	39	117	21
Other Americas	Less than 1%	37	191	24

Source: U.S. Department of Energy, 2000-2004.
     Import Capacity. A country’s LNG import capacity depends largely upon its regasification facilities and pipeline infrastructure. In October 2003, 76% of the existing global regasification capacity was located in the Asia Pacific region, followed by 15% in Europe and 9% in North America. Most countries with existing LNG import terminals are expanding their import capacity either through construction of new facilities or expansion of existing facilities. India is operating its first two regasification facilities, China is constructing its first facility and the United Kingdom is operating its first facility since retiring facilities established in the early 1960s. Mexico has approved three regasification projects. As of October 2003, LNG import terminals were under construction in eight countries and proposed in another 12 countries that would, if constructed, expand existing global LNG import terminal capacity by a total of approximately 50%.

      The following chart highlights regional import capacity and expected capacity as of October 2003 as a result of regasification facilities then under construction. In addition, the following chart shows facilities that the EIA reported as proposed for development or in planning stages as of October 2003, but which had not then commenced construction. There is no assurance that any of the proposed facilities will actually be constructed, as a result of a failure to obtain financing or regulatory approvals, a project sponsor’s decision not to proceed or otherwise.
Global LNG Regasification Facilities

Source: U.S. Department of Energy, December 2003.
     U.S. Import Capacity. The United States imported 10.6 million metric tons of LNG in 2003, compared to 4.8 million metric tons in 2002, the majority of which came from Trinidad and Tobago in both years. There are currently four LNG import terminals in the United States, with each of those facilities either recently expanded or approved for expansion by 2008. In addition, in March 2005, Excelerate Energy, LLC commenced operation of its Energy Bridge LNG regasification port in the Gulf of Mexico, approximately 100 miles from the Louisiana shoreline. Also as of October 2005, nine additional terminals had been approved for construction in Freeport, Texas; Corpus Christi, Texas (three terminals); Sabine, Texas; Hackberry, Louisiana; Sabine, Louisiana; and at Gulf Landing and Port Pelican, each off the coast of Louisiana. Over 25 new terminals were also in the proposed or planning phases. In addition, a terminal in the Gulf of Mexico has been approved for construction. If constructed, these terminals will transport natural gas by pipeline to the United States following regasification of LNG received at the terminal.

     LNG Trade Routes
      Principal trade routes for LNG shipping include the South Pacific Basin (Indonesia, Malaysia, Australia and Brunei) and the Middle East to the North Pacific Basin (Japan, South Korea and Taiwan), and North Africa and Nigeria to Europe and the United States. The following map indicates the major LNG shipping trade routes between LNG exporters and importers during 2002.

Note: Map indicates annual flows greater than 5 billion cubic feet for imports into the United States and annual flows greater than 15 billion cubic feet for imports into all other countries. Numbers in map above represent annual LNG imports in billion cubic feet.
Source: U.S. Department of Energy.
     We expect a significant increase in the amount of LNG shipped from major gas producing regions such as the Middle East, Africa and Russia to regions with insufficient gas production to meet projected demand, such as Europe and North America.

LNG Shipping Industry
      LNG Carriers. LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double-hulled vessels include a sophisticated “containment” system that holds and insulates the LNG so it maintains its liquid form. LNG that evaporates during the voyage and converts to natural gas (called boil-off) is used as fuel to help propel the carrier.
      Containment Systems. Since 1965, there have been six different types of containment systems used on LNG carriers. The two most prevalent systems are:

•	The Moss Rosenberg spherical system, which was designed in the 1970s and is used by nearly half of the current LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•	The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between thin primary and secondary barriers. The membrane containment system makes up the remainder of the current fleet and dominates the orderbook. The predominant types of membrane systems are Gaz Transport’s “NO96” and the Technigaz “Mark III” design. Both systems are built inside the carrier and consist of insulation between thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

      Illustrations of these systems are included below:

Moss Rosenberg System	Gaz Transport System

      Most new vessels, including all of our vessels, are being built with membrane systems, such as the Gaz Transport system. This trend is primarily a result of the increased shipyard capacity available for membrane ships and the fact that canal fees and related costs associated with passage through the Suez Canal (required for many long-haul trade routes) are lower for carriers with membrane systems. In addition, the membrane system provides a large, flat deck with consequent ease of maintenance and operational efficiency since the spheres on the Moss Rosenberg systems create more wind resistance.
      Carrying Capacity. The cargo capacity of an LNG carrier is measured in cubic meters. Although the average capacity of most of the carriers in the existing world fleet is approximately 118,400 cubic meters, the average capacity for newbuildings on order as of October 1, 2005 was approximately 153,700 cubic meters, and shipyards have contracted to build vessels with capacities of 200,000 or more cubic meters.
      Expected Lifespan. New LNG carriers are generally expected to have a lifespan of approximately 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age.
      LNG Fleet. As of October 1, 2005, the worldwide LNG fleet included 187 vessels, with an average age of approximately 13.4 years.
      Newbuildings. As of October 1, 2005, there were 123 additional LNG carriers under construction or order for delivery through 2010, as detailed in the following table.
LNG Orderbook and Delivery Schedule

Delivery Year	Number of Vessels	Total Vessel Capacity

		(cubic meters)
2005	9	1,139,500
2006	26	3,697,968
2007	36	5,401,200
2008 and after	52	8,659,700

Total	123	18,898,368

Source: CRS, October 1, 2005.
To meet projected LNG shipping demand, LNG Shipping Solutions Ltd. estimates that the world LNG fleet must expand to approximately 386 vessels by 2010.
      LNG Shipyards. Only twelve shipyards in the world currently build LNG vessels, five of which are located in Japan, four in South Korea and one each in China, France and Spain. Industry analysts generally believe that existing newbuilding orders will keep most major shipyards at full capacity until the end of 2008, with the average lead time for delivery of a newbuilding being approximately three years from the time of the order. The South Korean shipyards, which are building approximately 85% of the LNG newbuildings on order, are expanding existing capacity to capture additional projected demand.

      LNG Carrier Prices. Shipbuilding prices have been cyclical due to factors such as available shipyard capacity, demand for newbuildings, currency exchange rates, the cost of steel and other vessel materials and general economic conditions. Prices for new LNG carriers fell significantly from approximately $263 million in 1992 for a 125,000 cubic meter carrier to approximately $204 million in 2005 for a 147,000 cubic meter carrier as a result of expansion in shipbuilding capacity, price competition between shipyards and economies of scale. However, rising steel and equipment costs, along with greater demand for newbuildings, has led to an increase in prices since late 2003. Increasing LNG carrier demand may contribute to further price increases. The following chart illustrates changes in the average cost to build a new LNG carrier since 1992 based on sizes generally considered average or standard for LNG carriers within the respective years.
LNG Newbuilding Prices

Source: CRS, October 1, 2005.

*	Through October 2005.
     Competition. The two main types of LNG fleet operators that provide international LNG transportation services are private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators recently have been winning an increasing percentage of charters for new or expanded LNG projects as major energy companies continue to divest non-core businesses. As of October 1, 2005, independent owners owned approximately 48% of the world LNG fleet, including approximately 27% owned by independent Japanese and South Korean owners. Approximately 65% of newbuilding orders are from independent owners. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to the transportation business, which is non-core to their operations, and to the cost of financing of new LNG carriers in addition to the high construction costs of liquefaction and regasification facilities.

      The following chart lists the top fifteen LNG carrier owners as of October 1, 2005.
LNG Carrier Owners

Source: CRS, October 1, 2005.

*	Includes four existing LNG carriers owned by us, the three RasGas II newbuilding carriers we have agreed to acquire from Teekay Shipping Corporation, and six additional newbuilding carriers that Teekay Shipping Corporation is having constructed and will offer to us.
     Operators of LNG carriers compete primarily based on:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risk pursuant to the charter contract, such as allowing termination of the charter for force majeure events; and

•	competitiveness of bids in terms of overall price.
      In addition, some charterers, including state-controlled entities and Japanese energy and utility companies, have in the past shown a preference for owners and operators of the same nationality.
      LNG Shipping Contracts. LNG carriers are usually hired (or chartered) to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts because:

•	LNG projects are expensive and typically involve an integrated chain of dedicated facilities and cooperative activities; accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation;

•	LNG carriers are expensive to build, so the cash-flow from long-term, fixed-rate charters supports the vessel financing;

•	most end users of LNG are utility companies, power stations and petrochemical producers that depend on reliable and uninterrupted delivery of LNG; and

•	the limited size of the world LNG fleet and number of independent operators historically has not been conducive to development of a spot market for LNG transportation services.
      We define LNG charters for a period of less than five years as short-term, LNG charters for a period of between five and 10 years as medium term, and LNG charters of more than 10 years as long-term.
      Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration grew from less than 2% of the market in the late 1990s to almost 11% in 2003. Growth in the short-term LNG market has been driven primarily by:

•	increases in new LNG production capacity that is not fully committed to a particular importer;

•	increases in seasonal demand for LNG due to, for example, reliance on natural gas as a commercial and residential heating source or for power generation during times of peak electricity usage;

•	the increasing availability of LNG carriers not committed to a particular project, either as a result of the termination of existing time charters without a replacement charter or the building of new carriers on a speculative basis;

•	increased emphasis on delivery flexibility by importers and related increased charter contract flexibility; and

•	unforeseen disruptions to production capacity in some exporting countries.
      Shipping Rates. Although LNG and natural gas prices are generally benchmarked to competing fuels, LNG shipping rates are not tied to a particular market, as is the case with crude oil tanker rates. The cost of LNG depends on the cost of natural gas and LNG production, the cost of liquefaction and regasification facilities and the cost to ship the LNG. Shipping the LNG typically accounts for approximately 10% to 30% of its cost, primarily due to the cost of building an LNG carrier. Long-term LNG charter rates typically are determined based on the price of the carrier and its financing and operating costs. Average daily rates at the end of 2003 were generally between $55,000 and $65,000, with a range of $27,000 to $150,000, according to the EIA.
      Safety and Security. LNG shipping generally has been safe relative to other forms of commercial marine transportation. In the past 40 years, there has been no significant accident or cargo spillage involving an LNG carrier, even though over 33,000 LNG voyages have been made during that time.
      LNG is non-toxic and non-explosive in its liquid state. LNG only becomes explosive, or flammable, when heated and vaporized, and then only when in a confined space within a narrow range of concentrations in the air (5% to 15%). Greater concentrations of natural gas do not contain enough oxygen to sustain a flame, while lesser concentrations of natural gas contain enough oxygen to dilute the natural gas too much for it to ignite. The risks and hazards from an LNG spill will vary depending on the size of the spill, environmental conditions and the site at which the spill occurs. Hazards can include freeze burns to the ship’s crew and people nearby and damage to the LNG carrier from contact with LNG. Once a spill occurs, LNG vaporizes and subsequent ignition of the vapor cloud could cause fires and overpressures that could injure people or cause damage to the LNG carrier’s structure, other LNG carriers or nearby structures.
      The risk of accidental LNG spills, which could result from such events as groundings of carriers or collisions, is low and generally manageable with current safety policies and practices. However, given the increasing number and frequency of LNG carrier deliveries to ports across the United States, concerns about the potential for an accidental spill or release of LNG have increased. In addition, since the September 11, 2001 and other terrorist attacks, concerns have increased over the impact an attack on targets such as LNG carriers could have on public safety and property.
      There have been some safety-related incidents involving LNG liquefaction and regasification facilities, including explosions in Algeria in 2004 caused by defective steam boilers. As LNG infrastructure is expanded, some communities in the United States are protesting the building of new regasification facilities based on safety and security concerns, including the possibility that LNG terminals will be targets of terrorism.
      Regulations may be adopted to enhance risk assessment and security requirements for LNG carriers and facilities.
      Energy Bridge. Regasification technology under development could minimize safety and security concerns associated with the importation of LNG. In March 2005, Excelerate Energy, LLC commenced operation of its Energy Bridge LNG regasification port in the Gulf of Mexico, approximately 100 miles from the Louisiana shoreline. The Energy Bridge is the world’s first offshore LNG regasification terminal. The relatively untested technology requires special LNG vessels that facilitate on-board regasification. Excelerate delivers the resulting natural gas through an underwater pipeline into the U.S. pipeline network. If the Energy Bridge is commercially successful, other energy companies may develop similar offshore regasification terminals.
      Regulation. In the United States, regasification facilities must conform to standards set by the U.S. Department of Transportation, the U.S. Coast Guard, the FERC, the National Fire Protection Association, state utility commissions, port authorities and other state and local agencies. The U.S. Department of Transportation and the Coast Guard security measures for land-based and marine LNG terminals require security patrols, protective enclosures, lighting, monitoring equipment and alternative power sources. Coast Guard regulations also prohibit other ships from approaching LNG carriers while traveling within the Coast Guard’s jurisdiction or docked at U.S. terminals.
      Regasification terminals to be located in the United States require approval by the FERC for onshore facilities and the U.S. Coast Guard for offshore facilities, in addition to other federal agency and applicable state or local regulatory approvals, including environmental permits, the obtaining of which generally takes at least 12 to 18 months from filing an application. If there is significant public opposition to a project, the approval process may take much longer. Even prior to the filing of an application, the approval process includes, among other things, environmental assessments and public input and a pre-filing process to identify potential environmental, permitting and land use issues. Members of the public who formally intervene in the approval process may challenge final approval.
Crude Oil Shipping — Suezmax Tankers

Overview
      Oil has been the world’s primary energy source for a number of decades. In 2002, the consumption of oil accounted for approximately 40% of world energy consumption, and the EIA expects daily global consumption to increase from an average of 78 million barrels in 2002 to approximately 103 million barrels in 2015. Although the consumption of natural gas has increased relative to oil, daily oil demand has grown from an average of approximately 76 million barrels to approximately 82 million barrels from 1999 to 2004, primarily as a result of global economic growth. Oil reserves remain abundant and, like natural gas, tend to be located in regions far from major consuming countries, which contributes to oil tanker demand.

      Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Suezmax tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.
      The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 deadweight tonnes (or dwt). Suezmax tankers are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. According to CRS, as of October 1, 2005, the world tanker fleet included 274 conventional Suezmax vessels, representing approximately 12% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt. Most Suezmax tankers trade in the Atlantic region, which accounts for approximately 80% of the Suezmax market.

Oil Tanker Demand
      Oil tanker demand is a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply. Tanker demand is based on the amount of crude oil transported in tankers and the distance over which the oil is transported.
      Transportation Distance. The distance over which oil is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Traditionally, the level of exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and typical discharge points.
      Oil Demand. The overall increase in world oil demand since 1999 has positively affected the market for seaborne oil transportation. Demand for oil is driven by the level of economic activity and industrial production. The following table indicates the geographic breakdown of world oil demand during the past five years and estimated demand for 2005 and 2006.
World Oil Demand

	2000	2001	2002	2003	2004	2005E	2006E

	(millions of barrels per day)
OECD* North America Demand	24.1	24.0	24.1	24.5	25.3	25.5	25.9
OECD Europe Demand	15.2	15.3	15.3	15.4	15.6	15.6	15.6
OECD Pacific Demand	8.7	8.6	8.6	8.7	8.5	8.6	8.7

Total OECD Demand	47.9	48.0	48.0	48.6	49.5	49.8	50.2
Total Non-OECD Demand	28.6	29.1	29.7	30.6	32.7	33.6	34.8

Total Demand	76.5	77.1	77.7	79.2	82.1	83.3	85.0

Source: IEA, November 2005.

*	OECD indicates countries that are members of the international Organization for Economic Cooperation and Development.

     Oil Supply. The world’s oil supply is concentrated in the Middle East, followed by North America and the former Soviet Union. As of January 2005, the Middle East controlled approximately 60% of the world’s proven oil reserves. For September 2005, the Middle East accounted for approximately 30% of global oil production. The size of its reserves, together with its currently underutilized production capacity, suggests that the Middle East may supply the largest percentage of any growth in world oil consumption. In addition, the IEA estimates growth in non-OPEC oil production for 2005 from the former Soviet Union, Africa and Latin America, locations that are generally well-suited for Suezmax tanker transportation, which could favorably affect demand for Suezmax tankers.

Oil Tanker Supply
      The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.
      The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. Most major shipyards have sold their newbuilding berths through 2007, leaving little available capacity for 2008. Rising steel and equipment costs, along with competition for newbuilding berths from shipping sectors other than oil transportation, led to an increase in newbuilding contract prices during 2004.
      At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, the United Nation’s International Maritime Organization (or IMO) amended regulations in 2003 to accelerate the phase-out of certain pre-1982 single-hull vessels to 2005 from 2007. IMO regulations are expected to cause over 30% of the existing world tanker fleet to be phased out by 2015. In addition to IMO regulation, the United States Oil Pollution Act of 1990 requires that all oil tankers entering U.S. waterways be exclusively double-hulled by 2015.
      Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with special surveys, which involve periodic, thorough inspections. These surveys are part of a certification process of classification societies, and a vessel must be certified as “in-class” to continue to trade. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a vessel’s seaworthiness. Because the cost of maintaining a vessel in-class rises substantially as the age of the vessel increases, vessel owners often conclude that it is more economical to scrap an older vessel than to upgrade it to maintain its in-class certification. In addition, the economics of operating older vessels are adversely affected by customer demand for the safety and reliability associated with more modern vessels, coupled with the higher charter rates and operating cost efficiencies that are typically available to newer vessels.

Types of Crude Oil Tankers
      The world crude oil tanker fleet is generally divided into the following types of tankers based on deadweight tonnes:

•	Ultra Large Crude Carriers (or ULCCs), of 320,000 dwt or more;

•	Very Large Crude Carriers (or VLCCs), of 200,000 to 320,000 dwt;

•	Suezmax tankers of 120,000 to 200,000 dwt;

•	Aframax tankers of 80,000 to 120,000 dwt; and

•	Smaller tankers (such as Panamax and Handysize) of less than 80,000 dwt.
      To benefit from economies of scale, tanker charterers transporting crude oil typically charter the largest tanker available in the market that is appropriate for the intended journey. Factors that charterers consider include the charterers’ preference to use larger tankers for longer-haul trades and smaller tankers for medium to short-haul trades, port and canal size restrictions and cargo sizes.
      Suezmax tankers engage in, and realize economies of scale on, long-haul crude oil routes as well as medium-haul crude oil routes, such as from West Africa and the North Sea to the east coast of the United States.

Suezmax Tankers
      Expected Lifespan. New Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. Approximately 76% of the current world conventional Suezmax fleet is double-hulled. All of our Suezmax tankers under long-term charter are double-hulled.
      Suezmax Fleet. As of October 1, 2005, the world Suezmax tanker fleet consisted of 341 vessels, of which 274 vessels were conventional tankers with an average age of 8.6 years. The following table illustrates the age of the conventional Suezmax world fleet.
Conventional Suezmax Fleet Age Profile

Source: CRS, October 1, 2005.
     Newbuildings. As of October 1, 2005, there were 64 conventional Suezmax newbuildings on order for delivery until 2008. Delivery of a vessel typically occurs within three years after ordering. Shipyards worldwide construct Suezmax tankers, with only a limited number that also construct LNG carriers and other size oil tankers.

Competition
      The world Suezmax fleet primarily consists of captive fleets of major oil companies, including state-owned companies, and independent tanker fleets. Independent owners control the majority of the conventional Suezmax fleet, with four major oil companies owning Suezmax vessels. The following table shows the largest operators of conventional Suezmax tankers as of October 1, 2005, ranked by number of ships. These six Suezmax operators control approximately 36% of the existing conventional Suezmax fleet.

Major Suezmax Conventional Tanker Operators(1)

Source: CRS, October 1, 2005.

(1)	Conventional oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

(2)	OMI Corporation and Frontline Ltd. have a Suezmax cooperation agreement through Alliance Chartering. Other owners are also participating.

(3)	Data for Teekay Shipping Corporation includes our Suezmax tankers.
     Competition in the Suezmax tanker market is intense and affected by the availability and suitability of other size vessels that compete in the Suezmax tanker market. ULCCs, VLCCs, Aframax-size vessels and Panamax-size vessels all can compete for many of the same charters for which Suezmax tankers compete. Competition in this market is primarily based on:

•	price;

•	location (for single-voyage or short-term charters);

•	the size, age, condition and acceptability of the vessel;

•	oil tanker shipping experience and quality of ship operations; and

•	the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service.
      Suezmax tankers are particularly well-suited for medium-haul crude oil routes, such as from West Africa and the North Sea to the east coast of the United States.
      Because all of the vessels in our Suezmax fleet are subject to long-term, fixed-rate charters, we do not expect to compete for deployment of our Suezmax vessels until the first charter is scheduled to end in 2015.

Nature of Charters
      Suezmax voyages are predominantly conducted on short-term contracts and spot pricing. Spot charters involve the chartering of a specific vessel for one or a few voyages. We define oil tanker charters for a period of less than two years as short-term, charters for a period of between two and five years as medium-term and oil tanker charters for a period of more than five years as long-term.

BUSINESS
Overview
      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We were formed by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates in pursuing significant growth opportunities in the LNG shipping sector. Teekay Shipping Corporation, which owns and controls our general partner, will own a 66.9% limited partner interest in us upon the closing of this offering.
      Our fleet currently consists of four LNG carriers and five Suezmax-class crude oil tankers, all of which are double-hulled. Our fleet is young, with an average age of approximately two years for our LNG carriers and approximately three years for our existing Suezmax tankers, compared to world averages of 13.4 years and 8.6 years, respectively, as of October 1, 2005.
      These vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 20 years for our LNG carriers and approximately 17 years for our Suezmax tankers, subject, in certain circumstances, to termination or vessel purchase rights.
      Our existing LNG fleet has 557,000 cubic meters of capacity, which will increase to approximately 1.0 million cubic meters by the end of 2007 upon delivery of three LNG newbuilding carriers described below. The capacity of our existing Suezmax tanker fleet is 797,500 deadweight tonnes.
      We have agreed to purchase from Teekay Shipping Corporation, upon the closing of this offering, three double-hulled Suezmax crude oil tankers (the African Spirit, the Asian Spirit and the European Spirit) for an aggregate purchase price of $180 million. These vessels have an average age of two years and operate pursuant to fixed-rate time charters to a subsidiary of ConocoPhillips, an integrated, international energy company. Each charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the time charters up to an additional six years. If ConocoPhillips declines to exercise this option, we have granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips. While the vessels are under charter to ConocoPhillips, Teekay Shipping Corporation will manage their operation pursuant to existing ship management agreements.
      We also have agreed to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three 151,700 cubic meter double-hulled LNG newbuilding carriers. We expect to take delivery of these LNG newbuildings during the fourth quarter of 2006 and the first half of 2007. Upon their deliveries, the vessels will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. Qatar Gas Transport Company Ltd. (Nakilat) owns the remaining 30% of Teekay Nakilat. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”
      Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained Tapias’s senior management, including its chief executive officer, and other personnel, who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our general partner. Teekay

Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.
      On November 3, 2004, we were formed as a wholly owned subsidiary of Teekay Shipping Corporation in connection with our initial public offering. Upon the closing of that offering on May 10, 2005, we acquired Teekay Spain, among other assets, and began operating as a publicly traded limited partnership. Teekay Shipping Corporation, which owns and controls our general partner, will own a 66.9% limited partner interest in us upon the closing of this offering.
      We believe that conducting our operations through a publicly traded limited partnership provides us access to the public equity and debt capital markets, a lower cost of capital for expansion and acquisitions, and an enhanced ability to use our equity securities as consideration in future acquisitions.
Business Opportunities
      We believe the following industry dynamics create a favorable environment in which to expand our LNG business:

•	Strong increase in demand for LNG vessels. Natural gas represented approximately 23% of world energy consumption in 2002 and is the fastest growing primary energy source according to the U.S. Department of Energy. Between 1993 and 2003, the annual amount of LNG shipped internationally increased from 3.0 trillion cubic feet (or Tcf) to 5.9 Tcf, as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. Due to the vast distances between many areas of natural gas production and consumption and the related cost, regulatory and geological challenges of pipeline construction, seaborne transportation of LNG provides either the only or the most cost-effective means of transporting natural gas to many consuming regions. As of October 1, 2005, the world LNG carrier fleet consisted of 187 existing vessels and 123 vessels under order or construction. To meet projected LNG shipping demand, LNG Shipping Solutions Ltd. estimates that the worldwide LNG fleet must expand to approximately 386 vessels by 2010.

•	Globalization of LNG trade routes. We believe more opportunities to transport LNG are developing outside traditional trade routes. Historically, LNG trade primarily centered around the major LNG exporters of Indonesia, Malaysia and Algeria and the major LNG importers of Japan, South Korea and Taiwan. However, we expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. We believe that the increase in the number and scope of LNG trade routes will result in greater accessibility to LNG and lead to increased LNG demand.

•	Increasing ownership of world LNG carrier fleet by independent owners. Until recently, major private and state-owned energy companies owned most of the world LNG carrier fleet. However, companies such as us that are independent of major energy companies now own about 45% of the existing LNG fleet, and independent owners have placed approximately 65% of existing LNG newbuilding orders. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to:

•	the marine transportation business, which is non-core to their operations; and

•	the cost of financing of new LNG carriers in addition to the high construction costs of LNG facilities.

•	Stringent customer standards favor high-quality operators. Major energy companies are highly selective in their choice of LNG transportation partners due to:

•	their need for reliable, uninterrupted access to LNG transportation;

•	the heightened reliance on the LNG transportation partner once selected, resulting from the lack of commercially viable transportation alternatives; and

•	public perception of LNG projects, which magnifies customer sensitivity to hiring energy transportation providers with strong reputations for maintaining high safety, environmental and quality standards.

These factors have contributed to increasingly stringent pre-qualification operational and financial standards that LNG vessel operators must meet prior to bidding on nearly all significant LNG transportation contracts. We believe that these rigorous and comprehensive standards will increase our ability relative to less qualified or experienced operators to compete effectively for new LNG contracts.
Business Strategies
      Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Acquire new LNG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for an LNG project. Our LNG carriers (including the three RasGas II vessels) were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG carriers to meet customer specifications;

•	facilitates the financing of new LNG carriers based on their anticipated future revenues; and

•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

•	Expand our LNG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting:

•	long-term, fixed-rate time charters wherever significant LNG liquefaction and regasification facilities are being built or expanded;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG importing and exporting geographic regions; and

•	strategic vessel and business acquisitions.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG project operators seek LNG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by our:

•	responsiveness, reliability, professionalism and integrity;

•	adoption of responsible environmental practices and strict adherence to environmental regulations;

•	dedication to safe operations, commencing with our care in selecting and training our sea and office personnel; and

•	use of customer feedback and industry and internal performance measures to drive continuous improvements.

•	Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters, including those we will acquire from Teekay Shipping Corporation upon the closing of this offering, are 10 to 20 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on our Suezmax fleet while managing residual risk.
Competitive Strengths
      We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	We have a strategic platform from which to expand our presence in the rapidly growing LNG marine transportation sector. We currently operate four LNG carriers and are scheduled to receive deliveries of three LNG newbuildings beginning in the fourth quarter of 2006 through the first half of 2007. Our LNG fleet, combined with our existing relationships with leading energy and utility companies in Spain, a significant importer of LNG, and our new relationship, through RasGas II, to the important LNG exporting nation of Qatar, give us a significant presence in the rapidly growing LNG marine transportation sector. We believe this platform provides a strategic base from which we will seek to expand existing relationships and attract new customers.

•	Our management and the personnel of Teekay Shipping Corporation’s subsidiaries who provide services to us have extensive experience in fleet expansion. The Chief Executive Officer and Chief Financial Officer of our general partner, key employees of our subsidiary Teekay Spain and personnel of other subsidiaries of Teekay Shipping Corporation who provide services to us pursuant to advisory and administrative services agreements have successfully identified and acquired over $3.7 billion in vessels since 1999, expanding Teekay’s fleet from 50 to 145 vessels through a combination of newbuildings, vessel and business acquisitions and, in some cases, joint ventures. These individuals have overseen all aspects of the construction of over 50 newbuildings (including those currently under order) during that period, including:

•	identifying and pre-qualifying shipyards with reputations for quality workmanship and timely vessel completion;

•	advising customers about technical vessel specifications and suggested improvements, and conducting related negotiations with the shipyard; and

•	supervising construction quality and shipyard progress toward identified budgetary constraints and completion milestones.

•	We believe our relationship with Teekay Shipping Corporation and its prominence and customer relationships in the shipping industry significantly enhances our growth opportunities. Established in 1973, Teekay Shipping Corporation has achieved a global brand name in the shipping industry, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. We believe that our relationship with Teekay Shipping Corporation significantly enhances our growth opportunities and that we are able to leverage this relationship to our advantage in competing for the transportation requirements of LNG projects and in attracting and retaining long-term charter contracts throughout the world. We also believe that Teekay Shipping Corporation’s established relationships with leading shipyards and the high number of newbuilding orders it places with these shipyards will facilitate our interactions with these shipyards during periods of shipyard production constraints, which is anticipated over the next few years.

•	We supplement our operational experience through continued access to Teekay Shipping Corporation’s expertise in various functions critical to our vessel operations. The key employees of our primary operating subsidiary, Teekay Spain, bring to us significant technical, financial and commercial capabilities relating to vessel operations and other business matters. Through Teekay Shipping Corporation’s extensive experience operating its large fleet and its commitment to exceptional customer service, it has developed specialized core competencies addressing various functions critical to its and our operations, has adopted best practices in the shipping industry and has developed an infrastructure to efficiently coordinate and implement these skills and practices. Subsidiaries of Teekay Shipping Corporation have agreed to provide ship management services to us, including:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.

Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements — Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.” We believe these services complement our existing operational experience and provide strict quality and cost controls and effective safety monitoring.

•	We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. Our existing revolving credit facility provides us access to approximately $100 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facility, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.
Our Fleet
      Our current fleet consists of four LNG carriers and five Suezmax-class crude oil tankers. We will acquire three additional Suezmax tankers from Teekay Shipping Corporation upon the closing of this offering. We also have agreed to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuildings, once the first of the three vessels is delivered. The scheduled delivery dates for the three RasGas II LNG carriers are during the fourth quarter of 2006 and the first half of 2007. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”
      All of our existing vessels operate and the LNG newbuildings and the three Suezmax tankers we will purchase from Teekay Shipping Corporation will operate, under long-term time charters with major energy and utility companies. All of these vessels are or will be of Spanish or Bahamian registry and double-hulled.

LNG Carriers
      The following table provides additional information about our LNG vessels as of October 1, 2005. The delivery dates for the newbuildings are based on current shipyard schedules.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term*

	(cubic meters)
Operating LNG carriers:
Hispania Spirit	140,500	Sept. 2002	100%	Repsol YPF	17 years(1)
Catalunya Spirit	138,000	Aug. 2003	Capital lease(2)	Gas Natural SDG	18 years(1)
Galicia Spirit	140,500	July 2004	100%	Unión Fenosa Gas	24 years(3)
Madrid Spirit	138,000	Dec. 2004	Capital lease(2)	Repsol YPF	19 years(1)
Newbuildings:
Hull No. 2238	151,700	Oct. 2006	Teekay-owned(4)	RasGas II	20 years(5)
Hull No. 2239	151,700	Jan. 2007	Teekay-owned(4)	RasGas II	20 years(5)
Hull No. 2240	151,700	Apr. 2007	Teekay-owned(4)	RasGas II	20 years(5)

Total Capacity:	1,012,100

*	Each of our time charters are subject to certain termination and purchase obligations. Please read “— LNG Time Charters — Purchase Options, Termination Rights and Bareboat Conversion Options.”

(1)	The charterer has two options to extend the term for an additional five years each.

(2)	We lease the vessel under a Spanish tax lease arrangement and will purchase the vessel when the lease terminates in 2006 for the Catalunya Spirit and 2011 for the Madrid Spirit. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(3)	The charterer has one option to extend the term for an additional five years.

(4)	These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the vessels. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements for the financing of these vessels. Please read “Management’s Discussion and Analysis and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements” and “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

(5)	The charterer has three options to extend the term for an additional five years each.
     As of October 1, 2005, our LNG carriers had an average age of approximately two years, compared to the world LNG carrier fleet average age of approximately 13.4 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. All of our LNG vessels have a membrane-type containment system. Please see “Industry — Liquefied Natural Gas — LNG Shipping Industry — LNG Carriers” for a description of this system.
      Our customers are free to use our LNG carriers worldwide or to sublet the vessels to third parties. Our LNG carriers generally transport LNG from Trinidad and Tobago to the United States and Spain and from Egypt to Spain.
      Each LNG carrier that is owned by us or Teekay Shipping Corporation, other than the Galicia Spirit, is encumbered by a mortgage relating to the vessel’s financing. Each of the Catalunya Spirit and the Madrid Spirit is subject to a capital lease and a mortgage associated with our financing of the restricted cash deposits associated with the vessel.
      LNG Newbuildings. We have contracted to acquire from Teekay Shipping Corporation all of its interest in the three RasGas II LNG newbuildings. Teekay Shipping Corporation has agreed to finance the construction of the RasGas II vessels, which allows us to defer our need to finance them. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

Suezmax Tankers
      The following table provides additional information about our Suezmax oil tankers as of October 1, 2005, including the three tankers we will acquire from Teekay Shipping Corporation upon the closing of this offering.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term

	(dwt)
Operating Tankers:
Tenerife Spirit	159,500	July 2000	Capital lease(1)	CEPSA	15 years(2)
Algeciras Spirit	159,500	Oct. 2000	Capital lease(1)	CEPSA	15 years(2)
Huelva Spirit	159,500	Mar. 2001	Capital lease(1)	CEPSA	16 years(2)
Teide Spirit	159,500	Oct. 2004	Capital lease(1)	CEPSA	19 years(2)
Toledo Spirit	159,500	July 2005	Capital lease(1)	CEPSA	20 years(2)
Acquired Tankers:
European Spirit	151,800	Sept. 2003	100%(3)	ConocoPhillips	10 years(4)
African Spirit	151,700	Nov. 2003	100%(3)	ConocoPhillips	10 years(4)
Asian Spirit	151,700	Jan. 2004	100%(3)	ConocoPhillips	10 years(4)

Total Capacity:	1,252,700

(1)	We are the lessee under a capital lease arrangement and are required to purchase the vessel seven years after the commencement of the capital lease, which we expect to accomplish by assuming the existing vessel financing. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(2)	CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel. Please read “— Crude Oil Time Charters — Rights to Terminate Charter or Cause Sale of Vessel.”

(3)	Reflects our ownership following acquisition of the vessel from Teekay Shipping Corporation upon the closing of this offering. Please read “Certain Relationship and Related Party Transactions — Agreement to Purchase Suezmax Tankers and Time Charters.”

(4)	The term of the time charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel at any time, subject to the other party’s right of first refusal to purchase the vessel. Please read “— Crude Oil Time Charters — Rights to Terminate Charter or Cause Sale of Vessel.”
     As of October 1, 2005, our Suezmax tankers had an average age of approximately three years, compared to the average age of 8.6 years for the world Suezmax conventional tanker fleet. The average age of the Suezmax tankers we will acquire from Teekay Shipping Corporation upon the closing of this offering is two years. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the earlier phase-out of single-hulled vessels, regardless of their expected lifespan. All of our Suezmax tankers are double-hulled.
      The Suezmax tankers chartered to CEPSA are subject to a capital lease and a mortgage associated with the lessor’s financing of the vessel.

Our Customers

LNG Customers
      We provide or will provide LNG marine transportation services under long-term time charters to the following major energy companies or their affiliates:

•	Repsol YPF, S.A., Spain’s largest oil company and largest seller of liquefied petroleum gas. As of December 31, 2004, Repsol reported having proved reserves of 4.9 billion barrels of crude oil equivalent, mostly in Latin America, the Middle East and North Africa. Repsol owns Argentina’s largest oil company and, as of December 31, 2004, had operations in 32 countries and owned five refineries in Spain and four refineries in Latin America.

•	Gas Natural SDG, S.A., Spain’s largest natural gas distributor. Gas Natural operates a group of companies that supply, store, transport and distribute natural gas in Spain and Latin America. As of December 31, 2004, Gas Natural reported having 4.8 million Spanish customers and 4.5 million Latin American customers. As of December 31, 2004, Repsol owned approximately 30.8% of Gas Natural.

•	Unión Fenosa Gas, S.A., a jointly held subsidiary of Unión Fenosa, S.A., a diversified Spanish energy and telecommunication company, and ENI S.p.a., an Italian oil and gas company. Unión Fenosa’s primary business is the generation, distribution and commercialization of electricity and natural gas in Spain.

•	RasGas II, a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. RasGas II will become one of our customers following our acquisition from Teekay Shipping Corporation of all of its interest in the three RasGas II LNG newbuildings and related time charters. We expect to take delivery of the three vessels during the fourth quarter of 2006 and the first half of 2007.

Oil Tanker Customers
      We provide or following this offering will provide, crude oil marine transportation services under long-term time charters to the following major energy companies or their affiliates:

•	Compania Espanola de Petroleos, S.A. (or CEPSA), a Spanish energy conglomerate. CEPSA is Spain’s second largest oil company and a diversified provider of natural gas and petrochemical products. Teekay Spain or its predecessors have provided services to CEPSA since 1988.

•	ConocoPhillips, the third largest energy company and the second largest oil refiner in the United States. A subsidiary of ConocoPhillips will become one of our customers upon the transfer to us of the three Suezmax tankers and related charters in connection with the closing of this offering.
      CEPSA, Repsol and Gas Natural accounted for 47%, 26% and 11% of our 2003 revenues, 36%, 18% and 21% of our 2004 revenues and 30%, 34% and 19% of our revenues for the six months ended June 30, 2005, respectively. In addition, Unión Fenosa Gas, S.A. accounted for 17% of our revenues for the six months ended June 30, 2005. No other customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Time Charters — General Provisions
      We provide the services of our vessels to our customers under time charters, and we operate certain of our vessels pursuant to capital leases, which include our contractual right to full operation of the vessel pursuant to bareboat charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the customer is responsible for substantially all of the vessel voyage costs. The following discussion describes the material terms common to all of our long-term time charters, and then describes additional material terms common to the contracts for our LNG vessels and our oil tankers. The time charters for each type of vessel contain generally similar terms.

Initial Term; Extensions
      The initial term for a time charter commences upon the vessel’s delivery. All of our LNG time charters include options, exercisable by the customer, to extend the charter’s term. Under these charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Our crude oil time charters with CEPSA do not include term extensions. All of our customers have rights to terminate their charters prior to expiration of the original term in specified circumstances (or any extension term), including purchase options and sale rights, as described in more detail below.

Hire Rate
      “Hire” rate refers to the basic payment from the customer for the use of the vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate includes two general components — a capital cost component and an operating expense component. The capital component relates to the financing obligations for the vessel’s purchase and typically is structured to meet the repayment schedule for the financing. The operating component is intended to compensate us for vessel operating expenses and provide us a profit. The amount of the operating component is established between the parties at the beginning of the charter and it typically increases annually based on changes in a specified cost-of-living index.
      Hire payments may be reduced, or under some charters we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had four instances of hire rate reductions, none of which had a material impact on our operating results.

Expenses
      We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We are also directly responsible for providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire
      When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Ship Management and Maintenance
      Under all of our time charters, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Subsidiaries of Teekay Shipping Corporation provide many of these services to us pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements — Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.”

Termination
      Each time charter terminates automatically upon loss of the vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and, under most time charters, terminate the charter if the customer defaults in its payment obligations. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.
LNG Time Charters

Hire
      In addition to standard reductions in hire rates for failing to achieve guaranteed speed or fuel consumption, our LNG customers are entitled to reduce our hire rate if boil-off gas exceeds guaranteed amounts or the LNG vessel’s cargo capacity is reduced for any reason. One customer is entitled to liquidated damages for performance deficiencies at the time of delivery and hire reductions for deficiencies thereafter. Our charters with three customers prevent the customer from reducing hire below the capital component, even if the carrier is deemed to be off-hire under the charter. In recognition of the depreciated value of an older vessel, the LNG time charters provide for reductions in the fixed component of the hire rate during any term extensions.

Prolonged Off-hire
      Under our LNG time charters, if the vessel remains off-hire for extended periods, the customer may, and in some cases may be required by the ship financing lenders to, exercise some or all of the following remedies, which vary by time charter:

•	request that we provide a substitute vessel, which the customer must accept on the hire terms of the original time charter;

•	require us to pay the difference between the hire rate in the time charter and the cost of chartering a substitute vessel, up to 30% of the original hire rate;

•	take over management of the vessel and set off management expenses from the hire payments under the time charter (but not against the fixed hire rate component); or

•	terminate the time charter contract.

Ship Delivery and Modifications
      If delivery of the vessel to the customer is delayed, we (or in the case of some charters, Teekay Shipping Corporation) must pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the charter. We typically have some recourse against the shipbuilder for payments we are required to make as a result of these delays. Historically we have experienced few delays in the delivery of newbuildings from shipyards, and we maintain personnel at the shipyards who are dedicated to overseeing the timely and quality construction of our newbuildings. After delivery, the LNG customers may request vessel modifications, but they are responsible for the cost of these modifications and the hire during the related drydock time.

Purchase Options, Termination Rights and Bareboat Conversion Options
      Our LNG customers may terminate our time charters under three different types of provisions: purchase options, termination rights, and the right to convert the time charter to a bareboat charter, in which case we would no longer be responsible for the ship’s operation but would receive only an amount slightly greater than the fixed component of the hire rate. Customers also may terminate time charters for off-hire reasons or our failure to deliver to the vessel, as discussed above. The charters provide for the more specific termination rights in one of three general forms:
Under the first form of time charter (generally covering three charters),

•	the customer may purchase the vessel

(a) at the end of the initial or any extended charter period, at a price designated in the charter; or

(b) if the customer’s LNG sales agreement supplying the LNG designated for our services is terminated, at a price that covers all of our outstanding indebtedness on the vessel and any prepayment fees (or, if applicable, an amount that approximates the amount of debt that would have been outstanding had we not prepaid the indebtedness in connection with our initial public offering) plus an additional amount designated in the charter; and

•	the customer may terminate the charter

(a) if the customer’s LNG sales agreement supplying the LNG designated for our services is terminated, in which case the customer would be obligated to pay all outstanding indebtedness on the vessel and any prepayment fees (or, if applicable, an amount that approximates the amount of debt that would have been outstanding had we not prepaid the indebtedness in connection with our initial public offering); or

(b) if the free trade of the vessel is disrupted due to war, without any payment or penalty.
      Under the second form of time charter (covering one charter),

•	the customer may purchase the vessel at any time at a price that equals the amount of indebtedness that would had been outstanding had we not prepaid the indebtedness on the vessel in connection with our initial public offering, plus an additional amount designated in the charter; and

•	the customer may terminate the time charter if the supply of LNG is generally unavailable, in which case the customer would be obligated to pay an amount equal to the indebtedness that would have been outstanding on the vessel had we not prepaid the indebtedness in connection with our initial public offering.
      Under the third form of time charter (covering three charters),

•	the customer may purchase the vessel

(a) when it is otherwise entitled to terminate the charter or under certain circumstances if we are in default under the charter, at a price designated in the charter that is designed to cover all of our remaining financing costs plus certain lost profits; or

(b) at any time at a price designated in the charter that is designed to cover all of our remaining financing costs, certain lost profits and an additional amount;

•	the customer may terminate the charter

(a) at any time, in which case the customer would be obligated to pay a substantial cancellation fee; or

(b) in the event of a prolonged continuation of certain specified “force majeure” events that are beyond the parties’ control and that would prevent the customer’s performance under the charter (including damage to or destruction of relevant LNG production facilities or LNG customer regasification facilities), upon our bankruptcy or if we are in breach of a specified provision of the charter, in each case without any payment or penalty; and

•	the customer may convert the time charter to a bareboat charter

(a) if we breach our obligations to deliver a vessel built to the customer’s specifications or to remedy warranty deficiencies and we fail to cure this breach;

(b) if, due to our negligence, the vessel is involved in a significant marine incident or is off-hire for a prolonged period; or

(c) if the customer could otherwise then terminate the time charter.

Crude Oil Time Charters
      Rights to Terminate Charter or Cause Sale of Vessel. In connection with CEPSA’s desire to be able to renew the tankers it charters and keep the tankers at a relatively young age, all of our crude oil time charters give CEPSA the right, at any time after 13 years from delivery of the tanker (between 2013 and 2018), to cancel the time charter and require the sale of the tanker. Even in that event, however, we have the right to retain the vessel. CEPSA also may terminate our crude oil time charters in the event of war, as described above.
      Under each of the time charters relating to the three Suezmax tankers we will acquire upon the closing of this offering, the customer may require the sale of the vessel at the then-prevailing market price, and we can require the sale of the vessel at any time after 60 months following its original delivery. If the prevailing market price exceeds specific values set forth in the time charter that vary over time, the customer and we will split the profits, provided that the party not requiring the sale receives at least $1.0 million. If the prevailing market rate is less than the applicable vessel value set forth in the time charter, the customer must pay us the greater of the deficiency or $1.5 million. The party not requiring the sale of the vessel has a right of first refusal to purchase the vessel at the prevailing market rate. The time charter terminates upon a sale of the vessel required by either party.
      Under these time charters, the customer also may require the sale of the vessel if the charter is rendered commercially impracticable while the vessel is off-hire. If the vessel is sold below the applicable specified value in these circumstances, the customer is not required to pay us the value of the deficiency. The customer also may terminate the charter at its option upon notice and payment of a specified cancellation fee, ranging from $1.2 million to $2.5 million for each year remaining under the term of the time charter, depending on the year of cancellation.
Classification, Inspection and Maintenance
      The seafaring staff operating our vessels regularly inspect them and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed. Our objectives are to:

•	maintain the structural integrity of the vessel;

•	ensure reliability;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our brand and meet customer expectations.
To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to monitor the condition of our vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
      All of our vessels have been certified as being “in-class” by their respective classification societies: Bureau Veritas, Det Norske Veritas or Lloyd’s Register of Shipping. Every vessel’s hull and machinery is

“classed” by a classification society. The classification society certifies that the vessel has been built and is maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some of our vessels we obtain this latter certification directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (or a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. Intermediate Surveys of steam-propelled LNG vessels may be done while the vessel is in service, but in all instances the inspection requires shutting down the vessel’s main boiler, which slows travel if in service. In-water surveys generally take vessels out of service for one day, but out-of-service surveys of steam-propelled LNG vessels can take up to seven days. All of our LNG carriers, including our newbuildings, are steam-propelled. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers. All but one of our LNG vessels meet these requirements, and we expect the non-qualifying vessel will be qualified at its next Special Survey.
      In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering, and regular inspections are standard practice under long-term charters as well. Port and flag state control authorities, such as the U.S. Coast Guard and Spain’s flag administration (or classification societies acting on behalf of the flag state control authorities), also inspect some of our vessels. We believe that our relatively new, well-maintained and high-quality vessels should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
Safety, Management of Ship Operations and Administration
      Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum and LNG spills. We are also committed to reducing emissions and waste generation.
      We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.
      Teekay Spain’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.
      Teekay Shipping Corporation, through its subsidiaries, assists us in managing our ship operations. Teekay Shipping Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged vessels. Spain’s flag administration has approved this safety management system for our Spanish-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate audits performed by Det Norske Veritas or Spain’s flag administration.
      In addition to our operational experience, Teekay Shipping Corporation provides, through its subsidiaries, expertise in various functions critical to our operations. This affords a safe, efficient and cost-

effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.
      Critical ship management functions that Teekay Shipping Corporation has agreed to provide to us through its Teekay Marine Services division located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.
      These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.
      In addition, Teekay Shipping Corporation’s day-to-day focus on cost control is applied to our operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Shipping Corporation, we benefit from this purchasing alliance.
      The generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.
Crewing and Staff
      As of October 1, 2005, we employed approximately 392 seagoing staff who serve on our vessels and approximately 31 shore staff. Teekay Shipping Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow, and will staff the three Suezmax tankers we are purchasing in connection with this offering. Certain subsidiaries of Teekay Shipping Corporation will provide advisory, operational and administrative support to us pursuant to service agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Shipping Corporation, we offer our seafarers highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.
      Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.
      Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Shipping Corporation has agreed to allow our personnel to participate in its training programs. Teekay Shipping Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels. Teekay Shipping Corporation also has a career development plan that we follow, which was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Risk of Loss, Insurance and Risk Management
      The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and crude oil is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.
      We carry “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. However, we may not continue to carry this “loss of hire” insurance based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Please read “Risk Factors — Risks Inherent in Our Business — Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.”
      We use in our operations Teekay Shipping Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Shipping Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.
      Teekay Shipping Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.
Regulation

General
      Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own depends on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
      We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation — International Maritime Organization (or IMO)
      IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (or the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
      SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
      The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.
      ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all newbuildings to comply upon delivery.
      LNG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our newbuilding shipbuilding contracts requires compliance prior to delivery.

      Under IMO regulations an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
      In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. Because all of our oil tankers are double-hulled and were delivered after July 6, 1996, our tankers will not be affected directly by these IMO regulations.
      Annex VI to MARPOL, which became effective internationally on May 19, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The United States has not yet ratified Annex VI. Vessels operated internationally, however, are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe that the cost of our complying with Annex VI will not be material.

Environmental Regulations — The United States Oil Pollution Act of 1990 (or OPA 90)
      OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or bunkers) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
      Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.
      OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel’s pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
      Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our tankers are double-hulled.
      In December 1994, the United States Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tank in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
      The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.
      The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.
      OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.
      Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.
      We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

      OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.
      CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.
      OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

Environmental Regulation — Other Environmental Initiatives
      Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.5 million plus approximately $899 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $128 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
      In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.
Properties
      Other than our vessels, we do not have any material property.
Legal Proceedings
      From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
Taxation of the Partnership

Marshall Islands Taxation
      Based on the advice of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the law of the Republic of The Marshall Islands, because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

Luxembourg Taxation
      The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.
      Our operating subsidiary, Teekay LNG Operating L.L.C. (a Marshall Islands company), through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), and other intermediary subsidiaries, indirectly holds all of our operating assets. Luxco is capitalized with equity and loans from Teekay LNG Operating L.L.C. Luxco, in turn, has re-lent a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Teekay Spain S.L. (or Spainco). Luxco used the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.
      Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.
      Taxation of Interest Income. Luxco’s loans to Spainco generate interest income. However, because this interest income is offset substantially by interest expense on the loan made by Teekay LNG Operating L.L.C. to Luxco, we believe that any taxation of that income will be immaterial.
      Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to corporate entities non-resident of Luxembourg, such as Teekay LNG Operating L.L.C., unless the interest represents an unlimited right to participate in profits of the interest-paying entity, or the interest payment relates to the portion of debt used to acquire share capital and the debt exceeds a Luxembourg “thin capitalization” threshold or the interest rate is not regarded as arm’s length. Based on guidance received by Teekay Shipping Corporation from the Luxembourg taxing authority, we believe interest paid by Luxco on the types of loans made to it by Teekay LNG Operating L.L.C. do not represent a right to participate in its profits and are consistent with Luxembourg transfer pricing rules. In addition, we have capitalized Luxco in a manner we believe meets the “thin capitalization” threshold. Accordingly, we believe that interest payments made by Luxco to Teekay LNG Operating L.L.C. are not subject to Luxembourg withholding tax.
      Taxation of Spainco Dividends and Capital Gains. Pursuant to Luxembourg law, dividends received by Luxco from Spainco and capital gains realized on any disposal of Spainco shares generally will be exempt from Luxembourg taxation if certain requirements are met. We believe that Luxco will meet these requirements and that any dividend received on or any capital gain resulting from the disposition of the shares of Spainco will be exempt from taxation in Luxembourg. Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans specifically used to purchase shares eligible for the dividend exemption, to the extent of any dividends received the same year and derived from the shares financed by the loans. Similarly, capital gains are tax exempt only for the portion exceeding the interest expense generated by the loan financing the purchase of shares and previously deducted. We currently do not intend to dispose of the shares of Spainco. However, we believe that any taxation on any gain resulting from any disposition of the shares of Spainco would not be material.
      Taxation of Luxco Dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-resident of the European Union (absent a tax treaty), which would apply to dividends paid by Luxco to Teekay LNG Operating L.L.C. However, we do not expect to cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Teekay LNG Operating L.L.C., for at least the next ten years. We may also recapitalize another Luxembourg company in the future to continue this arrangement, as is permitted under current Luxembourg tax rules.

Spanish Taxation
      The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.
      Spainco owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and all of our LNG carriers.
      Spainco and these subsidiaries are considered Spanish resident companies subject to Spanish taxation on their income regardless of where the income is derived. The generally applicable Spanish income tax rate is 35%. However, substantially all of the income generated by these subsidiaries is subject to special tax incentives for shipping activities, which we believe will substantially reduce the amount of Spanish income tax payable.
      Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities. The vessels operated by our operating Spanish subsidiaries currently are subject to the first regime, but, as discussed below, we currently expect to transfer any eligible vessels of these subsidiaries to the second regime effective for the 2006 tax year.
      To qualify under the first regime, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. All of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3.5%. This deduction does not apply to gains from vessel dispositions.
      The second incentive regime, the Spanish Tonnage Tax Regime (or the TTR), applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. Consequently, there is no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, under a proposal currently under discussion in the Spanish Parliament, it is possible that the TTR regime will be modified to require that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime should be flagged in a European Union member state.
      Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs.

      The following table presents the applicable tax base for a vessel under the TTR regime, against which the generally applicable tax rate of 35% will apply:

Tonnage Tax Base
Net Tonnage of Vessel	Daily Rate per 100 Tonnes

0 to 1,000	0.90 Euros
1,001 to 10,000	0.70 Euros
10,001 to 25,000	0.40 Euros
Over 25,000	0.20 Euros
      To be eligible to apply the TTR regime:

•	a Spanish company must be enrolled in any Spanish registry for shipping companies specified under the regime;

•	the company must own or charter out vessels;

•	the vessels must be managed strategically and commercially from Spain or another country belonging to the European Union; and

•	the vessels must engage in certain maritime-related activities, including the transportation of goods or merchandise.
      The Spanish company must make a request of the Spanish tax authorities that the TTR regime apply to its activities. If the eligibility criteria indicated above are met, these requests routinely are granted. If granted, the TTR regime will apply to the company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the shipping company.
      If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 35%.
      If a vessel is acquired and disposed of by a company while it is subject to the TTR regime or if the company acquired a used vessel after the company became subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.
      We believe that the TTR regime provides several advantages over the first ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels. As a result, we currently expect to apply for all our eligible vessels to be taxed under the Spanish TTR regime commencing with the 2006 tax year.
      Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 15% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 15% withholding tax.
      Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 tax year. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.
      As described above, Spainco is capitalized with debt and equity from Luxco, which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.

      Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.
      Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco will not be subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that at the time of distributions Luxco will satisfy both the ownership and Luxembourg presence requirements and qualify for the Spanish withholding tax exemption on any dividends that Spainco may pay to Luxco.

Qatar Taxation
      The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The Qatar Public Revenue and Tax Department (or QPRTD) is not bound by precedent. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.
      The QPRTD has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent. In our case, the three RasGas II LNG carriers we plan to operate in Qatar beginning in late 2006 will be operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we will own a 70% interest.
      Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar will be taxable. Because the time charter revenue we will earn from the Qatari voyages will be earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters.
      Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax. Based on past practice, we believe that:

•	in relation to expenses that are incurred wholly, necessarily and exclusively in relation to the periods for which individual vessels operate in Qatari waters, the QPRTD should accept these expenses as a deduction in arriving at taxable income;

•	in relation to expenses that accrue over the period of the time-charter contract for each vessel, it is more likely than not that the QPRTD will accept an apportionment of these expenses as a deduction in arriving at taxable income based on the time the vessel operates in Qatari waters as a proportion of the total period of the charter; and

•	in relation to depreciation of each of the vessels in a tax year, the QPRTD should accept as a deduction in arriving at taxable income an apportionment of the annual depreciation allowance permitted under the tax law based on the time the vessel operates in Qatari waters.
      Based on our anticipated operation of the three RasGas II LNG carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results.

MANAGEMENT
Management of Teekay LNG Partners L.P.
      Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.
      Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.
      Three members of the board of directors of our general partner serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are deemed conclusively to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. The conflicts committee is comprised of the members of the audit committee of the board of directors of our general partner. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”
      The audit committee, which is composed of three independent directors, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The board of directors of our general partner also has a corporate governance committee, which oversees corporate governance matters, director compensation and the compensation plan described below. The members of our audit committee and other board committees are indicated in “Directors, Executive Officers and Key Employees” below.
      The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. However, a majority of the directors of our general partner meet the independence standards of the New York Stock Exchange and, as discussed above, we maintain a corporate governance committee.
      The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Shipping Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation. Mr. Evensen is the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Shipping Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
      Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Shipping Corporation, allocate their time between providing LNG strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG project opportunities for Teekay Shipping Corporation, which projects, if awarded to Teekay Shipping Corporation, are offered to us pursuant to the noncompetition provisions of the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Omnibus

Agreement — Noncompetition” and “— Advisory and Administrative Services Agreements — LNG Strategic Consulting and Advisory Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.” The omnibus agreement also permits us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of our general partner’s board of directors, in its sole discretion, and relating to LNG projects provided to us by Teekay Shipping Corporation. Any such fee would be intended to reward Teekay Shipping Corporation for obtaining, and to further motivate it in pursuing additional, LNG projects. Teekay Shipping Corporation, in turn, may pay incentive fees to Teekay LNG Projects Ltd. for LNG projects awarded to it as a result of the efforts of Teekay LNG Projects Ltd.
      Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation. Our general partner seeks to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.
Directors, Executive Officers and Key Employees
      The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o TK House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. The business address of each of our key employees of Teekay Spain is Musgo Street 5 — 28023, Madrid, Spain.

Name	Age	Position

C. Sean Day	56	Chairman
Bjorn Moller	48	Vice Chairman and Director
Peter Evensen	47	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	66	Director*†
Ida Jane Hinkley	55	Director*
Ihab J.M. Massoud	37	Director†
George Watson	58	Director*†
Bruce C. Bell	58	Secretary
Andres Luna	49	Managing Director, Teekay Spain
Pedro Solana	49	Director, Finance and Accounting, Teekay Spain

*	Member of Audit Committee and Conflicts Committee.

†	Member of Corporate Governance Committee.
      Certain biographical information about each of these individuals is set forth below.
      C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Shipping Corporation’s board of directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation.
      Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer and a director of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping

Corporation for more than 20 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities.
      Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Shipping Corporation in February 2004. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
      Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer.
      Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Shipping Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997.
      Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998, he has been President of The Compass Group International LLC, a private equity investment firm based in Westport, Connecticut and an affiliate of Teekay Shipping Corporation. From 1995 to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc. as a Vice President. From 1993 to 1995, Mr. Massoud was a Vice President of Colony Capital, Inc., a Los Angeles-based private equity firm specializing in acquiring distressed real estate and corporate assets.
      George Watson has served as a Director of Teekay GP L.L.C. since January 2005. Since July 2002, he has served as Chief Executive Officer of CriticalControl Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.
      Bruce C. Bell has served as the Secretary of Teekay GP L.L.C. since it was formed in November 2004. Since March 1994, Mr. Bell has been employed as the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company and in August 2005 he was appointed Chairman. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as the Corporate Secretary of Teekay Shipping Corporation. Mr. Bell is also a director of Teekay Shipping Corporation.
      Andres Luna has served as the Managing Director of Teekay Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July

2000 until its acquisition by Teekay Shipping Corporation in April 2004, when it was renamed Teekay Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.
      Pedro Solana has served as the Director, Finance and Accounting of Teekay Spain since August 2004. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Shipping Corporation. Mr. Solana’s responsibilities with Teekay Spain have included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.
Officers of Teekay LNG Projects Ltd.
      The following table provides information about the officers of Teekay LNG Projects Ltd., which is a wholly owned subsidiary of Teekay Shipping Corporation. As described above, Teekay LNG Projects Ltd. provides certain LNG strategic consulting and advisory services to Teekay Spain and certain of our other operating subsidiaries pursuant to services agreements and pursues LNG projects on behalf of Teekay Shipping Corporation, which are offered to us pursuant to the omnibus agreement.

Name	Age	Position

David Glendinning	51	President
Kenneth Hvid	37	Senior Vice President
Roy E. Spires	59	Vice President, Finance
      David Glendinning has served as the President of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Glendinning is also the President of Teekay Shipping Corporation’s Teekay Gas and Offshore division, and has held this position since November 2003. Since joining Teekay Shipping Corporation, Mr. Glendinning has worked in a number of other senior positions with Teekay Shipping Corporation, including Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. Prior to joining Teekay Shipping Corporation, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.
      Kenneth Hvid has served as Senior Vice President for Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Hvid is also Senior Vice President, Gas Services of Teekay Shipping Corporation, a position he has held since January 2004. Mr. Hvid joined Teekay Shipping Corporation in October 2000, and was responsible for its purchasing activities as Director, Procurement until he was promoted to his current position. Prior to joining Teekay Shipping Corporation, Mr. Hvid worked for 12 years for A.P. Moller in various functions in Copenhagen, San Francisco and Hong Kong.
      Roy E. Spires has served as Vice President, Finance of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Spires has served as Teekay Shipping Corporation’s Vice President, Finance from February 2004 until the closing of this offering. He also served as Teekay Shipping Corporation’s Director of Finance from November 1999 until February 2004. Prior to joining Teekay Shipping Corporation, Mr. Spires spent seven years with a publicly traded Canadian corporation, where his positions included Treasurer and Corporate Secretary. His experience includes over 17 years of management positions in commercial and corporate banking.
Reimbursement of Expenses of Our General Partner
      Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation
      We and our general partner were formed in November 2004. Our general partner neither paid any compensation to its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our initial public offering. Because the Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Shipping Corporation, and we reimburse Teekay Shipping Corporation for time he spends on partnership matters. Our general partner compensates Bruce Bell for time he spends on partnership matters and may grant Mr. Bell awards under the long-term incentive plan described below. The corporate governance committee of the board of directors of our general partner establishes the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.
Compensation of Directors
      Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors receive a director fee of $30,000 per year and 700 common units subject to vesting over a three-year period. Members of the audit and conflicts committees each receive a committee fee of $5,000 per year, and the chair of the audit committee receives an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
2005 Long-Term Incentive Plan
      Our general partner has adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards.
      Administration. The plan is administered by the corporate governance committee of the board of directors of our general partner. To the extent permitted by law, the corporate governance committee may delegate any or all of its powers and duties under the plan to the chief executive officer of our general partner, subject to any limitations imposed by the corporate governance committee and certain other limitations imposed by the plan. The corporate governance committee has the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of common units to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.
      Number of Common Units. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of common units available for delivery pursuant to awards granted under the plan is 1,000,000. There is no limit on the number of awards that may be granted and paid in cash. If any award is forfeited or otherwise terminates or is cancelled without delivery of common units, those units will again by available for grant under the plan. Common units delivered under the plan will consist of units acquired by our general partner on the open market, from us or from any other person or entity.

      Restricted Units and Phantom Units. A restricted unit is a common unit subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the corporate governance committee, cash equivalent to the value of a common unit. The corporate governance committee may determine to make grants under the plan of restricted units and phantom units to plan participants containing such terms as the corporate governance committee may determine. The corporate governance committee determines the period over which restricted units and phantom units granted to plan participants will vest. The committee may base its determination upon the achievement of specified performance goals. The corporate governance committee, in its discretion, may provide tandem vesting with respect to distributions on restricted units and may grant tandem distribution equivalent rights with respect to phantom units.
      Unit Options and Unit Appreciation Rights. The plan permits the grant of options covering common units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the base price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the corporate governance committee in its discretion. The corporate governance committee is able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the committee may determine. Unit options and unit appreciation rights may have an exercise price or base price that is no less than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the corporate governance committee.
      Other Unit or Cash-Based Awards. Subject to the terms of the plan and such other terms and conditions as the corporate governance committee deems appropriate, the corporate governance committee may grant other incentives payable in cash or in common units under the plan.
      Vesting, Exercisability and Payment of Options. Unless otherwise provided in the instrument evidencing an option, (a) in the event of a participant’s termination of service for any reason other than cause, death, disability or retirement, the participant may exercise any vested options for a period of three months from the date of such termination, (b) in the event of a participant’s termination of service due to retirement or disability, the participant may exercise any vested options for a period of five years from the date of such termination and (c) in the event of a participant’s termination of service due to death, the participant’s beneficiary may exercise any vested options for a period of two years from the date of such termination. In the event a participant dies after termination of service but while the option is otherwise exercisable, the participant’s beneficiary may exercise vested stock options for a period of two years from the date of death, unless the corporate governance committee determines otherwise. If a participant is terminated for cause, his or her option will automatically expire, unless the corporate governance committee determines otherwise. In no event may an option be exercised after the expiration of the term provided in the instrument evidencing the option.
      Change of Control. Unless otherwise provided in the instrument evidencing the award, in the event of a change of control of Teekay LNG Partners L.P., our general partner or Teekay Shipping Corporation, all outstanding awards will become fully and immediately exercisable and all applicable deferral and restriction limitations will lapse, unless the awards are converted, assumed or replaced by the successor company. Notwithstanding the foregoing, with respect to options and unit appreciation rights, the corporate governance committee may instead provide for the cash-out of such awards in connection with the change of control transaction. Also notwithstanding the foregoing, if so determined by the corporate governance committee, during the 60-day period from and after the change of control transaction, a participant holding an option or unit appreciation right will have the right to elect to surrender all or part of the option or unit appreciation right in exchange for a cash payment. If following a change of control transaction, a participant’s service is terminated for cause or good reason within 24 months of the transaction, any awards held by that participant that remain unvested will become fully and immediately exercisable, all applicable deferral and restriction limitations will lapse and an award that is an option or unit appreciation right will remain exercisable until the later of five years after the date of termination and the date the award would have expired by its terms if the participant’s service had not terminated.
      Term, Termination and Amendment of Plan. Our general partner’s board of directors, or its corporate governance committee, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Our general partner’s board of directors, or its corporate governance committee, also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of common units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth the beneficial ownership of units of Teekay LNG Partners L.P. that, as of November 1, 2005, is held by beneficial owners of 5% or more of the units and by all directors and executive officers of our general partner and by our key employees, as a group. This table is based on information supplied by directors, executive officers and key employees and any Schedules 13D or 13G filed with the Securities and Exchange Commission, and does not give effect to this offering or related transactions.

Percentage of
		Percentage of		Percentage of	Total Common
		Common	Subordinated	Subordinated	and Subordinated
	Common	Units	Units	Units	Units
	Units Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Teekay Shipping Corporation (1)	8,734,572	55.9%	14,734,572	100%	77.3%
All executive officers, key employees and directors as a group (10 persons)(2)(3)	506,372	3.3%	—	—	1.7%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2)	Excludes units owned by Teekay Shipping Corporation, on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Shipping Corporation’s President and Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer, Chief Financial Officer and director, is Teekay Shipping Corporation’s Executive Vice President and Chief Financial Officer. Mr. Day also serves as a director and as the Chairman of Teekay Shipping Corporation’s largest stockholder.

(3)	Subject to Note 2 above, each of these individuals beneficially owns less than one percent of our outstanding common units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      After this offering, Teekay Shipping Corporation, the owner of our general partner, will own 8,734,572 common units and 14,734,572 subordinated units, representing a 66.9% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us.
Distributions and Payments to the General Partner and Its Affiliates
      Our general partner does not receive a management fee or other compensation for the management of our partnership. Our general partner and its other affiliates are entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and certain of our operating subsidiaries pay fees to certain subsidiaries of Teekay Shipping Corporation for strategic consulting, advisory, ship management, technical and administrative services. We may also pay Teekay Shipping Corporation “incentive fees” to reward and motivate it for pursuing LNG projects that we may have the right to engage in pursuant to the omnibus agreement with Teekay Shipping Corporation. Our general partner determines the amount of these reimbursable expenses and negotiates these fees.
Omnibus Agreement
      We have entered into an omnibus agreement with Teekay Shipping Corporation, our general partner, and our operating company, Teekay LNG Operating L.L.C. The following discussion describes provisions of the omnibus agreement.

Noncompetition
      Under the omnibus agreement, Teekay Shipping Corporation has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) from:

•	acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation; however, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

•	owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use;

•	owning, operating or chartering LNG carriers subject to the offers to us described in the preceding two paragraphs pending our determination whether to accept such offers and pending the closing of any offers we accept;

•	acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	owning or operating any of the three RasGas II LNG newbuilding carriers and related time charters if we fail to perform our obligation to purchase such vessels under our agreement with Teekay Shipping Corporation (please read “— Agreement to Purchase RasGas II Interest”);

•	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; or

•	providing ship management services relating to LNG carriers.
      If Teekay Shipping Corporation or any of its controlled affiliates (other than us or our subsidiaries) owns, operates or charters LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.
      The omnibus agreement also permits us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of the board of directors of our general partner, in its sole discretion and relating to LNG projects provided to us by Teekay Shipping Corporation. Although the timing and amount of and criteria for any such discretionary incentive fees are not set forth in the omnibus agreement, any such fee would be intended to reward Teekay Shipping Corporation for obtaining, and to further motivate it in pursuing additional, LNG projects.
      In addition, under the omnibus agreement we have agreed, and have caused our subsidiaries to agree, not to own, operate or charter crude oil tankers. This restriction does not:

(1)	apply to any oil tankers owned, operated or chartered by us or any of our subsidiaries as of the closing of this offering (including the three Suezmax tankers to be acquired by us from Teekay Shipping Corporation upon the closing of this offering), and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers (or Replacement Oil Tankers) in connection with:

•	the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our general partner within 90 days after the occurrence of the damage; or the tanker’s condemnation, confiscation, requisition or a similar taking of title to or use of it that continues for at least six months; or

•	the replacement of a time charter existing on the closing of this offering, where the tanker that was subject to the charter has been sold or transferred due to the exercise by the customer of its right under the charter to cause the sale or transfer;

(2)	prevent us or any of our subsidiaries from:

•	acquiring oil tankers and any related time charters as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and any related charters, as determined by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell the oil tankers and time charters to Teekay Shipping Corporation for fair market value plus any additional tax or other similar costs to us that would be required to transfer the oil tankers and time charters to Teekay Shipping Corporation separately from the acquired business;

•	owning, operating or chartering crude oil tankers subject to the offer to Teekay Shipping Corporation described in the preceding paragraph pending its determination whether to accept such offer and pending the closing of any offer it accepts;

•	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates crude oil tankers; or

•	acquiring, operating or chartering oil tankers if Teekay Shipping Corporation has previously advised our general partner that it has elected not to acquire or operate those tankers.
      If we or any of our subsidiaries owns, operates or charters oil tankers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.
      If Teekay Shipping Corporation or its affiliates no longer control our general partner or there is a change of control of Teekay Shipping Corporation, our general partner or Teekay Shipping Corporation, respectively, may terminate the noncompetition provisions of the omnibus agreement.

Rights of First Offer on Suezmax Tankers and LNG Carriers
      Under the omnibus agreement, we and our subsidiaries will grant to Teekay Shipping Corporation a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers or (b) re-chartering of any of our Suezmax tankers pursuant to a time charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, Teekay Shipping Corporation has agreed (and has caused its subsidiaries to agree) to grant a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to (a) a sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) the re-chartering of any Replacement Oil Tanker to another charter party that is not an affiliate of the existing charter party.
      Prior to engaging in any negotiation regarding any vessel disposition or re-chartering with a non-affiliated third-party, the applicable party will deliver a written notice setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Teekay Shipping Corporation to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Teekay Shipping Corporation, as the case may be, will be able within the next 180 days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Teekay Shipping Corporation, as the case may be, than those offered pursuant to the written notice.
      If Teekay Shipping Corporation or its affiliates no longer control our general partner or there is a change of control of Teekay Shipping Corporation, our general partner or Teekay Shipping Corporation, respectively, may terminate these rights of first offer provisions of the omnibus agreement.

Indemnification
      Under the omnibus agreement, Teekay Shipping Corporation will indemnify us until May 10, 2010, against certain environmental and toxic tort liabilities to the extent arising prior to May 10, 2005, the closing date of our initial public offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $10.0 million on the amount of indemnity coverage provided by Teekay Shipping Corporation for these environmental and toxic tort liabilities.
      Teekay Shipping Corporation will also indemnify us for liabilities related to:

•	certain defects in title to the assets contributed to us and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to conduct our business, which liabilities arise within two years after the closing of this offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments
      The omnibus agreement may not be amended without the prior approval of the conflicts committee of the board of directors of our general partner if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.
Advisory and Administrative Services Agreements

Administrative Services Agreement Between Us and Teekay Shipping Limited
      We have entered into a services agreement with Teekay Shipping Limited, a Bahamian corporation and wholly owned subsidiary of Teekay Shipping Corporation, pursuant to which Teekay Shipping Limited provides certain non-strategic administrative services to us, unless the provision of those services by Teekay Shipping Limited would materially interfere with Teekay Shipping Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our general partner. Teekay Shipping Limited provides these services to us directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We pay a reasonable, arm’s-length fee to Teekay Shipping Limited for such services that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. We will indemnify Teekay Shipping Limited for losses it incurs in connection with providing the services, excluding losses caused by the gross negligence or willful misconduct of Teekay Shipping Limited or its employees or agents. The services include:

•	legal, investor relations and financial compliance services;

•	bookkeeping and accounting services; and

•	banking and finance services.

Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited
      Our operating subsidiary Teekay Spain has entered into an Advisory, Technical and Administrative Services Agreement with Teekay Shipping Limited, pursuant to which Teekay Shipping Limited provides advisory, technical and administrative services that supplement the existing capabilities of Teekay Spain’s employees. These services are to be provided in a commercially reasonably manner and upon the reasonable request of Teekay Spain. Teekay Shipping Limited provides these services directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. Teekay Spain pays a reasonable, arm’s-length fee to Teekay Shipping Limited that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services, which include services such as:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.
      We anticipate that similar contracts will be entered into with Teekay Shipping Limited as we establish other operating subsidiaries as part of our business, including the entities that will operate the RasGas II vessels described below under “— Agreement to Purchase RasGas II Interest.”

LNG Strategic Consulting and Advisory Services Agreement Between Certain of Our Operating Subsidiaries and Teekay LNG Projects Ltd.
      Our operating subsidiary Teekay Spain has entered into a services agreement with Teekay LNG Projects Ltd., a Canadian corporation and wholly owned subsidiary of Teekay Shipping Corporation, pursuant to which Teekay LNG Projects Ltd. provides to Teekay Spain strategic consulting and advisory services relating to our LNG business, unless the provision of those services by Teekay LNG Projects Ltd. would materially interfere with Teekay Shipping Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of Teekay Spain. Information about the officers of Teekay LNG Projects Ltd. who provide services to Teekay Spain is included above under “Management — Officers of Teekay LNG Projects Ltd.” Teekay Spain pays a reasonable, arm’s-length fee for these services that includes reimbursement of the reasonable cost to Teekay LNG Projects Ltd. of any direct and indirect expenses it incurs in providing the services. Services that Teekay LNG Projects Ltd. provide include advice and assistance regarding:

•	strategic planning;

•	business development opportunities;

•	integration of any acquired businesses;

•	client relations; and

•	any other matters relating to the business of Teekay Spain’s LNG business that Teekay Spain may request assistance with, to the extent Teekay LNG Projects Ltd. has knowledge or experience related to such matters.
      We anticipate that as we establish certain other LNG operating subsidiaries as part of our business they will seek to enter into similar agreements with Teekay LNG Projects Ltd.
Agreement to Purchase Suezmax Tankers and Time Charters
      We have entered into an agreement with Teekay Shipping Corporation to purchase, upon the closing of this offering and for an aggregate price of $180 million:

•	its 100% ownership interests in three ship-owning subsidiaries; and

•	an aggregate of $137.5 million of demand notes receivable that will be owing from these subsidiaries to Teekay Shipping Corporation. After the acquisition, the notes receivable will be intercompany receivables owing from the subsidiaries to us and will be eliminated in our consolidated results.
We will pay the purchase price with the net proceeds of this offering and borrowings from our existing $100 million credit facility, cash balances or a combination of both.
      The ship-owning subsidiaries own three double-hulled Suezmax tankers (the African Spirit, the Asian Spirit and the European Spirit) and the related long-term, fixed-rate time charters with ConocoPhillips Shipping L.L.C., a wholly owned subsidiary of ConocoPhillips. The vessels have an average age of two years and the time charters have an average remaining scheduled term of approximately 10 years, with options, exercisable by the customer, to extend up to an additional six years. The time charters are subject to termination and vessel sale and purchase rights. Please read “Business — Crude Oil Time Charters — Rights to Terminate Charters or Cause Sale of Vessel.” If ConocoPhillips declines to exercise this option, we have granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips. While the vessels are under charter to ConocoPhillips, Teekay Shipping Corporation will manage their operation pursuant to existing ship management agreements.
      The notes receivable we will acquire from Teekay Shipping Corporation will evidence loans made by it to the ship-owning subsidiaries prior to this offering to permit them to pay existing indebtedness secured by mortgages on the three vessels. This will allow the vessels to be transferred to us unencumbered. The notes receivable will bear interest at 7.065% annually.
      Following the closing of this offering, we anticipate entering into a $137.5 million credit facility, which will be modified from an existing facility of Teekay Shipping Corporation relating to the three Suezmax tankers we will acquire upon the closing of this offering. Our obligations under the credit facility will be secured by, among other things, mortgages on the three Suezmax tankers we will acquire and the related time charters. Upon our entering into the new facility, we will reimburse Teekay Shipping Corporation approximately $627,000 for its unamortized loan costs under the existing facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.”
Joint Venture with an Entity Controlled by Mr. Fernando Tapias
      Teekay Shipping Corporation and F. Tapias Grupo de Sociedades e Inversiones, S.L. (or Tapias Grupo), an entity controlled by Fernando Tapias, the former controlling shareholder of Tapias, formed a joint venture (or the Teekay Joint Venture) when Teekay Shipping Corporation acquired Tapias in April 2004. The primary purpose of the joint venture is to provide marine transportation of oil and gas. As part of the joint venture, each partner has agreed that it will give the joint venture the first opportunity to pursue any new oil or gas marine transportation opportunities that become available to such partner and relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. If the joint venture’s board of directors — which is composed of an equal number of designees of each partner — determines not to pursue such an opportunity, then the partner proposing the opportunity may pursue it independently of the joint venture. Prior to Teekay’s acquisition of Tapias, Mr. Tapias had been involved in the energy marine transportation industry through Spanish companies since 1991, and he has established many relationships in that market.
      The Teekay Joint Venture provides that Teekay Shipping Corporation may offer to us its interest in any LNG marine transportation opportunity the joint venture elects to pursue. In that case, we will enter into a joint venture agreement with Tapias Grupo in respect of the LNG opportunity, which agreement will be based on the existing Teekay Joint Venture agreement, with appropriate modifications. Pursuant to the omnibus agreement referred to above, Teekay Shipping Corporation will offer these opportunities to us, subject to the exceptions set forth in the omnibus agreement.
      Teekay Spain will operate any LNG carriers acquired by the joint venture between Tapias Grupo and us. We and Tapias Grupo will share profits and losses of the joint venture in proportion to the partners’ relative capital contributions. Each partner will have equal voting power. The joint venture agreement provides for a right of first refusal to the partners if either partner seeks to transfer its joint venture interest. If one of the partners materially breaches the joint venture agreement and fails to cure the breach, the other partner may purchase the breaching partner’s joint venture interest at a 20% discount.
Granada Spirit Charter and Purchase Agreement
      The Granada Spirit is a single-hulled tanker that was built in 1990 and acquired by Tapias. The Granada Spirit operated in the spot market. In the fourth quarter of 2004, the vessel was transferred to another subsidiary of Teekay Shipping Corporation not organized in Spain in connection with a significant drydocking and re-flagging the vessel.
      At the closing of our initial public offering, Teekay Shipping Corporation contributed to us the Granada Spirit to provide interim cash flows to us until delivery of our Suezmax newbuilding, the Toledo Spirit, and entered into a short-term, fixed-rate time charter to increase the predictability and stability of that cash flow compared to the Granada Spirit’s prior operation in the spot market. On May 26, 2005 and pursuant to the terms of the time charter contract, Teekay Shipping Corporation terminated the charter and purchased the Granada Spirit from us for $20.6 million. We agreed to sell the Granada Spirit to Teekay Shipping Corporation because it is not a double-hulled vessel subject to a long-term time charter, as are the other vessels in our fleet, and because its useful life as a single-hulled tanker is substantially diminished by IMO requirements that will require its phase-out.
Agreement to Purchase RasGas II Interest
      We have entered into a purchase agreement with Teekay Shipping Corporation pursuant to which it has agreed to sell to us its 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat Corporation (or Teekay Nakilat), which in turn owns three subsidiaries, each of which has contracted to have built one of the RasGas II LNG newbuildings. Qatar Gas Transport Company Ltd. (Nakilat) owns the remaining 30% of Teekay Nakilat. The three LNG newbuilding carriers are subject to 20-year, fixed-rate time charters to RasGas II, which time charters will commence upon commercial operation of the vessels, scheduled for various times during the fourth quarter of 2006 and the first half of 2007. We will purchase Teekay Shipping Corporation’s interest in Teekay Nakilat Holdings at approximately the time of the delivery of the first newbuilding. This “warehousing” arrangement with Teekay Shipping Corporation allows us to defer our need to finance these vessels until closer to the time they commence operations, which will reduce our need to finance construction installment payments.
      Our aggregate purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat will reimburse Teekay Shipping Corporation for its costs related to the construction and delivery of the three RasGas II vessels and compensate it for its cost of capital on construction payments made to the shipyard, and will include our assumption via Teekay Nakilat of 70% of the indebtedness financing the vessels and the remaining construction installment payments for the remaining two vessels.
      Teekay Shipping Corporation will provide all capital required to finance the construction of the three RasGas II vessels until our purchase of Teekay Nakilat Holdings. The total price payable to the shipyard for each vessel is approximately $171.5 million, payable in five equal installments of approximately $34.3 million each. Teekay Shipping Corporation has paid the first three installments on one vessel and the first two installments on two vessels. Remaining installments are due at varying times for each vessel from December 2005 until April 2007. To compensate Teekay Shipping Corporation for its cost of capital in making these installment payments, interest will accrue and be capitalized at the rate of 8.5%, compounded annually from the date of each installment payment until we pay Teekay Shipping Corporation the purchase price. Based on an estimated purchase date on the scheduled delivery date of the first newbuilding in the fourth quarter of 2006 and adjusted for payments by Qatar Gas Transport Company, we estimate that the aggregate amount of these capitalized financing costs will be approximately $46 million.
      Costs for which we will reimburse Teekay Shipping Corporation, or pay directly after purchasing Teekay Nakilat Holdings, include 70% of the following:

•	Depot Spares. Teekay Nakilat will purchase spare parts for the LNG carriers during their construction periods. These “depot spares” are critical replacement parts that are purchased in advance of being required due to long order lead times to procure these parts at a later stage. Purchasing the spares in advance avoids or minimizes any vessel downtime if these parts are required with little notice. Depot spare costs are estimated to be $2.2 million per vessel.

•	Provisions for Modifications. These costs relate to potential vessel modifications that the customer may request during the vessel construction period, which Teekay Nakilat initially will fund. The estimated cost is $2.5 million per vessel.

•	Supervision and Management. These costs cover Teekay Nakilat’s expense in supervising construction of the vessels at the shipyard. Estimated costs are approximately $1.3 million per vessel.

•	Other Costs. These costs represent other significant costs incurred by Teekay Nakilat such as vessel start-up costs, crew training, crew supplies and flag registration. The total of these other costs is estimated to be $2.6 million per vessel.

•	Financing Costs. Teekay Shipping Corporation has arranged for long-term financing for the three RasGas II vessels, which are obligations of the ship owning subsidiaries of Teekay Nakilat, and currently are guaranteed by Teekay Shipping Corporation. To the extent Teekay Shipping Corporation or Teekay Nakilat pays the closing costs relating to this financing, we will reimburse 70% of those costs. Closing costs for this financing are estimated to be $2.0 million per vessel.
      Our 70% responsibility for the total cost for the three vessels, including shipyard payments, the capitalized financing cost and the other costs described above, is estimated to be approximately $420.5 million. Long-term vessel financing will cover approximately $327.7 million of this amount. We will be required to fund the remaining approximately $92.8 million of the purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance these vessels. We estimate that these lease arrangements would increase our financial returns from the RasGas II project by reducing our equity contribution required for the vessels by approximately $40 million from the current estimate of $92.8 million, while only reducing the annual EBITDA attributable to the project by approximately 3%. Teekay Shipping Corporation may be unable to complete these lease arrangements. For additional information about these potential U.K. leases, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements — U.K. Lease Arrangements.”
      An initial installment equal to 90% of the estimated purchase price will be payable upon delivery of the first vessel, with the balance due within 90 days of delivery of the third vessel. Payments will be made in either cash or our common units, at Teekay Shipping Corporation’s election made at least 90 days prior to payment thereof, or such other consideration as agreed between Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors. Payments in our common units will be valued at their average closing price during the 10-trading day period immediately preceding the payment or, if lower, their price per share to the public in any offering undertaken by us to partially finance our purchase.
Agreement Relating to Toledo Spirit
      Our Suezmax tanker the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time charter that has a component to increase or decrease the fixed rate established in the charter, depending upon the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. To increase the consistency of our revenue stream from this charter, we entered into an agreement with Teekay Shipping Corporation that effectively eliminates the effects of this variable component of the charter arrangement. Pursuant to the agreement, (a) Teekay Shipping Corporation pays, or reimburses us for, amounts payable to the charter party as a result of spot rates being below the fixed rate and (b) we pay, or cause payment to be made to, Teekay Shipping Corporation for amounts payable to us as a result of spot rates being in excess of the fixed rate.
Sale of Suezmax Newbuilding
      In March 2005, we completed a sale of a Suezmax newbuilding to Teekay Shipping Corporation for $70.0 million, what we believe was the tanker’s approximate fair market value. We paid $48.6 million for the construction of the tanker, which was delivered in March 2004, and agreed to the sale in October 2004.
Directors and Officers of Our General Partner and Key Employees
      Teekay Shipping Corporation owns and controls our general partner and owns a majority of our outstanding units. The Chairman of our general partner, C. Sean Day, is a director and the Chairman of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation. Mr. Day is also the Chairman of Teekay Shipping Corporation and his consulting company provides services primarily to affiliates of Teekay Shipping Corporation. Our general partner’s Secretary, Bruce C. Bell, is the Managing Director of Oceanic Bank and Trust Limited, to which Teekay Shipping Corporation paid approximately

$0.5 million in 2004 for corporate administration fees and shared office costs. Mr. Bell is also a director of Teekay Shipping Corporation, Teekay Nakilat Corporation and Teekay Shipping Limited. Another director of our general partner, Ihab J.M. Massoud, is President of The Compass Group International LLC, a private equity investment firm affiliated with Teekay Shipping Corporation. Bjorn Moller, the Vice Chairman and a member of our general partner’s board of directors, is the President and Chief Executive Officer and a director of Teekay Shipping Corporation. Peter Evensen, the Chief Executive Officer and Chief Financial Officer and a director of our general partner, is the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation.
      Until November 2004, Andres Luna, the Managing Director of Teekay Spain, was a stockholder of Alta Shipping S.A., a former affiliate of Teekay Spain and currently an affiliate of Teekay Shipping Corporation. In each of 2002, 2003 and 2004, Teekay Spain paid ship brokerage commissions to Alta Shipping S.A. relating to Suezmax tanker time charters in amounts totaling no more than 1.0 million Euros ($1.26 million).

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Shipping Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.
      Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.
      Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner.
      Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but the general partner is not required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
      Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management — Management of Teekay LNG Partners L.P.” for information about the composition and formation of the conflicts committee of the board of directors of our general partner.
      Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.
      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.
      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
      For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Cash Distribution Policy — Subordination Period.”
      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

We do not have any officers and rely solely on officers of Teekay GP L.L.C.
      Affiliates of our general partner, Teekay GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay GP L.L.C. and its affiliates. The officers of Teekay GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay GP L.L.C. and its subsidiaries. None of the officers of our general partner are employees of our general partner. Our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Teekay Shipping Corporation.

We reimburse our general partner and its affiliates for expenses.
      We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner determines the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”

Our general partner limits its liability regarding our obligations.
      Our general partner limits its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.
      Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.
      Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).
      Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.
      Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.
      The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us.
      Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Similarly, under the omnibus agreement, Teekay Shipping Corporation will agree and will cause it affiliates to agree, for so long as Teekay Shipping Corporation controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.
Fiduciary Duties
      Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Marshall Islands Act does not prohibit Marshall Islands partnerships, in their partnership agreements, from restricting or expanding the fiduciary duties owed by the general partner to the limited partners and the partnership.
      Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Shipping Corporation, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence. The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

      In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Marshall Islands Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
      Under the partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
      The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”
Transfer Agent and Registrar

Duties
      The Bank of New York serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
      There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal
      The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
      The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.
      An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.
      A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.
      Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.
      The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”
      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and limited liability company agreements of our subsidiaries are included as exhibits to the registration statement of which this prospectus is a part. We will provide prospective investors with a copy of these agreements upon request at no charge.
      We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interests and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of U.S. federal taxable income and loss, please read “Material U.S. Federal Income Tax Consequences.”
Organization and Duration
      We were organized on November 3, 2004 and have perpetual existence.
Purpose
      Our purpose under the partnership agreement is limited to serving as the sole member of our operating company, Teekay LNG Operating L.L.C., and engaging in any business activities that may be engaged in by our operating company or that are approved by our general partner. The operating agreement of our operating company provides that it may, directly or indirectly, engage in operations as conducted immediately before our initial public offering or any other activity approved by our general partner.
      Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the marine transportation of liquefied natural gas and crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from another unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.
Capital Contributions
      Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights
      The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.
      In voting their common and subordinated units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Action	Unitholder Approval Required

Issuance of additional units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company and other action taken by us as a member of the operating company	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “— Action Relating to the Operating Company.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to March 31, 2015 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Action	Unitholder Approval Required

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2015. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in General Partner.”
Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.
      Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
      Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating company and its subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.
      Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
      The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by the general partner without the approval of the unitholders.
      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting rights to which the common units are not entitled.
      Upon issuance of additional partnership securities other than upon any exercise of the underwriters’ over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General
      Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments
      No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a unit majority.
      The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own 68.3% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that neither we, the operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that the general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that the general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

      In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval
      Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as a corporation for U.S. federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
      In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Company
      Without the approval of the holders or units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of the operating company or taking any action on our behalf permitted to be taken by a limited partner of the operating company in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.
Merger, Sale, or Other Disposition of Assets
      A merger or consolidation of us requires the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.
      If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.
Termination and Dissolution
      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.
      Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) none of our partnership or the operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
      Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of the General Partner
      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests” and “— Transfer of Incentive Distribution Rights.”
      Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. Upon the closing of this offering, Teekay Shipping Corporation will own 68.3% of the outstanding units.
      Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.
      In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
      Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.
      Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in General Partner
      At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights
      Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to March 31, 2015, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after March 31, 2015, the incentive distribution rights will be freely transferable.
Change of Management Provisions
      The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay GP L.L.C. as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner.
      The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Limited Call Right
      If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ notice. The purchase price in this event is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.
      As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”
      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own approximately 44.5% of the common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of our subordinated units into common units, Teekay Shipping Corporation will own approximately 68.3% of the common units. Teekay Shipping Corporation will also acquire additional common units if:

•	our general partner determines to pay a portion of the purchase price for the Suezmax tankers and related assets we will acquire from Teekay Shipping Corporation upon the closing of this offering with our common units; or

•	in connection with the sale to us of its 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuilding carriers, Teekay Shipping Corporation elects to receive common units in satisfaction of the cash portion of the purchase price for that ownership interest.
      Accordingly, after subordinated units are converted to common units, our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its limited call right. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase Suezmax Tankers and Time Charters” and “Agreement to Purchase RasGas II Interest.”
Meetings; Voting
      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of unpermitted citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
      The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
      Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates or a transferee approved by the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
      Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee
      Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.
      An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. The general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings; Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”
Indemnification
      Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

(6) any person designated by our general partner.
      Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.
Books and Reports
      The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder’s U.S. federal and state tax liability and filing obligations, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records
      The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.
      The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
      Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
      After the sale of the common units offered by this prospectus, Teekay Shipping Corporation will hold an aggregate of 8,734,572 common units and 14,734,572 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.
      The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
      Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least two years, would be entitled to sell those common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.
      The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”
      Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.
      Teekay Shipping Corporation and the directors and executive officers of our general partner and those of Teekay Shipping Corporation have agreed, without the prior written consent of Citigroup, not to sell any common units for a period of 90 days from the date of this prospectus, subject to certain exceptions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
      This section is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.
      The following discussion does not comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds) and real estate investment trusts (or REITs). Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Perkins Coie LLP and are based on the accuracy of the representations made by us to Perkins Coie LLP for purposes of their opinion.
      Except as described below under “— Classification as a Partnership,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this nature with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Consequences of Unit Ownership — Section 754 Election”); and (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”). Perkins Coie LLP has not rendered an opinion on any state, local or non-U.S. tax matters.
Classification as a Partnership
      For purposes of U.S. federal income taxes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his

U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner’s adjusted tax basis in his partnership interest.
      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We recently received a ruling from the IRS that we requested in connection with our initial public offering to the effect that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP whether the income is qualifying income.
      We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. There are a number of factors that could cause the percentage of our income that is qualifying income to vary. For example, we have not received an IRS ruling or an opinion of counsel that any income or gain we recognize from foreign currency transactions or from interest rate swaps is qualifying income. Under some circumstances, such as a significant increase in interest rates, the percentage of such income or gain in relation to our total gross income could be substantial. However, we do not expect income or gains from foreign currency transactions or interest rate swaps to constitute a significant percentage of our current or future gross income for U.S. federal income tax purposes.
      Perkins Coie LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we will be classified as a partnership for U.S. federal income tax purposes.
      In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Perkins Coie LLP has relied are:

•	We have not elected and will not elect to be treated as a corporation, and each of our direct or indirect wholly-owned subsidiaries has properly elected to be disregarded as an entity separate from us, for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

      The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “— Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.
Status as a Partner
      The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. Also:

•	assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.
      Because there is no direct authority addressing the status of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Perkins Coie LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units, unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
      Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “— Consequences of Unit Ownership — Treatment of Short Sales.”
      In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described here are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.
Consequences of Unit Ownership
      Flow-through of Taxable Income. Each unitholder is required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.
      Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

      Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2008, will be allocated an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units, on the assumption that subsequent issuances of units, if any, during the period ending December 31, 2008 will be at a price that is not materially greater than the price to public in this offering, and on other assumptions with respect to capital expenditures, foreign currency translation income, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that the actual percentage of distributions that will constitute taxable income will not differ materially from our estimate. Factors that would tend to increase the ratio of allocable income to cash distributions include using cash flow from operations or the issuance of additional units to repay debt, increase cash reserves or working capital or to pay maintenance capital expenditures and issuing a material number of additional units after this offering at a price materially greater than the price to public in this offering. If the ratio of allocable taxable income to cash distributions were materially greater than our estimate, the value of the common units could be materially adversely affected.
      Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which generally are corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
      Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
      Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
      Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to this offering, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
      Perkins Coie LLP is of the opinion that, with the exception of the issues described in “— Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.
      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.
      Perkins Coie LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”
      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, deduction or credit for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
      Tax Rates. The highest statutory rate of U.S. federal income tax for individuals currently is 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual currently is 15% if the asset disposed of was held for more than one year at the time of disposition.

      Section 754 Election. Under current law, we may, and intend to, make an election under Section 754 of the Internal Revenue Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.
      In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.
      A Section 743(b) adjustment is advantageous if the purchaser’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the adjustment, the purchaser would have, among other items, a greater amount of depreciation and amortization deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 743(b) adjustment is disadvantageous if the purchaser’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the purchase. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 743(b) adjustment.
      The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Internal Revenue Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”
      Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and the existing limited partners. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”
      The costs incurred in selling our units (or syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as syndication expenses. The underwriting discounts and commissions we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
      Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15%.
      A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
      Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer.
      The use of this method for allocating income and deductions among unitholders may not be permitted under existing Treasury Regulations. Accordingly, Perkins Coie LLP is unable to opine on its validity. If this method were disallowed or applied only to transfers of less than all of the unitholder’s interest, our taxable income or losses may be reallocated among the unitholders. We are authorized to revise our method of allocation to conform to a method permitted under any future Treasury Regulations or administrative guidance.
      A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.
      Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.
      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.
Foreign Tax Credit Considerations
      Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us (please read “Business — Taxation of the Partnership”). Income allocated to unitholders likely will constitute foreign source income falling in the residual foreign tax credit category (or general basket) for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.
Tax-Exempt Organizations and Non-U.S. Investors
      Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income to them subject to U.S. federal income tax.
      A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.
      We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as

U.S. effectively connected income unless we have a fixed place of business in the United States involved in the earning of that transportation income and certain other requirements are satisfied. While we do not expect to have a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.
      A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Internal Revenue Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Internal Revenue Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “— Possible Classification as a Corporation — The Section 883 Exemption”).
      Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state and local tax consequences of an investment in units and any filing requirements related thereto.
Functional Currency
      We are required to determine our functional currency for U.S. federal income tax purposes and report our affairs in this functional currency to our unitholders. In addition, we are required to determine whether any of our operations constitutes a separate qualified business unit (or QBU) for U.S. federal income tax purposes and, if so, whether the functional currency of any QBU differs from our functional currency. Any transactions conducted by us or a QBU other than in a functional currency may give rise to foreign currency exchange gain or loss. Further, if we are or a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation income or loss upon the sale of units or upon distributions of money or property by us or a QBU.
      For purposes of the foreign currency rules described immediately above, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. In addition, a partnership is a QBU of a partner. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency.
      We believe that our functional currency is the U.S. dollar, but that certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar. In such case, a unitholder generally will be required to recognize a certain amount of foreign currency translation income or loss upon the sale of units or upon our receipt of distributions of money or property from a QBU. Foreign currency translation income or loss will be treated as ordinary income or loss. Under proposed regulations (or the Section 987 Proposed Regulations), the amount of translation income or loss recognized will reflect the appreciation or depreciation in the functional currency value of capital invested in and profits retained by the QBU between the time the unitholder purchased his units and the time we receive distributions from such QBU, the unitholder receives distributions from us or the unitholder sells his units.
      Based upon our current projections of the capital invested in and profits of our non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency translation income or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation income presently are not entirely clear as the Section 987 Proposed Regulations are not currently effective and the Treasury Department has recently indicated that it intends to review and possibly replace the Section 987 Proposed Regulations. Please consult your own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation income or loss under your own circumstances.
      In addition to a unitholder’s recognition of foreign currency translation income or loss, we will engage in certain transactions denominated in the Euro, and consequently, we expect to recognize a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor Perkins Coie LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
      We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.
      For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.
      The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters

Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
      Special Reporting Requirements for Owners of Non-U.S. Partnerships. A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.
      In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.
      Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
      (1) for which there is, or was, “substantial authority”; or
      (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.
Possible Classification as a Corporation
      If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.
      If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Please read “— Consequences of Unit Ownership — Section 754 Election.”

Taxation of Operating Income
      In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax
      We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

Net Income Tax and Branch Tax Regime
      We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as effectively connected with the conduct of a trade or business in the United States. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.
      Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Internal Revenue Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The Section 883 Exemption
      In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Internal Revenue Code and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).
      A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests described below: (1) the more than 50% ownership test (or the Ownership Test); (2) the “Publicly Traded Test”; or (3) the controlled foreign corporation test (or the CFC Test) — and certain substantiation, reporting and other requirements are met.
      In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements. For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.
      In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.
      The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the U.S. or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.
      The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation for U.S. federal income tax purposes and an income inclusion test is met (for the definition of “controlled foreign corporation” please read the discussion below under “— Consequences of Possible Controlled Foreign Corporation Classification”).
      We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test or we satisfy either the CFC Test or the Publicly Traded Test. We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read below under “— Consequences of Possible Controlled Foreign Corporation Classification”), and while not completely clear, we may not meet the Publicly Traded Test due to Teekay Shipping Corporation’s substantial indirect ownership of us. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon the ownership immediately after the offering of more than 50% of the value of us by Teekay Shipping Corporation.
      Based on information provided by Teekay Shipping Corporation, Teekay Shipping Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. As long as Teekay Shipping Corporation owns more than 50% of the value of us and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Shipping Corporation provides properly completed ownership statements to us as required under the Final Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Shipping Corporation would be willing to provide us with such ownership statements as long as it is a qualifying shareholder. There is no assurance that Teekay Shipping Corporation will continue to satisfy the requirements for being a qualified shareholder of us (i.e., it will meet the Publicly Traded Test) or that it alone will own more than 50% of the value of our units. At some time in the future, it may become necessary for us to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. If we cannot obtain these statements from unitholders holding, in the aggregate, more than 50% of the value of our units, under the Final Section 883 Regulations, we would not be eligible to claim the Section 883 Exemption, and, therefore, we would be required to pay a 4% tax on the gross amount of our U.S. Source International Shipping Income, thereby reducing the amount of cash available for distribution to unitholders.
      The determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation’s ownership of us, whether Teekay Shipping Corporation’s stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source

International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of Possible PFIC Classification
      A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).
      Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. There are, however, legal uncertainties involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. We are not relying on an opinion of counsel on this issue. Therefore, there is a meaningful risk that the IRS would consider us to be a PFIC, and no assurance can be given that we would not become a PFIC in the future, in the event we were treated as a corporation for U.S. federal income tax purposes.
      If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.
      Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
      Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification
      If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote (each, a U.S. Shareholder), we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. U.S. Shareholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we do not believe we will be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a U.S. Shareholder in the event we were a CFC in the future.

NON-UNITED STATES TAX CONSEQUENCES
Marshall Islands Tax Consequences
      The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, regarding the material Marshall Islands tax consequences of our activities to holders of our common units who do not reside in, maintain offices in or engage in business in the Marshall Islands.
      Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the common units.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of him.
Canadian Federal Income Tax Consequences
      The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (or U.S. Resident Holders).
      Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.
      In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with Teekay Shipping Limited (a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas), by Canadian service providers, as discussed below.
      Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership is, subject to any relevant tax treaty, subject to tax in Canada on income attributable to its business (or that of the partnership’s, as the case may be) carried on in Canada. The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.
      We have entered into an agreement with Teekay Shipping Limited for the provision of administrative services, and certain of our operating subsidiaries have entered into agreements with:

•	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

•	Teekay LNG Projects Ltd., a Canadian subsidiary of Teekay Shipping Corporation, for the provision of strategic advisory and consulting services.
      Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      Certain of the services that Teekay Shipping Limited provides to us and our operating subsidiaries under the services agreements are and will be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Shipping Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to our operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us, as a holding limited partnership, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and would be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.
      We believe that we can conduct our activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, the unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of the unitholder.

INVESTMENT IN TEEKAY LNG PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 (or ERISA), and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities established or maintained by an employer or employee organization and individual retirement annuities and individual retirement accounts (or IRAs) established by an individual. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.
      The person with investment discretion with respect to the assets of an employee benefit plan is a fiduciary under applicable law and should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under specified provisions of the federal securities laws;

•	the entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries); or

•	there is no significant investment by benefit plan investors, which means that less than 25% of the value of each class of equity interest (disregarding some interests held by our general partner, its affiliates and any other persons who have the ability to control our assets) or who provide investment advice with respect to such assets, is held by the employee benefit plans referred to above, IRAs, other employee benefit plans not subject to ERISA, including governmental plans, and certain entities whose underlying assets are deemed to be plan assets.
      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above (i.e., we anticipate that the common units will constitute publicly offered securities).
      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
      Citigroup Global Markets Inc. is acting as sole bookrunning manager of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to it the number of common units set forth opposite its name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.
A.G. Edwards & Sons, Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.
Deutsche Bank Securities Inc.
DnB NOR Markets, Inc.
HSBC Securities (USA) Inc.

Total	4,000,000

      The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.
      The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.
      The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $           per common unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per common unit on sales to other dealers. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.
      We, Teekay Shipping Corporation and the officers and directors of our general partner and those of Teekay Shipping Corporation have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units, except in limited circumstances. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup Global Markets Inc. has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release common units may include the length of time before the lock-up expires, the number of units involved, the reason for the requested release, market conditions, the trading price of our common units, historical trading volumes of our common units and whether the person seeking the release is an officer, director or affiliate of us.

      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Our common units are traded on the New York Stock Exchange under the symbol “TGP.”
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Teekay LNG
Partners L.P.

	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$
      We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.7 million.
      In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ over-allotment option. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters also may make “naked” short sales of units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing units of common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of units in the open market while this offering is in progress.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      The aggregate maximum compensation that members of the NASD or independent broker-dealers will receive in connection with the sale of any securities pursuant to this prospectus and the registration statement of which it forms a part will not be greater than 8% plus 1% for bona fide due diligence of the gross proceeds of such sale.
      The underwriters have performed investment banking and advisory services for us and for Teekay Shipping Corporation from time to time for which they have received customary fees and expenses.

Citigroup Global Markets Inc. acted as sole book-running manager and as representative of the various underwriters in our initial public offering in May 2005, for which it received customary compensation. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.
      The underwriters have advised us that they do not intend to place a prospectus on the internet or otherwise engage in an electronic distribution in connection with this offering, other than as described below. It is possible that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to sell units to their online brokerage account holders. The underwriters may make Internet distributions on the same basis as other allocations. In addition, units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders. Any online distributions will be made in accordance with procedures for online distributions previously cleared with the SEC. Citigroup Global Markets Inc. has also advised us that it may contract with Net Roadshow, Inc. to conduct an internet roadshow in order to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person.
      Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
      We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.
      Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.
      Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.
LEGAL MATTERS
      The validity of the common units and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, which may rely on the opinions of Watson, Farley & Williams (New York) LLP for all matters of Marshall Islands law. Certain matters with respect to this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas and Seward & Kissel, LLP, New York, New York.
EXPERTS
      The following financial statements included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting:

•	the balance sheets of Teekay Shipping Spain S.L. as at December 31, 2003 and 2004 and the related financial statements for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004;

•	the financial statements of Teekay Luxembourg S.a.r.l. as at and for the nine months ended December 31, 2004; and

•	the balance sheet of Teekay GP L.L.C. as at December 31, 2004.
You may contact Ernst & Young LLP at address 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

EXPENSES RELATED TO THIS OFFERING
      The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$15,166
National Association of Securities Dealers, Inc. filing fee	13,385
Legal fees and expenses	400,000
Accounting fees and expenses	150,000
Printing costs	150,000
Transfer agent fees and other	5,000

Total	$733,551

      All amounts are estimated except the U.S. Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
      We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we are required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.teekaylng.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
INDUSTRY AND MARKET DATA
      Clarkson Research Services Limited (or CRS), has provided us statistical and graphical information contained in this prospectus and relating to the LNG shipping and the oil tanker industries. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’s database; (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors; (d) CRS, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and (e) the provision of such information does not obviate any need to make appropriate inquiries.

FORWARD-LOOKING STATEMENTS
      Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.
      Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on the units or any increases in our quarterly distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the EBITDA and other contributions to our operating results of the three Suezmax tankers and related time charters we will acquire from Teekay Shipping Corporation upon the closing of this offering;

•	our ability to enter into any new credit facility;

•	future LNG and crude oil prices and production;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, LNG and crude oil;

•	increases in domestic oil and natural gas consumption;

•	forecasts of likely future LNG exporters and importers and of the accompanying expansion in the LNG global trade routes;

•	forecasts of global LNG liquefaction and regasification capacity;

•	our ability to maintain long-term relationships with major LNG importers and exporters, and major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG customers;

•	obtaining LNG projects that we or Teekay Shipping Corporation bid on or that Teekay Shipping Corporation has been or may be awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	expected purchases and deliveries of newbuilding vessels;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our anticipated incremental general and administrative expenses as a public company and our expenses under service agreements with other affiliates of Teekay Shipping Corporation and for reimbursements of fees and costs of our general partner;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance capital expenditures;

•	expected demand in the LNG and crude oil shipping sectors in general and the demand for our vessels in particular;

•	customers’ increasing emphasis on environmental and safety concerns;

•	continued outsourcing of non-core functions, such as seaborne transportation, by companies in the oil and energy industry;

•	entering into credit facilities or vessel financing arrangements, including any U.K. lease arrangements for the RasGas II vessels or otherwise, and the effects of any such arrangements; and

•	our business strategy and other plans and objectives for future operations.
      These and other forward-looking statements are subject to the risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.
      Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS
Financial Statements

ORGANIZATIONAL STRUCTURE	F-2
TEEKAY LNG PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	F-3
Introduction	F-4
Unaudited Pro Forma Consolidated Statement of Loss for the year ended December 31, 2004	F-5
Unaudited Pro Forma Consolidated Statement of Income for the six months ended June 30, 2005	F-6
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-7
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	F-11
Unaudited Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2005 and 2004	F-12
Unaudited Consolidated Balance Sheets at June 30, 2005 and December 31, 2004	F-13
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2005	F-14
Unaudited Consolidated Statement of Partners’ Equity/ Stockholders’ Deficit for the six months ended June 30, 2005	F-15
Notes to Unaudited Consolidated Financial Statements	F-16

TEEKAY SHIPPING SPAIN S.L.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS	F-30
Report of Independent Registered Public Accounting Firm	F-31
Consolidated Statements of Income (Loss) for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004	F-32
Consolidated Balance Sheets as at December 31, 2003 and 2004	F-33
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004	F-34
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004	F-35
Notes to Consolidated Audited Financial Statements	F-36

TEEKAY LUXEMBOURG S.A.R.L.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS	F-48
Report of Independent Registered Public Accounting Firm	F-49
Consolidated Statement of Loss for the nine months ended December 31, 2004	F-50
Consolidated Balance Sheet as at December 31, 2004	F-51
Consolidated Statement of Cash Flows for the nine months ended December 31, 2004	F-52
Consolidated Statement of Changes in Stockholder Deficit for the nine months ended December 31, 2004	F-53
Notes to Consolidated Audited Financial Statements	F-54

TEEKAY GP L.L.C.
AUDITED BALANCE SHEET	F-64
Report of Independent Registered Public Accounting Firm	F-65
Balance Sheet as at December 31, 2004	F-66
Notes to Audited Balance Sheet	F-67

ORGANIZATIONAL STRUCTURE
      To facilitate an understanding of the organizational relationships among the various entities for which financial statements are included in this prospectus, the following diagram depicts our organizational structure. Financial statements are not included in this prospectus for all of the following entities.

UNAUDITED PRO FORMA
CONSOLIDATED
FINANCIAL STATEMENTS
OF
TEEKAY LNG PARTNERS L.P.

INTRODUCTION TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P.
      Teekay LNG Partners L.P. (or the Partnership) is a Marshall Islands limited partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. The Partnership’s fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation acquired Tapias on April 30, 2004 through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), and changed Tapias’s name to Teekay Shipping Spain S.L. (or Teekay Spain). Effective with the closing of the Partnership’s initial public offering on May 10, 2005, Teekay Shipping Corporation contributed all of the capital stock of Luxco to the Partnership. The accompanying unaudited pro forma consolidated financial information gives effect to this contribution, the initial public offering and related transactions. As a reorganization of entities under common control, the contribution was recorded at Luxco’s cost.
      The unaudited pro forma consolidated statement of loss for the year ended December 31, 2004 and the unaudited pro forma consolidated statement of income for the six months ended June 30, 2005 assume the initial public offering and related transactions occurred on January 1, 2004. Please read Note 1, Basis of Presentation, in the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.
      The unaudited pro forma consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles consistent with those used in, and should be read together with, the following financial statements and related notes, which are included elsewhere in this prospectus:

•	Teekay LNG Partners L.P.’s historical consolidated financial statements and related notes for the six months ended June 30, 2005;

•	Teekay Spain’s historical audited consolidated financial statements and related notes for the four months ended April 30, 2004 and the eight months ended December 31, 2004; and

•	Luxco’s historical audited consolidated financial statements and related notes as at and for the nine months ended December 31, 2004.
      The unaudited pro forma consolidated financial statements were derived as follows:

•	for the year ended December 31, 2004, by adjusting (1) the audited historical consolidated statement of income of Teekay Spain for the period from January 1, 2004 to April 30, 2004, and (2) the audited historical consolidated statement of loss of Luxco for the period from April 7, 2004 (the date of its incorporation) to December 31, 2004, which includes the results of Teekay Spain from May 1, 2004 to December 31, 2004; and

•	for the six months ended June 30, 2005, by adjusting the unaudited historical consolidated statement of income of Teekay LNG Partners L.P for the six months ended June 30, 2005.
      The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions and are applied in accordance with accounting principles generally accepted in the United States in the unaudited pro forma consolidated financial statements.
      The unaudited pro forma consolidated financial statements do not purport to present the Partnership’s results of operations had the initial public offering and related transactions to be effected in connection with that offering actually been completed at the dates indicated. Moreover, they do not project the Partnership’s results of operations for any future period.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	Year Ended December 31, 2004

			Initial Public
	Teekay	Teekay	Offering and
	Luxembourg	Shipping	Other		Teekay LNG
	S.a.r.l.	Spain, S.L.	Transaction		Partners L.P.
	Historical(1)	Historical(2)	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except for unit data)
VOYAGE REVENUES	$83,115	$40,718	—		$123,833

OPERATING EXPENSES
Voyage expenses	3,090	1,842	—		4,932
Vessel operating expenses	20,315	10,302	—		30,617
Depreciation and amortization	26,275	8,585	$970	(3a)	37,808
			1,978	(3b)
General and administrative	4,375	2,103	1,000	(3c)	8,813
			1,309	(3h)
			26	(3i)

Total operating expenses	54,055	22,832	5,283		82,170

Income from vessel operations	29,060	17,886	(5,283)		41,663

OTHER ITEMS
Interest expense	(50,485)	(21,475)	24,807	(3d)	(31,060)
			10,065	(3e)
			5,662	(3f)
			366	(3g)
Interest income	13,519	8,692	—		22,211
Foreign currency exchange gain (loss)	(78,831)	18,010	44,682	(3e)	(16,139)
Interest rate swap gain (loss)	—	3,985	(4,890	)(3f)	(905)
Other income (loss)	2,342	(10,934)	(8,016	)(3g)	(17,269)
			(661	)(3j)

Total other items	(113,455)	(1,722)	72,015		(43,162)

Net income (loss)	$(84,395)	$16,164	$66,732		$(1,499)

General partner’s interest in net loss					$(30)
Limited partners’ interest:
Net loss					(1,469)
Net loss per:
— Common unit (basic and diluted) (note 5)					$(0.05)
— Subordinated unit (basic and diluted) (note 5)					(0.05)
— Total unit (basic and diluted) (note 5)					(0.05)
Weighted average number of units outstanding (in thousands):
— Common units outstanding (basic and diluted)					15,638
— Subordinated units outstanding (basic and diluted)					14,735
— Total units outstanding (basic and diluted)					30,373

(1)	Reflects consolidated results of Teekay Luxembourg S.a.r.l. from April 7, 2004 (date of incorporation) to December 31, 2004, which include the results of Teekay Shipping Spain, S.L. from May 1, 2004 to December 31, 2004.

(2)	Reflects results of Teekay Shipping Spain, S.L. from January 1, 2004 to April 30, 2004.
See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Six Months Ended June 30, 2005

			Initial Public
	Teekay	Teekay LNG	Offering and
	Luxembourg	Partners	Other		Teekay LNG
	S.a.r.l.	L.P.	Transaction		Partners L.P.
	Historical(1)	Historical(2)	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except for unit data)
VOYAGE REVENUES	$50,129	$20,364	—		$70,493

OPERATING EXPENSES
Voyage expenses	251	73	—		324
Vessel operating expenses	10,771	3,932	—		14,703
Depreciation and amortization	14,751	5,852	—		20,603
General and administrative	2,928	1,274	353	(3c)	5,027
			463	(3h)
			9	(3i)

Total operating expenses	28,701	11,131	825		40,657

Income from vessel operations	21,428	9,233	(825)		29,836

OTHER ITEMS
Interest expense	(35,679)	(8,196)	7,914	(3d)	(26,778)
			7,323	(3e)
			1,598	(3f)
			262	(3g)
Interest income	9,098	3,003	—		12,101
Foreign currency exchange gain (loss)	52,295	22,993	(28,460	)(3e)	46,828
Other income (loss)	(17,927)	1,670	7,820	(3f)	(1,864)
			7,462	(3g)
			(889	)(3j)

Total other items	7,787	19,470	3,030		30,287

Net income	$29,215	$28,703	$2,205		$60,123

General partner’s interest in net income					$12,147
Limited partners’ interest:
Net income					47,976
Net income per:
— Common unit (basic and diluted) (note 5)					$1.58
— Subordinated unit (basic and diluted) (note 5)					1.58
— Total unit (basic and diluted) (note 5)					1.58
Weighted-average number of units outstanding (in thousands):
— Common units (basic and diluted)					15,638
— Subordinated units (basic and diluted)					14,735
— Total units (basic and diluted)					30,373

(1)	Reflects consolidated results of Teekay Luxembourg S.a.r.l. (predecessor to Teekay LNG Partners L.P.) from January 1, 2005 to May 9, 2005.

(2)	Reflects consolidated results of Teekay LNG Partners L.P., which include the results of Teekay Luxembourg S.a.r.l., from May 10, 2005 to June 30, 2005.
See accompanying notes to unaudited pro forma consolidated financial statements.

TEEKAY LNG PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation
      The unaudited pro forma consolidated statement of loss for the year ended December 31, 2004 and the unaudited pro forma statement of income for the six months ended June 30, 2005 assumes the following transactions occurred on January 1, 2004:

•	The purchase of Teekay Spain by Teekay Shipping Corporation through Luxco. On April 30, 2004, Luxco purchased all the outstanding shares of Tapias from an unrelated party for $298.2 million in cash plus the assumption of debt and remaining newbuilding commitments.

•	The contribution by Teekay Shipping Corporation to Teekay LNG Partners L.P. (or the Partnership) of (a) the shares of, and an aggregate of $742.8 million in notes receivable (including accrued interest) from, Luxco, and (b) the shares of the subsidiary that owned the Suezmax tanker the Granada Spirit, in exchange for:

•	the issuance to Teekay Shipping Corporation of 8,734,572 common units and 14,734,572 subordinated units of the Partnership;

•	the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

•	an interest bearing loan of $10.0 million and a non-interest bearing loan of $119.4 million to Teekay Spain from Teekay Shipping Corporation.

•	The issuance by the Partnership of 6,900,000 common units to the public at an initial public offering price of $22.00 per common unit, resulting in aggregate gross proceeds to the Partnership of $151.8 million.

•	Teekay Shipping Corporation’s contribution to the Partnership prior to the Partnership’s initial public offering of an amount that the Partnership used, together with the loans and existing cash, to repay $337.3 million of Teekay Spain term loans and to pay $143.3 million to settle interest rate swaps associated with $337.3 million of debt of Teekay Spain and to settle and re-enter into interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans.

•	The use of the net proceeds of the initial public offering to repay the $10.0 million loan and $119.4 million loan from Teekay Shipping Corporation.

•	The payment by the Partnership in connection with its initial public offering of underwriting commissions, structuring fees and offering expenses of $15.9 million.
      The effect on the unaudited pro forma consolidated financial statements of certain of the previously mentioned transactions is more fully described in Note 3.
      The unaudited pro forma consolidated financial statements are not necessarily indicative of what the results of operations would have been, nor do they purport to project the Partnership’s results of operations for any future periods as a result of, among other things, the following items:

(a) The unaudited pro forma consolidated statement of loss for the year ended December 31, 2004 includes revenues and expenses relating to marketable securities, real estate, a yacht and other assets that were sold by Teekay Spain prior to its acquisition by Teekay Shipping Corporation on April 30, 2004. The disposition of these assets resulted in other loss of $11.8 million during the year ended December 31, 2004.

(b) The unaudited pro forma consolidated statement of loss for the year ended December 31, 2004 also include revenues and expenses associated with one Suezmax tanker (the Granada Spirit) that was operating in the spot tanker market prior to its transfer to Teekay Shipping Corporation in the fourth quarter of 2004. Teekay Shipping Corporation contributed this vessel back to us at the

TEEKAY LNG PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

closing of the initial public offering and we sold it again to Teekay Shipping Corporation on May 26, 2005. The revenue earned by this vessel is not representative of the revenue we earned from it during 2005, as the vessel was absent from our fleet for part of the year and it was chartered to Teekay Shipping Corporation from the Partnership at a fixed, daily time charter rate. If this vessel had been earning the same fixed charter rate in 2004, as during 2005, income from vessel operations would have been lower by $6.1 million.
      The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Teekay LNG Partners L.P., Teekay Spain and Luxco referred to above.

2.	Summary of Significant Accounting Policies
      The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by the Partnership, Teekay Spain and Luxco as set forth in their audited historical consolidated financial statements contained elsewhere in this prospectus.

3.	Pro Forma Adjustments and Assumptions
      The unaudited pro forma consolidated financial statements give pro forma effect to the following:

(a) The purchase of Teekay Spain by Teekay Shipping Corporation through its subsidiary Luxco as described above in Note 1. Depreciation expense related to the acquired vessels has been based upon their estimated fair market values on the date of acquisition of April 30, 2004 ($821.9 million), and a 25-year vessel life for Suezmax tankers and a 35-year vessel life for LNG carriers. As a result of the adjusted values of the acquired vessels, depreciation expense increased by $1.0 million for the four months ended April 30, 2004.

(b) The purchase of Teekay Spain by Teekay Shipping Corporation through its subsidiary Luxco. Amortization expense related to the acquired time charter contracts has been based upon their estimated fair market values on the date of acquisition of April 30, 2004 ($183.1 million), and a weighted-average amortization period of 19.2 years. As a result, amortization expense increased by $2.0 million for the four months ended April 30, 2004.

(c) The incurrence by the Partnership of estimated incremental general and administrative expenses of $1.0 million annually, including costs associated with annual reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and directors compensation. The Partnership has estimated this amount based on its experience since its initial public offering, the experience of its affiliate, Teekay Shipping Corporation, which is a public company, and discussions with certain advisors.

(d) The prepayment of $337.3 million of Teekay Spain term loans with existing cash, and loans from, Teekay Shipping Corporation, which are described in Note 1 above. These term loans had a weighted-average interest rate of 7.9% per annum. Had these term loans been repaid on January 1, 2004 rather than April 30, 2005, interest expense would have decreased by $24.8 million for the year ended December 31, 2004 and by $7.9 million for the six months ended June 30, 2005. Although the Partnership entered into a $100 million credit facility in connection with its initial public offering, it has not drawn on the facility in connection with the transactions referred to in Note 1 above.

(e) The contribution by Teekay Shipping Corporation to the Partnership of the Luxco shares and the aggregate amount of $742.8 million of notes receivable from Luxco as described above in

TEEKAY LNG PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Note 1. If these Euro-denominated notes receivable from Luxco had been contributed to the Partnership on January 1, 2004 rather than May 6, 2005, interest expense would have decreased by $10.1 million for the year ended December 31, 2004 and by $7.3 million for the six months ended June 30, 2005. In addition, foreign exchange loss would have decreased by $44.7 million for the year ended December 31, 2004, and foreign exchange gain would have decreased by $28.5 million for the six months ended June 30, 2005.

(f) The payment of the settlement cost of $143.3 million under interest rate swaps relating to the $337.3 million debt repayment described above in Note 3(d) and 322.8 million Euros ($390.5 million) of debt not repaid. If these interest rate swaps had been repaid on January 1, 2004 rather than April 30, 2005, the interest rate swap gain would have decreased by $4.9 million for the year ended December 31, 2004 and other loss would have decreased by $7.8 million for the six months ended June 30, 2005. Had the interest rate swaps relating to the $390.5 million of debt been settled and new swaps of the same amount been entered into with a lower fixed interest rate both on January 1, 2004, interest expense would have decreased by $5.7 million for the year ended December 31, 2004 and by $1.6 million for the six months ended June 30, 2005. If these interest rate swaps had been settled on January 1, 2004, we would have funded the settlement with either a contribution from Teekay Shipping Corporation or a loan from Teekay Shipping Corporation, which would have subsequently been contributed to the Partnership. Consequently, the Partnership would not have recorded interest expense from the funding of these interest rate swap settlements with debt.

(g) The write-downs of capitalized loan costs upon the $337.3 million debt repayment described above in Note 3(d) of $8.0 million for the year ended December 31, 2004 and the elimination of the actual write-down of capitalized loan costs in April 2005. The amount of the write-downs is the net book value of the capitalized loan costs on the two term loans repaid. The corresponding decrease in interest expense from these write-downs was $0.4 million and $0.3 million, respectively, for the year ended December 31, 2004 and the six months ended June 30, 2005.

(h) After the closing of the transactions referred to in Note 1 above, subsidiaries of Teekay Shipping Corporation have agreed to provide certain services to the Partnership and the Partnership’s subsidiaries. These services include strategic consulting, advisory, ship management, technical and administrative services. The services are valued at a reasonable, arms’-length rate that includes reimbursement of the reasonable direct or indirect expenses incurred in providing the services. In addition, the Partnership reimburses its general partner for expenses it incurs on behalf of the Partnership. These costs are estimated to be approximately $1.3 million annually.

(i) Expenses associated with the 2005 Long-Term Incentive Plan. Concurrent with the initial public offering, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period. As a result, compensation expense would have increased by $0.03 million for the year ended December 31, 2004 and by $0.01 million for the six months ended June 30, 2005.

(j) The effect on provision for income taxes from the incremental general and administrative expenses, prepayment of debt, settlement of interest rate swaps and write-off of capitalized loan costs described in Notes 3(d), (f), (g), and (h). These effects on provision for income taxes are determined by applying a 3.5% effective income tax rate to the previously mentioned pro forma adjustments.

TEEKAY LNG PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

4.	Commitments and Contingencies
      Commitments and contingencies of Teekay LNG Partners L.P. are set out in the unaudited consolidated interim financial statements for the three and six months ended June 30, 2005 and 2004 contained elsewhere in this prospectus.

5.	Net Income (Loss) per Unit

	Common	Subordinated	All Unit
	Unit Holders	Unit Holders	Holders

	(in thousands, except number of units and per
	unit data)
Year Ended December 31, 2004
Pro forma Net Loss	$(756)	$(713)	$(1,469)
Pro forma Weighted Average Number of Units Outstanding	15,638,072	14,734,572	30,372,644

Pro forma Net Loss Per Unit	$(0.05)	$(0.05)	$(0.05)

Six Months Ended June 30, 2005
Pro forma Net Income	$24,702	$23,274	$47,976
Pro forma Weighted Average Number of Units Outstanding	15,638,072	14,734,572	30,372,644

Pro forma Net Income Per Unit	$1.58	$1.58	$1.58

      The pro forma weighted average number of units outstanding is based upon the pro forma issuance of common units and subordinated units by the Partnership on January 1, 2004. Please see Note 1.

UNAUDITED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
OF
TEEKAY LNG PARTNERS L.P.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended June 30,				Six Months Ended June 30,

	2004		2005		2004		2005

	April 1 to	May 1 to	April 1 to	May 10 to	January 1 to	May 1 to	January 1 to	May 10 to
	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,
	2004	2004	2005	2005	2004	2004	2005	2005

	(in thousands of U.S. Dollars, except unit and per unit data)
VOYAGE REVENUES	$10,125	$17,453	$15,365	$20,364	$40,718	$17,453	$50,129	$20,364

OPERATING EXPENSES
Voyage expenses	610	1,462	59	73	1,842	1,462	251	73
Vessel operating expenses	2,576	4,584	2,777	3,932	10,302	4,584	10,771	3,932
Depreciation and amortization	2,151	6,426	4,541	5,852	8,585	6,426	14,751	5,852
General and administrative	526	854	1,418	1,274	2,103	854	2,928	1,274

Total operating expenses	5,863	13,326	8,795	11,131	22,832	13,326	28,701	11,131

Income from vessel operations	4,262	4,127	6,570	9,233	17,886	4,127	21,428	9,233

OTHER ITEMS
Interest expense (notes 8 and 9)	(5,369)	(11,070)	(10,068)	(8,196)	(21,475)	(11,070)	(35,679)	(8,196)
Interest income	2,173	3,491	2,829	3,003	8,692	3,491	9,098	3,003
Foreign currency exchange gain (loss) (note 9)	11,007	(9,975)	7,296	22,993	18,010	(9,975)	52,295	22,993
Interest rate swaps gain	996	—	—	—	3,985	—	—	—
Other income (loss) — net (note 10)	(11,611)	604	(19,320)	1,670	(10,934)	604	(17,927)	1,670

Total other items	(2,804)	(16,950)	(19,263)	19,470	(1,722)	(16,950)	7,787	19,470

Net income (loss)	$1,458	$(12,823)	$(12,693)	$28,703	$16,164	$(12,823)	$29,215	$28,703

General partner’s interest in net income	$—	$—	$—	$9,233	$—	$—	$—	$9,233
Limited partners’ interest: (note 15)
Net income (loss)	1,458	(12,823)	(12,693)	19,470	16,164	(12,823)	29,215	19,470
Net income (loss) per:
- Common unit (basic and diluted)	0.06	(0.55)	(0.54)	0.64	0.69	(0.55)	1.24	0.64
- Subordinated unit (basic and diluted)	0.06	(0.55)	(0.54)	0.64	0.69	(0.55)	1.24	0.64
- Total unit (basic and diluted)	0.06	(0.55)	(0.54)	0.64	0.69	(0.55)	1.24	0.64
Weighted-average number of units outstanding:
- Common units (basic and diluted)	8,734,572	8,734,572	8,734,572	15,638,072	8,734,572	8,734,572	8,734,572	15,638,072
- Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
- Total units (basic and diluted)	23,469,144	23,469,144	23,469,144	30,372,644	23,469,144	23,469,144	23,469,144	30,372,644
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at	As at
	December 31,	June 30,
	2004	2005

	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents	$156,410	$55,875
Restricted cash — current (note 5)	82,387	83,240
Accounts receivable	7,197	3,576
Prepaid expenses and other assets	3,449	2,758

Total current assets	249,443	145,449

Restricted cash — long-term (note 5)	352,725	303,800
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $10,947 (December 31, 2004 — $5,829)	366,334	361,216
Vessels under capital leases, at cost, less accumulated depreciation of $20,237 (December 31, 2004 — $9,597) (note 5)	629,569	619,083
Advances on newbuilding contracts (note 14)	49,165	172,448

Total vessels and equipment	1,045,068	1,152,747

Other assets	20,394	11,061
Intangible assets — net (note 6)	178,457	173,792
Goodwill (note 6)	39,279	39,279

Total assets	$1,885,366	$1,826,128

LIABILITIES AND PARTNERS’ EQUITY/ STOCKHOLDER DEFICIT
Current
Accounts payable	$11,411	$2,590
Accrued liabilities	8,240	19,073
Current portion of long-term debt (note 9)	22,368	22,449
Current obligation under capital leases (note 5)	87,687	80,679
Advances from affiliate (note 8)	465,695	520

Total current liabilities	595,401	125,311
Long-term debt (note 9)	764,758	381,186
Long-term obligation under capital leases (note 5)	513,361	481,240
Other long-term liabilities	134,848	14,985

Total liabilities	2,008,368	1,002,722

Commitments and contingencies (notes 12 and 14)
Minority interest (note 14)	—	140,554
Partners’ equity/ Stockholder deficit
Partners’ equity	—	745,361
Capital stock	180	—
Accumulated deficit	(79,504)	—
Accumulated other comprehensive loss (note 11)	(43,678)	(62,509)

Total partners’ equity/stockholder deficit	(123,002)	682,852

Total liabilities and partners’ equity/stockholder deficit	$1,885,366	$1,826,128

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,

	2004	2005

	(in thousands of
	U.S. Dollars)
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income	$3,341	$57,918
Non-cash items:
Depreciation and amortization	15,011	20,603
Gain on sale of marketable securities	(85)	—
Loss (gain) on sale of other assets	11,922	(186)
Deferred income taxes	(1,745)	1,500
Foreign currency exchange gain	(6,718)	(79,014)
Interest rate swaps gain	(3,985)	—
Loss from settlement of interest rate swaps	—	7,820
Write-off of capitalized loan costs	—	7,462
Accrued interest and other — net	(253)	7,464
Change in non-cash working capital items related to operating activities	2,038	1,458

Net operating cash flow	19,526	25,025

FINANCING ACTIVITIES
Proceeds from long-term debt	7,144	10,900
Scheduled repayments of long-term debt	(12,236)	(5,600)
Scheduled repayments of capital lease obligations	(2,578)	(3,346)
Prepayments of long-term debt	(20,575)	(339,438)
Proceeds from issuance of common units	—	141,327
Interest rate swap settlement costs	—	(143,295)
Advances from affiliate	306,048	353,069
Advances to affiliate	—	(184,302)
Decrease in restricted cash	—	10,440
Other	4,226	—

Net financing cash flow	282,029	(160,245)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(10,487)	(48,921)
Purchase of Teekay Shipping Spain, S.L.	(297,303)	—
Proceeds from sale of vessels and equipment	—	83,606
Proceeds from sale of marketable securities	899	—
Proceeds from sale of other assets	6,251	—
Other	(727)	—

Net investing cash flow	(301,367)	34,685

Increase (Decrease) in cash and cash equivalents	188	(100,535)
Cash and cash equivalents, beginning of the period	21,328	156,410

Cash and cash equivalents, end of the period	$21,516	$55,875

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS’
EQUITY/STOCKHOLDER DEFICIT

		PARTNERS’ EQUITY
							Accumulated
	Stockholder						Other
		Limited Partners

	Deficit					General	Comprehensive
	(Predecessor)	Common Units		Subordinated Units		Partner	Loss	Total

	(in thousands of U.S. dollars and units)
Balance as at December 31, 2004	$(123,002)	—	$1	—	$—	$—	$—	$(123,001)

Net income (January 1 to May 9, 2005)	29,215	—	—	—	—	—	—	29,215
Unrealized loss on derivative instruments (note 13)	(22,874)	—	—	—	—	—	—	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	14,359	—	—	—	—	—	—	14,359
Sale of the Santiago Spirit (note 12)	(3,115)	—	—	—	—	—	—	(3,115)

Balance as at May 9, 2005	(105,417)	—	1	—	—	—	—	(105,416)

Equity contribution by Teekay Shipping Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $15,863 (note 2)	—	6,900	135,937	—	—	—	—	135,937
Issuance of units to non-employee directors (note 2)	—	4	—	—	—	—	—	—
Net income (May 10 to June 30, 2005)	—	—	10,025	—	9,445	9,233	—	28,703
Unrealized loss on derivative instruments (note 13)	—	—	—	—	—	—	(11,916)	(11,916)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	—	—	—	—	—	—	1,601	1,601

Balance as at June 30, 2005	$—	15,638	$357,751	14,735	$366,763	$20,847	$(62,509)	$682,852

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation
      On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.
      On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.
      In exchange for the equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly owned subsidiary of Teekay Shipping Corporation.
      The accompanying unaudited consolidated interim financial statements include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004. The consolidated financial statements include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the accompanying unaudited consolidated interim financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain), and Teekay Nakilat Holdings Corporation, a variable interest entity for which the Partnership is the primary beneficiary. Please see Note 14(b). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million.
      Prior to the acquisition of Teekay Spain by Teekay Shipping Corporation on April 30, 2004, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The accompanying unaudited consolidated interim financial statements do not include the results of these three unrelated businesses. Proceeds received by Teekay Spain from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then controlling stockholder marketable securities, real estate, a yacht and other assets. The accompanying unaudited consolidated interim financial statements include results related to these assets.
      The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the consolidated financial statements of Luxco for the nine months ended December 31, 2004 and Teekay Spain for the year ended December 31, 2004 included elsewhere in this prospectus. In the opinion of the General Partner’s management, these interim statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity/stockholder deficit and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated.

2.	Initial Public Offering
      On May 10, 2005, the Partnership completed its initial public offering of 6,900,000 common units at a price of $22.00 per unit. This included 900,000 common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the initial public offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	$151,800

Use of proceeds from sale of common units:
Underwriting and structuring fees	$10,473
Professional fees and other offering expenses to third parties	5,390
Repayment of advances from Teekay Shipping Corporation	129,400
Working capital	6,537

$151,800

      Concurrently with the Offering, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.	Acquisition of Teekay Shipping Spain S.L.
      On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management of the General Partner believes the acquisition of Teekay Spain’s business has provided the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Partnership believes this will benefit it in acquiring future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Partnership’s results commencing May 1, 2004.
      As at June 30, 2005, the Partnership’s LNG fleet consisted of seven vessels, including three vessels then under construction. Teekay Shipping Corporation has agreed to sell to the Partnership all of its interest in the entity that owns these three LNG newbuilding carriers upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006 (please see Note 14(b)). All seven vessels are contracted under long-term, fixed-rate time charters to international energy companies. As at June 30, 2005, the Partnership’s conventional crude oil tanker fleet consisted of five Suezmax tankers, including one

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
newbuilding that delivered in July 2005. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.
      The following table summarizes the fair value of the assets acquired and liabilities assumed by the Partnership at April 30, 2004.

As at
April 30, 2004

ASSETS
Cash, cash equivalents and short-term restricted cash	$85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash – long-term	311,664
Other assets – long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million Suezmax tanker segment and $35.7 million LNG carrier segment)	39,279

Total assets acquired	$1,463,796

LIABILITIES
Current liabilities	$98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	$298,185

4.	Segment Reporting
      The Partnership has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Prior to December 2004, it also included one Suezmax tanker (the Granada Spirit) operating on the spot market. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
      The following tables include results for these segments for the interim periods presented in these financial statements.

	Three Months Ended June 30, 2004

	April 1 to April 30, 2004			May 1 to June 30, 2004

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	$6,122	$4,003	$10,125	$9,454	$7,999	$17,453
Voyage expenses	602	8	610	1,347	115	1,462
Vessel operating expenses	1,799	777	2,576	2,947	1,637	4,584
Depreciation and amortization	1,512	639	2,151	3,679	2,747	6,426
General and administrative(1)	394	132	526	638	216	854

Income from vessel operations	$1,815	$2,447	$4,262	$843	$3,284	$4,127

Expenditures for vessels and equipment	$267	$80	$347	$4,651	$314	$4,965

	Three Months Ended June 30, 2005

	April 1 to May 9, 2005			May 10 to June 30, 2005

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	$4,746	$10,619	$15,365	$6,204	$14,160	$20,364
Voyage expenses	58	1	59	72	1	73
Vessel operating expenses	1,151	1,626	2,777	1,763	2,169	3,932
Depreciation and amortization	1,317	3,224	4,541	1,553	4,299	5,852
General and administrative(1)	709	709	1,418	667	607	1,274

Income from vessel operations	$1,511	$5,059	$6,570	$2,149	$7,084	$9,233

Expenditures for vessels and equipment	$—	$—	$—	$4,959	$—	$4,959

	Six Months Ended June 30, 2004

	January 1 to April 30, 2004			May 1 to June 30, 2004

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	$24,708	$16,010	$40,718	$9,454	$7,999	$17,453
Voyage expenses	1,809	33	1,842	1,347	115	1,462
Vessel operating expenses	7,196	3,106	10,302	2,947	1,637	4,584
Depreciation and amortization	6,047	2,538	8,585	3,679	2,747	6,426
General and administrative(1)	1,577	526	2,103	638	216	854

Income from vessel operations	$8,079	$9,807	$17,886	$843	$3,284	$4,127

Expenditures for vessels and equipment	$5,039	$483	$5,522	$4,651	$314	$4,965

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Six Months Ended June 30, 2005

	January 1 to May 9, 2005			May 10 to June 30, 2005

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	$15,246	$34,883	$50,129	$6,204	$14,160	$20,364
Voyage expenses	202	49	251	72	1	73
Vessel operating expenses	4,800	5,971	10,771	1,763	2,169	3,932
Depreciation and amortization	4,005	10,746	14,751	1,553	4,299	5,852
General and administrative(1)	1,464	1,464	2,928	667	607	1,274

Income from vessel operations	$4,775	$16,653	$21,428	$2,149	$7,084	$9,233

Expenditures for vessels and equipment	$43,962	$—	$43,962	$4,959	$—	$4,959

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
     Reconciliations of total segment assets to total assets presented in the unaudited consolidated interim balance sheets is as follows:

	As at	As at
	December 31,	June 30,
	2004	2005

Total assets of the Suezmax tanker segment	$287,058	$264,563
Total assets of the LNG carrier segment	1,423,191	1,492,903
Cash and cash equivalents and marketable securities	156,410	55,875
Accounts receivable and other assets	18,707	12,787

Consolidated total assets	$1,885,366	$1,826,128

5.	Capital Lease Obligations and Restricted Cash

Capital Leases
      Suezmax Tankers. As at June 30, 2005, the Partnership was a party to capital leases on four Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at June 30, 2005, the weighted-average interest rate implicit in these capital leases was 7.7%. As at June 30, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $210.6 million, including imputed interest of $26.3 million, payable as follows:

Year	Commitment

2005	$10.4 million
2006	145.8 million
2007	3.9 million
2008	3.9 million
2009	3.8 million
Thereafter	42.8 million

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
      LNG Carriers. As at June 30, 2005, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at June 30, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at June 30, 2005, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($441.9 million), including imputed interest of 53.2 million Euros ($64.3 million), payable as follows:

Year	Commitment

2005	77.1 million Euros ($93.3 million	)
2006	123.2 million Euros ($149.0 million	)
2007	23.3 million Euros ($28.1 million	)
2008	24.4 million Euros ($29.5 million	)
2009	25.6 million Euros ($31.0 million	)
Thereafter	91.7 million Euros ($111.0 million	)
      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and is being amortized over the remaining estimated useful life of the vessels.

Restricted cash
      Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 309.5 million Euros ($421.6 million) and 317.8 million Euros ($384.4 million) as at December 31, 2004 and June 30, 2005, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 9) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at December 31, 2004 and June 30, 2005, the weighted-average interest rate earned on the deposits was 5.3%.
      The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $13.5 million and $2.6 million as at December 31, 2004 and June 30, 2005, respectively.

6.	Intangible Assets and Goodwill
      As at June 30, 2005, intangible assets consisted of:

	Weighted-Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

(years)
Time-charter contracts	19.2	$182,522	$8,760	$173,792

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
      All intangible assets were recognized on April 30, 2004 (please see Note 3). Amortization expense of intangible assets for the interim periods presented is as follows:

Three Months Ended June 30,				Six Months Ended June 30,

2004		2005		2004		2005

April 1	May 1	April 1	May 10	January 1	May 1	January 1	May 10
to	to	to	to	to	to	to	to
April 30, 2004	June 30, 2004	May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004	May 9, 2005	June 30, 2005

$—	$1,763	$1,037	$1,296	$—	$1,763	$3,369	$1,296
      The Partnership’s intangible assets are being amortized on a straight-line basis over the term of the time-charter contracts.
      The carrying amount of goodwill as at December 31, 2004 and June 30, 2005 for the Partnership’s reporting segments is as follows:

	Suezmax Tanker	LNG Carrier
	Segment	Segment	Total

Balance as at December 31, 2004 and June 30, 2005 (note 3)	$3,648	$35,631	$39,279

7.	Cash Flows
      Cash interest paid by the Partnership during the six months ended June 30, 2004 and 2005 totaled $21.1 million and $41.1 million, respectively.
      Income taxes paid by the Partnership during the six months ended June 30, 2004 and 2005 totaled $1.1 million and $3.2 million, respectively.

8.	Advances from Affiliate

	December 31, 2004	June 30, 2005

Euro-denominated Demand Promissory Notes	$371,073	$—
Euro-denominated Participating Loan	94,622	—
Other (non-interest bearing)	—	520

Total	$465,695	$520

      During the period from January 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (please see Note 3), for the repayment of terms loans associated with two of the Partnership’s LNG carriers (please see Note 9) and to settle interest rate swaps (please see Note 13). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with its initial public offering.
      Interest payments on these Euro-denominated loans were based on the 12-month EURIBOR (December 31, 2004 — 2.4% and June 30, 2005 — 2.1%) plus a margin, with the exception of one loan of 67.1 million Euros ($86.5 million), which was based on a fixed rate of 5.4%. At December 31, 2004 and

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
at June 30, 2005, these margins ranged between 1.7% and 2.5%. The interest expense incurred on these loans for the interim periods presented is as follows:

Three Months Ended June 30,				Six Months Ended June 30,

2004		2005		2004		2005

April 1	May 1	April 1	May 10	January 1	May 1	January 1	May 10
to	to	to	to	to	to	to	to
April 30,	June 30,	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,
2004	2004	2005	2005	2004	2004	2005	2005

$—	$2,438	$2,526	$—	$—	$2,438	$7,325	$—

9.	Long-Term Debt

	December 31, 2004	June 30, 2005

U.S. Dollar-denominated Term Loans due through 2005	$343,390	$14,462
Euro-denominated Term Loans due through 2023	443,736	389,173

	787,126	403,635
Less current portion	22,368	22,449

Total	$764,758	$381,186

      The Partnership has several term loans outstanding, which, as at June 30, 2005, totaled $14.5 million of U.S. Dollar-denominated loans and 321.7 million Euros ($389.2 million) of Euro-denominated loans. The Euro-denominated loans were used to make restricted cash deposits that fully fund payments under capital leases (please see Note 5). Prior to the Partnership’s initial public offering, the Partnership repaid $337.3 million of term loans associated with two LNG carriers.
      In connection with the initial public offering, one of the Partnership’s LNG carrier-owning subsidiaries amended its term loan agreement to provide for a $100 million senior secured revolving credit facility (or the Revolver). As at June 30, 2005, this facility was undrawn. The Revolver may be used by the Partnership for general partnership purposes and to fund cash distributions. Under the Revolver, the Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolver is available to the Partnership until September 2009.
      All Euro-denominated term loans and Euro-denominated advances from affiliates (please see Note 8) are revalued at the end of each period using the then prevailing Euro/ U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the interim periods presented as follows:

Three Months Ended June 30,				Six Months Ended June 30,

2004		2005		2004		2005

April 1	May 1	April 1	May 10	January 1	May 1	January 1	May 10
to	to	to	to	to	to	to	to
April 30,	June 30,	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,
2004	2004	2005	2005	2004	2004	2005	2005

$11,007	$(9,975)	$7,296	$22,993	$18,010	$(9,975)	$52,295	$22,993
      Interest payments on the U.S. Dollar-denominated term loans and the Revolver are based on LIBOR plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR plus a margin. At December 31, 2004 and June 30, 2005, these margins ranged between 0.5% and 1.3%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
      The weighted-average effective interest rate for debt outstanding at June 30, 2005 was 3.6% (U.S. Dollar-denominated debt) and 3.3% (Euro-denominated debt). These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 13).
      The term loans reduce in monthly payments with varying maturities through 2023. All term loans of the Partnership are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.
      The Partnership’s obligations under the Revolver are secured by a first-priority mortgage on one of its LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.
      The aggregate long-term debt principal repayments required for periods subsequent to June 30, 2005 are $18.4 million (2005), $8.3 million (2006), $8.9 million (2007), $9.5 million (2008), $10.2 million (2009) and $348.4 million (thereafter).
      All of the Partnership’s vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by the applicable vessel. The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. The Partnership’s term loans relating to its LNG carriers contain covenants that require the maintenance of restricted cash deposits, unencumbered liquidity and minimum tangible net worth. In addition, the Partnership’s shipowning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans.
      The Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros.

10.	Other Income (Loss) — Net

	Three Months Ended June 30,				Six Months Ended June 30,

	2004		2005		2004		2005

	April 1	May 1	April 1	May 10	January 1	May 1	January 1	May 10
	to	to	to	to	to	to	to	to
	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,
	2004	2004	2005	2005	2004	2004	2005	2005

Loss on cancellation of interest rate swaps	$—	$—	$(7,820)	$—	$—	$—	$(7,820)	$—
Gain (loss) on sale of assets	(11,922)	—	—	186	(11,922)	—	—	186
Write-off of capitalized loan costs	—	—	(7,462)	—	—	—	(7,462)	—
Income tax recovery (expense)	161	573	(4,004)	1,672	645	573	(2,648)	1,672
Miscellaneous	150	31	(34)	(188)	343	31	3	(188)

Other income (loss) — net	$(11,611)	$604	$(19,320)	$1,670	$(10,934)	$604	$(17,927)	$1,670

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

11.	Comprehensive Income (Loss)

	Three Months Ended June 30,				Six Months Ended June 30,

	2004		2005		2004		2005

	April 1	May 1	April 1	May 10	January 1	May 1	January 1	May 10
	to	to	to	to	to	to	to	to
	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,
	2004	2004	2005	2005	2004	2004	2005	2005

Net income (loss)	$1,458	$(12,823)	$(12,693)	$28,703	$16,164	$(12,823)	$29,215	$28,703
Other comprehensive income (loss):
Unrealized loss on derivative instruments	—	(9,420)	(24,882)	(11,916)	—	(9,420)	(22,874)	(11,916)
Reclassification adjustment for loss on derivative instruments included in net income	—	4,428	9,246	1,601	—	4,428	14,359	1,601
Unrealized gain on marketable securities	—	—	—	—	467	—	—	—
Reclassification adjustment for gain on available-for-sale securities included in net income	—	—	—	—	(55)	—	—	—

Comprehensive income (loss)	$1,458	$(17,815)	$(28,329)	$18,388	$16,576	$(17,815)	$20,700	$18,388

12.	Related Party Transactions
      (a) On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit) to the Partnership in connection with the Partnership’s initial public offering on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.
      (b) The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
      (c) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries will provide the Partnership with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee. During the period from May 10, 2005 to June 30, 2005, the Partnership incurred $0.2 million of these costs.
      (d) The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the period from May 10, 2005 to June 30, 2005, the Partnership incurred $0.1 million of these costs.
      (e) The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase all of its interest (which will not be less than 70%) in Teekay Nakilat Corporation (or Teekay Nakilat),

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
which in turn indirectly owns three LNG newbuildings and the related 20-year, fixed-rate time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price of a 100% ownership interest in Teekay Nakilat is approximately $124.5 million, plus the assumption of approximately $468.0 million of long-term debt. Should Teekay Shipping Corporation’s ownership interest be less than 100%, our purchase commitment will reduce pro-rata. This purchase agreement has resulted in the consolidation of Teekay Nakilat as a variable interest entity (please see Note 14(b)).
      (f) Following Teekay Shipping Corporation’s contribution of the Granada Spirit LLC to the Partnership on the closing of the Partnership’s initial public offering, the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit. On May 26, 2005, the Partnership sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the time-charter agreement with Teekay Shipping Corporation were $0.5 million.
      (g) In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

13.	Derivative Instruments and Hedging Activities
      The Partnership uses derivatives only for hedging purposes.
      As at June 30, 2005, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value/	Weighted-
			Carrying	Average	Fixed
	Interest Rate	Principal	Amount of	Remaining	Interest
	Index	Amount	Liability	Term	Rate(1)

(years)
Euro-denominated interest rate swaps(2)	EURIBOR	$389,173	$14,985	19.0	3.8%

(1)	Excludes the margin the Partnership pays on its floating-rate debt (please see Note 9).

(2)	Principal amount reduces monthly to 70.1 million Euros ($84.8 million) by the maturity dates of the swap agreements.
      During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and will be recognized over the remaining term of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.
      Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
      The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

14.	Commitments and Contingencies
      (a) As at June 30, 2005, the Partnership was committed to the construction of one Suezmax tanker (the Toledo Spirit) scheduled for delivery in July 2005, at a total cost of approximately $47.6 million, excluding capitalized interest. As at June 30, 2005, payments made towards this commitment totaled $14.3 million, excluding capitalized interest and miscellaneous construction costs, and long-term financing arrangements existed for the remaining $33.3 million contract cost of this vessel. During July 2005, the Partnership sold and leased back this vessel upon its delivery.
      (b) The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase all of its interest (which will not be less than a 70%) in Teekay Nakilat, which in turn indirectly owns three LNG newbuildings and the related 20-year, fixed-rate time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price of a 100% ownership interest in Teekay Nakilat is approximately $124.5 million, plus the assumption of approximately $468.0 million of long-term debt. Should Teekay Shipping Corporation’s ownership interest be less than 100%, our purchase commitment will reduce pro rata.
      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE.
      The Partnership has consolidated Teekay Nakilat in its June 30, 2005 balance sheet, as Teekay Nakilat has been determined to be a VIE, with the Partnership being its primary beneficiary. The Partnership’s maximum exposure to loss at June 30, 2005, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, is limited to Teekay Shipping Corporation’s costs related to the construction and delivery of the three LNG newbuildings and the cost of capital on construction payments made to the shipyard.
      As at June 30, 2005, the assets of Teekay Nakilat consisted of the three LNG newbuildings, which had a carrying value of $140.6 million. These assets have been financed by equity investments in Teekay Nakilat by Teekay Shipping Corporation. The assets and liabilities of Teekay Nakilat were recorded at historical cost as the Partnership and Teekay Nakilat are under common control. The equity investments in Teekay Nakilat are accounted for as minority interest in the Partnership’s June 30, 2005 balance sheet.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

15.	Net Income (Loss) Per Unit
      Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of May 10, 2005, as described below, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units (or the limited partnership units) received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 23,469,144 units.
      As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for the periods subsequent to May 10, 2005 was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the period from May 10 to June 30, 2005 was $28.7 million, which included a $23.0 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $19.5 million. The actual cash distributions made to the limited partners for this period totaled $7.2 million.
      Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions above the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the period from May 10, 2005 to June 30, 2005, net income exceeded $0.4625 per unit (prorated for this period) and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income.
      Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the period from May 10, 2005 to June 30, 2005, net income exceeded the minimum quarterly distribution of $0.4125 per unit (prorated for this period) and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders.

16.	Subsequent Events
      (a) In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total cost of approximately $450 million. The vessels are scheduled to deliver in

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
late 2008 and early 2009, respectively. Teekay Shipping Corporation is entering into these transactions with an Indonesian partner who has taken a 30% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its ownership interest in these vessels and related charter contracts.
      (b) In July 2005, Qatar Gas Transport Company Ltd. (Nakilat) exercised it options to purchase a 30% interest in three LNG newbuildings, which, upon their delivery, will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II). As a result of this exercise, our purchase commitment for these vessels, referenced above in note 12(e), has been reduced from $124.5 million to approximately $92.8 million.
      (c) In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total contract price of approximately $1 billion. Teekay Shipping Corporation is entering into these transactions with Qatar Gas Transport Company, which has taken a 60% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its ownership interest in these vessels and related charter contracts.

CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
OF
TEEKAY SHIPPING SPAIN S.L.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of
TEEKAY SHIPPING SPAIN S.L.
      We have audited the accompanying consolidated balance sheets of Teekay Shipping Spain S.L. (formerly Naviera F. Tapias S.A.) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income (loss), changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Spain S.L. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
February 28, 2005

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(See Basis of Presentation — Note 1)

	Years Ended December 31,		Four Months	Eight Months
			Ended	Ended
	2002	2003	April 30, 2004	December 31, 2004

	(in thousands of U.S. Dollars)
VOYAGE REVENUES	$59,866	$86,709	$40,718	$83,115

OPERATING EXPENSES
Voyage expenses	5,334	4,911	1,842	3,090
Vessel operating expenses	16,104	26,440	10,302	20,315
Depreciation and amortization	17,689	23,390	8,585	26,275
General and administrative	6,501	8,799	2,103	4,300

Total operating expenses	45,628	63,540	22,832	53,980

Income from vessel operations	14,238	23,169	17,886	29,135

OTHER ITEMS
Interest expense	(18,109)	(34,862)	(21,475)	(40,560)
Interest income	5,248	8,431	8,692	13,426
Foreign currency exchange gain (loss) (note 7)	(44,310)	(71,502)	18,010	(34,149)
Interest rate swaps gain (loss) (note 13)	(71,400)	14,715	3,985	—
Other income (loss) — net (note 12)	563	617	(10,934)	3,361

Total other items	(128,008)	(82,601)	(1,722)	(57,922)

Net income (loss)	$(113,770)	$(59,432)	$16,164	$(28,787)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(See Basis of Presentation — Note 1)

	As at December 31,

	2003	2004

	(in thousands of U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$21,328	$154,203
Restricted cash — current (note 3)	73,894	82,387
Accounts receivable	17,682	7,197
Prepaid expenses and other assets	2,145	3,449

Total current assets	115,049	247,236

Marketable securities — long term (note 5)	1,205	—
Restricted cash — long term (note 3)	324,144	352,725
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $5,829 (December 31, 2003 — $92,171)	220,643	366,334
Vessels under capital leases, at cost, less accumulated depreciation of $4,233 (December 31, 2003 — $18,663) (note 3)	256,504	397,932
Advances on newbuilding contracts (note 14)	125,403	49,165

Total vessels and equipment	602,550	813,431

Other assets	26,133	20,394
Intangible assets — net (note 6)	—	178,457
Goodwill (note 6)	—	39,279

Total assets	$1,069,081	$1,651,522

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current
Accounts payable	$5,881	$11,410
Accrued liabilities	1,644	8,301
Advance from affiliate (note 8)	—	111,814
Current portion of long-term debt (note 7)	53,242	22,368
Current obligation under capital leases (note 3)	62,684	80,956

Total current liabilities	123,451	234,849
Long-term debt (note 7)	690,447	764,758
Long-term obligation under capital leases (note 3)	323,053	332,417
Other long-term liabilities (note 9)	96,415	134,848

Total liabilities	1,233,366	1,466,872

Commitments and contingencies (note 14)
Minority interest	524	—
Stockholders’ equity (deficit)
Capital stock (note 10)	1,580	1,580
Additional paid in capital (note 1)	—	439,978
Accumulated deficit	(165,584)	(213,230)
Accumulated other comprehensive loss	(805)	(43,678)

Total stockholders’ equity (deficit)	(164,809)	184,650

Total liabilities and stockholders’ equity (deficit)	$1,069,081	$1,651,522

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(See Basis of Presentation — Note 1)

	Years Ended December 31,		Four Months	Eight Months
			Ended	Ended
	2002	2003	April 30, 2004	December 31, 2004

	(in thousands of U.S. Dollars)
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income (loss)	$(113,770)	$(59,432)	$16,164	$(28,787)
Non-cash items:
Depreciation and amortization	17,689	23,390	8,585	26,275
Gain on sale of vessels and equipment	—	—	—	(3,428)
Gain on sale of marketable securities	(490)	(1,576)	(85)	—
Loss on sale of other assets	—	—	11,922	—
Deferred income tax expense (recovery)	1,818	1,634	(1,131)	(4,398)
Foreign currency exchange loss (gain)	43,314	68,897	(16,525)	31,144
Interest rate swap loss (gain)	71,400	(14,715)	(3,985)	—
Other — net	1,188	4,594	(1,048)	(15,275)
Change in non-cash working capital items related to operating activities (note 15)	253	237	911	5,935
Expenditures for drydocking	(984)	(4,711)	—	(4,085)

Net operating cash flow	20,418	18,318	14,808	7,381

FINANCING ACTIVITIES
Proceeds from long-term debt	232,829	211,089	2,359	131,368
Long-term debt issuance costs	(4,289)	—	—	—
Scheduled repayments of long-term debt	(28,946)	(291,730)	(9,899)	(60,644)
Scheduled repayments of capital lease obligations	(6,425)	(4,115)	(1,777)	(64,950)
Prepayments of long-term debt	—	—	(20,575)	(41,316)
Advance from affiliate	—	—	—	111,817
Proceeds from government grants	—	49,215	—	—
Decrease (increase) in restricted cash	(16,853)	(242,075)	—	19,370
Other	—	—	4,046	—

Net financing cash flow	176,316	(277,616)	(25,846)	95,645

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(186,755)	(133,628)	(5,522)	(83,703)
Purchase of Naviera F. Tapias Gas S.A. (net of cash acquired of $5,140) (note 11b)	(11,039)	(4,515)	—	—
Proceeds from sale of vessels and equipment	—	399,234	—	123,689
Proceeds from sale of marketable securities	451	3,929	899	—
Proceeds from sale of other assets	—	—	6,251	—
Other	(1,875)	(2,254)	(727)	—

Net investing cash flow	(199,218)	262,766	901	39,986

Increase (decrease) in cash and cash equivalents	(2,484)	3,468	(10,137)	143,012
Cash and cash equivalents, beginning of the year	20,344	17,860	21,328	11,191

Cash and cash equivalents, end of the year	$17,860	$21,328	$11,191	$154,203

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(See Basis of Presentation — Note 1)

				Retained	Accumulated		Total
	Number of		Additional	Earnings	Other		Stockholders’
	Common	Common	Paid in	(Accumulated	Comprehensive	Comprehensive	Equity
	Shares	Stock	Capital	Deficit)	Loss	Income (Loss)	(Deficit)

	(in thousands of U.S. dollars, except for share data)
Balance as at December 31, 2001	18,425	$1,580	$—	$28,370	$(101)		$29,849

Net loss				(113,770)		$(113,770)	(113,770)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities					(1,750)	(1,750)	(1,750)
Reclassification adjustment for loss on available-for-sale securities included in net loss					318	318	318

Comprehensive loss						(115,202)

Purchase of Naviera F. Tapias Gas S.A. (note 11b)				(20,752)			(20,752)

Balance as at December 31, 2002	18,425	1,580	—	(106,152)	(1,533)		(106,105)

Net loss				(59,432)		(59,432)	(59,432)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities					(296)	(296)	(296)
Reclassification adjustment for loss on available-for-sale securities included in net loss					1,024	1,024	1,024

Comprehensive loss						(58,704)

Balance as at December 31, 2003	18,425	1,580	—	(165,584)	(805)		(164,809)

Net income				16,164		16,164	16,164
Other comprehensive income:
Unrealized gain on available-for-sale securities					467	467	467
Reclassification adjustment for gain on available-for-sale securities included in net income					(55)	(55)	(55)

Comprehensive income						16,576

Sale of unrelated businesses (note 1)				4,047			4,047

Balance as at April 30, 2004	18,425	1,580	—	(145,373)	(393)		(144,186)

Net loss				(28,787)		(28,787)	(28,787)
Other comprehensive income:
Unrealized loss on derivative instruments (note 13)					(57,444)	(57,444)	(57,444)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)					13,766	13,766	13,766
Reclassification adjustment for loss on available-for-sale securities included in net loss					393	393	393

Comprehensive loss						$(72,072)

Revaluation of assets and liabilities (note 1)			439,978				439,978
Transfer of Suezmax purchase obligations (note 11d)				(43,961)			(43,961)
Sale of Granada Spirit (note 11e)				4,891			4,891

Balance as at December 31, 2004	18,425	$1,580	$439,978	$(213,230)	$(43,678)		$184,650

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation
      On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l., acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain or the Company). Teekay Spain is engaged in the marine transportation of crude oil and liquefied natural gas (or LNG). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The financial statements for the four months ended April 30, 2004 reflect the period in 2004 prior to the acquisition of Teekay Spain. The results for the eight months ended December 31, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of the Company at their fair values on the date of acquisition. The amount of the revaluation was $440.0 million and is presented as additional paid-in capital.
      Prior to the acquisition, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The consolidated financial statements do not include the results of these three unrelated businesses. Proceeds received by the Company from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then controlling stockholder marketable securities, real estate, a yacht and other assets (see Note 12). The consolidated financial statements include the results of these assets.
      The consolidated financial statements include the accounts of Teekay Spain and its majority-owned subsidiaries but exclude the results of the three unrelated businesses referred to above. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon consolidation.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      The following table summarizes the fair value of the assets and liabilities of the Company at April 30, 2004.

ASSETS
Cash, cash equivalents and short-term restricted cash	$85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash — long term	311,664
Other assets — long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted average remaining useful life of 19.2 years)	183,052
Goodwill — non-tax deductible ($3.6 million Suezmax tanker segment and $35.7 million LNG carrier segment)	39,279

Total assets acquired	$1,463,796

LIABILITIES
Current liabilities	$98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	$298,185

      On November 3, 2004, Teekay LNG Partners, L.P. (or the Partnership) was formed to ultimately own and operate the LNG and Suezmax crude oil marine transportation businesses currently conducted by the Company and to undertake an initial public offering. At the closing of the initial public offering of the Partnership, which is expected to occur in the first half of 2005, the shares of Teekay Luxembourg S.a.r.l. and its subsidiary, Teekay Spain, and other assets will be contributed to the Partnership in exchange for a portion of the common units and all of the subordinated units of the Partnership and the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

Reporting currency
      The consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses
      The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned or recognized in subsequent periods.
      Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred.

Cash and cash equivalents
      The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
      Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 totaled $30.2 million, $39.7 million, $14.7 million and $42.3 million, respectively.

Marketable securities
      The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of other comprehensive income (loss), net of tax.

Vessels and equipment
      All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased to the standards required to properly service the Company’s customers are capitalized. The governmental grants relate to the purchase of certain vessels on the condition that they are built in Spain.
      Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 totaled $16.9 million, $21.4 million, $7.8 million and $19.0 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.
      Interest costs capitalized to vessels and equipment for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 totaled $14.3 million, $14.0 million, $2.6 million and $2.6 million, respectively.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital lease are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such a case, the Company would recognize a loss in the amount by which book value exceeds fair value.
      Generally, the Company drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 totaled $0.8 million, $2.0 million, $0.8 million and $1.1 million, respectively.
      The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.

Loan costs
      Loan costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Goodwill and intangible assets
      Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently as impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.
      The Company’s intangible assets, which consist of time-charter contracts acquired as part of the purchase of Teekay Spain, are amortized on a straight-line basis over the term of the time charters.

Derivative instruments
      The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities.
      Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 13).

Income taxes
      The income the Company receives with respect to its Spanish-flagged vessels is subject to tax in Spain at a rate of 35% (see Note 12). The Company’s Spanish-flagged vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Company is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of the Spanish-flagged vessels. Included in other assets are deferred income tax assets of $1.7 million and $7.9 million at December 31, 2003 and 2004, respectively. Taxes paid during the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004 totaled $0.4 million, $1.3 million, $0.1 million and $1.1 million, respectively. The Company accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes.

Comprehensive income (loss)
      The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

2.	Segment Reporting
      The Company is engaged in the international marine transportation of crude oil and LNG through the ownership and operation of its Suezmax tanker and LNG carrier fleet.
      The Company has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Company’s Suezmax tanker segment consists of conventional crude oil tankers operating either on fixed-rate time-charter contracts or on the spot market. The Company’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
      The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Company’s consolidated voyage revenues during the periods presented. Each of the customers is an international energy company.

	Year Ended December 31,
					Four Months		Eight Months
					Ended		Ended
	2002		2003		April 30, 2004		December 31, 2004

	(dollars in millions)
Customer 1 — Suezmax tanker segment	$42.9	(72)%	$41.1	(47)%	$15.4	(38)%	$29.7	(36)%
Customer 2 — LNG carrier segment	*		9.8	(11)	8.5	(21)	17.3	(21)
Customer 3 — LNG carrier segment	*		22.8	(26)	7.5	(18)	15.2	(18)
Customer 4 — LNG carrier segment	*		*		*		10.8	(13)

*	Customer accounted for less than 10% of the Company’s consolidated voyage revenues.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
     The following tables present results for these segments for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the eight months ended December 31, 2004.

	Suezmax
	Tanker	LNG Carrier
Year ended December 31, 2002	Segment	Segment	Total

Voyage revenues	$54,418	$5,448	$59,866
Voyage expenses	5,319	15	5,334
Vessel operating expenses	15,789	315	16,104
Depreciation and amortization	16,579	1,110	17,689
General and administrative(1)	6,237	264	6,501

Income from vessel operations	$10,494	$3,744	$14,238

Total assets at December 31, 2002	$215,139	$596,269	$811,408
Expenditures for vessels and equipment	2,385	184,370	186,755

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Suezmax
	Tanker	LNG Carrier
Year ended December 31, 2003	Segment	Segment	Total

Voyage revenues	$54,102	$32,607	$86,709
Voyage expenses	4,788	123	4,911
Vessel operating expenses	20,584	5,856	26,440
Depreciation and amortization	17,760	5,630	23,390
General and administrative(1)	7,116	1,683	8,799

Income from vessel operations	$3,854	$19,315	$23,169

Total assets at December 31, 2003	$209,329	$791,259	$1,000,588
Expenditures for vessels and equipment	7,220	126,408	133,628

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Suezmax
	Tanker	LNG Carrier
Four months ended April 30, 2004	Segment	Segment	Total

Voyage revenues	$24,708	$16,010	$40,718
Voyage expenses	1,809	33	1,842
Vessel operating expenses	7,196	3,106	10,302
Depreciation and amortization	6,047	2,538	8,585
General and administrative(1)	1,577	526	2,103

Income from vessel operations	$8,079	$9,807	$17,886

Expenditures for vessels and equipment	$5,039	$483	$5,522

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Suezmax
	Tanker	LNG Carrier
Eight months ended December 31, 2004	Segment	Segment	Total

Voyage revenues	$39,730	$43,385	$83,115
Voyage expenses	2,869	221	3,090
Vessel operating expenses	12,806	7,509	20,315
Depreciation and amortization	13,422	12,853	26,275
General and administrative(1)	2,889	1,411	4,300

Income from vessel operations	$7,744	$21,391	$29,135

Total assets at December 31, 2004	$55,421	$1,423,191	$1,478,612
Expenditures for vessels and equipment	48,989	34,714	83,703

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
     A reconciliation of total segment assets to total assets presented in the consolidated balance sheet is as follows:

	December 31,

	2003	2004

Total assets of all segments	$1,000,588	$1,478,612
Cash, cash equivalents and marketable securities	22,533	154,203
Accounts receivable and other assets	45,960	18,707

Consolidated total assets	$1,069,081	$1,651,522

3.	Capital Lease Obligations and Restricted Cash

Capital Leases
      As at December 31, 2004, the Company was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2002, 2003 and 2004, the weighted-average interest rates implicit in the Spanish tax leases were 5.6%, 5.4% and 5.7%, respectively. As at December 31, 2004, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($497.7 million) (including imputed interest of 61.9 million Euros, or $84.4 million), repayable as follows:

Year	Commitment

2005	77.1 million Euros ($105.0 million)
2006	123.2 million Euros ($167.8 million)
2007	23.3 million Euros ($31.7 million)
2008	24.4 million Euros ($33.3 million)
2009	25.6 million Euros ($34.9 million)
Thereafter	91.7 million Euros ($124.9 million)

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and will be amortized over the remaining estimated useful life of the vessels.

Restricted Cash
      Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the present value of the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease periods). This amount was 308.6 million Euros ($389.8 million) as at December 31, 2003 and 309.5 million Euros ($421.6 million) as at December 31, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 7) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rate implicit in the Spanish tax leases. As at December 31, 2002, 2003 and 2004, the weighted-average interest rates earned on the deposits were 5.6%, 5.4% and 5.3%, respectively.
      The Company also maintains cash on deposit relating to certain term loans, which cash totaled $8.2 million and $13.5 million as at December 31, 2003 and 2004, respectively.

4.	Operating Leases
      As at December 31, 2004, the Company was a party to operating leases on four Suezmax tankers. On December 30, 2004, the Company transferred its obligation to purchase these vessels at the end of their respective lease terms to Teekay Luxembourg S.a.r.l. (see Note 11(d)). Prior to that time, the Company accounted for the leases as capital leases. As at December 31, 2004, the commitments under these operating leases approximated $54.0 million, payable as follows:

Year	Commitment

2005	$21.0 million
2006	17.9 million
2007	3.9 million
2008	3.9 million
2009	3.8 million
Thereafter	3.5 million

5.	Investments in Marketable Securities

		Gross	Approximate
		Unrealized	Market and
	Cost	Losses	Carrying Values

December 31, 2003
Marketable securities — long term	$1,846	$641	$1,205
December 31, 2004
Marketable securities — long term	—	—	—
      Marketable securities — long term primarily represents investments in certain Spanish public companies.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

6.	Intangible Assets and Goodwill
      As at December 31, 2004, intangible assets consisted of:

Weighted-
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

(years)
Time-charter contracts	19.2	$182,552	$4,095	$178,457
      All intangible assets were recognized on April 30, 2004 (see Note 1). Aggregate amortization expense of intangible assets for the eight months ended December 31, 2004 was approximately $6.2 million. Concurrent with the sale of two Suezmax tankers during 2004, the Company wrote off the remaining book value of the two related time-charter agreements with an accumulated amortization of $2.1 million. The Company’s intangible assets are being amortized on a straight-line basis over the term of the time charters. Amortization of intangible assets for the five years subsequent to December 31, 2004 is expected to be $9.3 million (2005), $9.1 million (2006), $9.1 million (2007), $9.1 million (2008) and $9.1 million (2009).
      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 for the Company’s reporting segments, are as follows:

	Suezmax	LNG
	Tanker	Carrier
	Segment	Segment	Total

Balance as at December 31, 2003	—	—	—
Goodwill acquired (note 1)	$3,648	$35,631	$39,279

Balance as at December 31, 2004	3,648	35,631	39,279

7.	Long-Term Debt

	As at December 31,

	2003	2004

U.S. Dollar-denominated Term Loans due through 2022	$371,334	$343,390
Euro-denominated Term Loans due through 2025	372,355	443,736

Total, including current portion	743,689	787,126
Less current portion	53,242	22,368

Total	$690,447	$764,758

      The Company has several term loans outstanding, which, as at December 31, 2004, totaled $343.4 million of U.S. Dollar-denominated loans and 325.8 million Euros ($443.7 million) of Euro-denominated loans. A portion of these loans ($421.6 million) were used to make restricted cash deposits that fully fund payments under capital leases (see Note 3).
      All Euro-denominated term loans and advances from affiliates (see Note 8) are revalued at the end of year using the then-prevailing Euro/ U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized foreign currency exchange losses of $44.3 million, $71.5 million and $34.1 million in the years ended December 31, 2002 and 2003 and the eight months ended December 31, 2004, and foreign exchange gains of $18.0 million in the four months ended April 30, 2004.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      Interest payments on the U.S. Dollar-denominated term loans are based on LIBOR (December 31, 2003 — 1.2%; December 31, 2004 — 2.4%) plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR (December 31, 2003 — 2.2%; December 31, 2004 — 2.1%) plus a margin. At December 31, 2003 and 2004, these margins ranged between 0.5% and 1.3%.
      The weighted-average effective interest rate for debt outstanding at December 31, 2004 was 3.7% (U.S. Dollar-denominated debt) and 3.4% (Euro-denominated debt). These rates do not reflect the effect of interest rate swaps that the Company has used to hedge certain of its floating-rate debt (see Note 13).
      The term loans reduce in monthly payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.
      The aggregate annual long-term debt principal repayments required to be made for the years subsequent to December 31, 2004 are $22.4 million (2005), $16.4 million (2006), $17.6 million (2007), $19.0 million (2008), $152.0 million (2009) and $559.7 million (thereafter).
      The Company’s term loans contain restrictive covenants including, in some cases, requirements to maintain restricted cash deposits, unencumbered liquidity and minimum tangible net worth.

8.	Advance from Affiliate
      In December 2004, the Company’s direct parent company, Teekay Spain, S.L. (a subsidiary of Teekay Luxembourg S.a.r.l.), made a loan to it totaling 82.1 million Euros ($111.8 million). These funds will be used to prepay debt associated with two of the Company’s LNG carriers. This unsecured note bears interest based on EURIBOR plus a margin of 2.09%. As at December 31, 2004, the weighted-average interest rate outstanding on the loan was 4.4%. For the eight months ended December 31, 2004, total interest expense incurred on the loan was 0.1 million Euros ($0.1 million). The loan is repayable on the earlier of December 31, 2009 and 30 business days from demand.

9.	Fair Value of Financial Instruments
      Carrying amounts of all financial instruments approximate fair market value at the applicable date.
      The estimated fair market value of the Company’s financial instruments was as follows:

	December 31,

	2003		2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents and restricted cash	$420,571	$420,571	$589,315	$589,315
Long-term debt (including capital lease obligations)	1,129,426	1,129,426	1,200,499	1,200,499
Derivative instruments (note 13) — Interest rate swap agreements	96,415	96,415	134,848	134,848

10.	Capital Stock
      The authorized capital stock of Teekay Spain at December 31, 2003 and 2004 was 18,425 shares of common stock, with a par value of 60.10 Euros per share. As at December 31, 2003 and 2004, Teekay Spain had 18,425 shares of common stock issued and outstanding.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

11.	Related Party Transactions
      (a) Payments made by the Company to companies owned by former members of the Company’s board of directors for consulting services and miscellaneous office expenses for the years ended December 31, 2002 and 2003 totaled $0.1 million and $0.1 million, respectively.
      (b) On December 20, 2002, the Company purchased Naviera F. Tapias Gas S.A. (or NFT Gas) from the controlling stockholder of the Company for 20.0 million Euros ($21.0 million). All assets and liabilities of NFT Gas have been presented at their historical values. The excess of the amount paid over the net assets of NFT Gas on the date of acquisition ($20.7 million) was accounted for as an equity distribution.
      (c) In December 2004, the Company’s direct parent company, Teekay Spain, S.L., made an interest-bearing loan to the Company totaling 82.1 million Euros ($111.8 million) (see Note 8).
      (d) In December 2004, the Company transferred its obligation to purchase four Suezmax tankers at the end of their respective lease terms to Teekay Luxembourg S.a.r.l. The resulting loss of $44.0 million has been accounted for as an equity distribution.
      (e) In December 2004, the Company sold the Granada Spirit (a single-hulled Suezmax tanker) to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million has been accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. The Company’s subsidiary operated the vessel on the spot market until it was sold.

12.	Other Income (Loss) — net

	Year Ended
	December 31,		Four Months	Eight Months
			Ended	Ended
	2002	2003	April 30, 2004	December 31, 2004

Gain on sale of vessels and equipment	$—	$—	$—	$3,428
Gain on sale of marketable securities	490	1,576	85	—
Loss on sale of other assets (note 1)	—	—	(11,922)	—
Income tax recovery (expense)	(2,164)	(3,033)	645	51
Miscellaneous	2,237	2,074	258	(118)

Total	$563	$617	$(10,934)	$3,361

13.	Derivative Instruments and Hedging Activities
      The Company uses derivatives only for hedging purposes.
      As at December 31, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Weighted-
			Average	Fixed
	Interest Rate	Principal	Remaining	Interest
	Index	Amount	Term	Rate(1)

			(years)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	$328,459	21.4	6.7%
Euro-denominated interest rate swaps(3)	EURIBOR	442,401	19.4	5.9

(1)	Excludes the margin the Company pays on its floating-rate debt (see Note 7).

(2)	Principal amount reduces monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amount reduces monthly to 70.1 million Euros ($95.5 million) by the maturity dates of the swap agreements.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      Although these interest rate swaps are being used to hedge the interest rate risk on certain debt described in Note 7, the Company had not designated them as hedges under current U.S. accounting guidelines prior to April 30, 2004. Consequently, any change in fair value of these swaps prior to April 30, 2004 was recorded in earnings of the period in which the change in value occurred. During the years ended December 31, 2002 and 2003, and the four months ended April 30, 2004, the Company incurred a loss of $71.4 million and gains of $14.7 million and $4.0 million, respectively, due to the change in fair value of its interest rate swaps. Subsequent to April 30, 2004, changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Company considers the risk of loss due to nonperformance to be minimal. The Company requires no collateral from these institutions.

14.	Commitments and Contingencies
      As at December 31, 2004, the Company was committed to the construction of two Suezmax tankers scheduled for delivery in March 2005 and July 2005, at a total cost of approximately $95.1 million, excluding capitalized interest. As at December 31, 2004, payments made towards these commitments totaled $14.3 million, excluding capitalized interest and miscellaneous construction costs. Long-term financing arrangements existed for $42.8 million of the unpaid cost of these vessels. The Company intends to sell upon delivery the vessel to which the remaining unpaid amount of $38.0 million relates, but may in the interim finance the remaining unpaid amount through incremental debt or equity or surplus cash balances, or a combination thereof (see Note 16). As at December 31, 2004, the remaining payments required to be made under the newbuilding contracts were $80.8 million in 2005.

15.	Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended		Four Months	Eight Months
	December 31,		Ended	Ended
			April 30,	December 31,
	2002	2003	2004	2004

Accounts receivable	$(493)	$825	$2,123	$(4,125)
Prepaid expenses and other assets	(646)	(186)	(2,156)	(727)
Accounts payable	1,285	(770)	1,151	5,051
Accrued liabilities	107	368	(207)	5,736

Total	$253	$237	$911	$5,935

16.	Subsequent Events
      In early 2005, the Company completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation not organized in Spain for $70.0 million.

CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
OF
TEEKAY LUXEMBOURG S.A.R.L.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder of
TEEKAY LUXEMBOURG S.A.R.L.
      We have audited the accompanying consolidated balance sheet of Teekay Luxembourg S.a.r.l. and subsidiaries as of December 31, 2004, and the related consolidated statement of loss, changes in stockholder deficit and cash flows for the nine months ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Luxembourg S.a.r.l. and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for the nine months ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
February 28, 2005

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF LOSS

Nine Months
Ended
December 31, 2004

(in thousands of
U.S. Dollars)
VOYAGE REVENUES	$83,115

OPERATING EXPENSES
Voyage expenses	3,090
Vessel operating expenses	20,315
Depreciation and amortization	26,275
General and administrative	4,375

Total operating expenses	54,055

Income from vessel operations	29,060

OTHER ITEMSInterest expense (notes 6 and 7)	(50,485)
Interest income	13,519
Foreign currency exchange loss (note 6)	(78,831)
Other income — net (note 11)	2,342

Total other items	(113,455)

Net loss	$(84,395)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

As at
December 31, 2004

(in thousands of
U.S. dollars)
ASSETS (note 7)
Current
Cash and cash equivalents	$156,410
Restricted cash — current (note 4)	82,387
Accounts receivable	7,197
Prepaid expenses and other assets	3,449

Total current assets	249,443

Restricted cash — long term (note 4)	352,725
Vessels and equipment (note 6)
At cost, less accumulated depreciation of $5,829	366,334
Vessels under capital leases, at cost, less accumulated depreciation of $9,597 (note 4)	629,569
Advances on newbuilding contracts (note 13)	49,165

Total vessels and equipment	1,045,068

Other assets	20,394
Intangible assets — net (note 5)	178,457
Goodwill (note 5)	39,279

Total assets	$1,885,366

LIABILITIES AND STOCKHOLDER DEFICIT
Current
Accounts payable	$11,411
Accrued liabilities	19,222
Current portion of long-term debt (note 6)	22,368
Current obligation under capital leases (note 4)	87,687
Advances from affiliate (note 7)	454,713

Total current liabilities	595,401
Long-term debt (note 6)	764,758
Long-term obligation under capital leases (note 4)	513,361
Other long-term liabilities (note 9)	134,848

Total liabilities	2,008,368

Commitments and contingencies (note 13)
Stockholder deficit
Capital stock (note 9)	180
Accumulated deficit	(79,504)
Accumulated other comprehensive loss	(43,678)

Total stockholder deficit	(123,002)

Total liabilities and stockholder deficit	$1,885,366

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

Nine Months
Ended
December 31, 2004

(in thousands of
U.S. dollars)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	$(84,395)
Non-cash items:
Depreciation and amortization	26,275
Gain on sale of vessels and equipment	(3,428)
Deferred income tax	(4,398)
Foreign currency exchange loss	77,705
Other — net	(5,125)
Change in non-cash working capital items related to operating activities (note 14)	7,719
Expenditures for drydocking	(4,085)

Net operating cash flow	10,268

FINANCING ACTIVITIES
Proceeds from long-term debt	131,368
Scheduled repayments of long-term debt	(60,644)
Scheduled repayments of capital lease obligations	(64,950)
Prepayments of long-term debt	(41,316)
Proceeds from issuance of Common Stock	180
Advances from affiliate	409,141
Decrease in restricted cash	19,370

Net financing cash flow	393,149

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(83,703)
Purchase of Teekay Shipping Spain, S.L. net of cash acquired of $11,191 (note 2)	(286,993)
Proceeds from sale of vessels and equipment	123,689

Net investing cash flow	(247,007)

Increase in cash and cash equivalents	156,410
Cash and cash equivalents, beginning of the period	—

Cash and cash equivalents, end of the period	$156,410

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER DEFICIT

				Accumulated
	Number of			Other		Total
	Common	Common	Accumulated	Comprehensive	Comprehensive	Stockholder
	Shares	Stock	Deficit	Loss	Loss	Deficit

	(in thousands of U.S. dollars, except number of common shares)
Balance as at April 7, 2004	—	$—	$—	$—		$—

Issuance of common stock	1,500	180				180
Net loss			(84,395)		$(84,395)	(84,395)
Other comprehensive income:
Unrealized loss on derivative instruments (note 12)				(57,444)	(57,444)	(57,444)
Reclassification adjustment for loss on derivative instruments included in net loss (note 12)				13,766	13,766	13,766

Comprehensive loss					$(128,073)

Sale of Granada Spirit (note 10)			4,891			4,891

Balance as at December 31, 2004	1,500	$180	$(79,504)	$(43,678)		$(123,002)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation
      On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l., acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Spain is engaged in the marine transportation of crude oil and liquefied natural gas (or LNG). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus assumption of debt and remaining newbuilding commitments.
      The consolidated financial statements include the accounts of Teekay Luxembourg S.a.r.l., which was incorporated under the laws of Luxembourg on April 7, 2004, and its wholly owned or controlled subsidiaries (collectively, the Company). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon consolidation.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      On November 3, 2004, Teekay LNG Partners, L.P. (or the Partnership) was formed to ultimately own and operate the LNG and Suezmax crude oil marine transportation businesses currently conducted by the Company and to undertake an initial public offering. At the closing of the initial public offering of the Partnership, which is expected to occur in the first half of 2005, the shares of Teekay Luxembourg S.a.r.l. and its subsidiary, Teekay Spain, and other assets will be contributed to the Partnership in exchange for a portion of the common units and all of the subordinated units of the Partnership and the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

Reporting currency
      The consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company’s primarily economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of loss.

Operating revenues and expenses
      The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
voyage. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheet reflects the deferred portion of revenues and expenses, which will be earned or recognized in subsequent periods.
      Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred.

Cash and cash equivalents
      The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
      Cash interest paid during the nine months ended December 31, 2004 totaled $42.3 million.

Vessels and equipment
      All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased to the standards required to properly service the Company’s customers are capitalized. The governmental grants relate to the purchase of certain vessels on the condition that they are built in Spain.
      Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the nine months ended December 31, 2004 was $19.0 million. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.
      Interest costs capitalized to vessels and equipment for the nine months ended December 31, 2004 were $2.6 million.
      Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.
      Generally, the Company drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the nine months ended December 31, 2004 was $1.1 million.
      The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.

Loan costs
      Loan costs, including fees, commissions and legal expenses are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Goodwill and intangible assets
      Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.
      The Company’s intangible assets, which consist of time-charter contracts acquired as part of the purchase of Teekay Spain, are amortized on a straight-line basis over the term of the time charters.

Derivative instruments
      The Company utilizes derivative financial instruments to reduce interest rate risk and does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133. Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.
      Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 12).

Income taxes
      The income the Company receives with respect to its Spanish-flagged vessels is subject to tax in Spain at a rate of 35% (see Note 11). The Company’s Spanish-flagged vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Company is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This credit does not apply to gains from vessel dispositions. This effectively results in an income tax rate of 3.5% on income from the operation of the Spanish-flagged vessels. Included in other assets are deferred income tax assets of $7.9 million at December 31, 2004. Taxes paid during the nine-month period ended December 31, 2004 totaled $2.0 million. The Company accounts for these taxes using the liability method

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
pursuant to SFAS No. 109, Accounting for Income Taxes. The Company may also pay a minimal amount of tax in Luxembourg, resulting from interest earned on multi-jurisdictional inter-company loans.

Comprehensive income (loss)
      The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

2.	Acquisition of Teekay Shipping Spain, S.L.
      On April 30, 2004, the Company acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management believes the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.
      As at December 31, 2004, the Company’s LNG fleet consisted of four vessels. All four vessels were contracted under long-term, fixed-rate time charters to international Spanish energy companies. As at December 31, 2004, the Company’s conventional crude oil tanker fleet consisted of four Suezmax tankers and two Suezmax newbuildings scheduled for delivery in 2005. All four Suezmax tankers and one of the newbuildings were contracted under long-term, fixed-rate time charters with a major Spanish oil company. One of the newbuildings will be sold on delivery (see Note 15).
      The following table summarizes the fair value of the assets and liabilities of Tapias at April 30, 2004.

ASSETS
Cash, cash equivalents and short-term restricted cash	$85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash — long term	311,664
Other assets — long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted average remaining useful life of 19.2 years)	183,052
Goodwill — non-tax deductible ($3.6 million fixed-rate tanker segment, and $35.7 million fixed-rate LNG segment)	39,279

Total assets acquired	$1,463,796

LIABILITIES
Current liabilities	$98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	$298,185

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

3.	Segment Reporting
      The Company is engaged in the international marine transportation of crude oil and LNG through the ownership and operation of its Suezmax tanker and LNG carrier fleet.
      The Company has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Company’s Suezmax tanker segment consists of conventional crude oil tankers operating either on fixed-rate time-charter contracts or on the spot market. The Company’s LNG carrier segment consists of LNG carriers subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
      Four customers, all international energy companies, accounted for 36% ($29.7 million — Suezmax tanker segment), 21% ($17.3 million — LNG carrier segment), 18% ($15.2 million — LNG carrier segment), and 13% ($10.8 million — LNG carrier segment) of the Company’s consolidated voyage revenues during the nine months ended December 31, 2004. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the nine months ended December 31, 2004.
      The following table presents results for these segments for the nine months ended December 31, 2004. The table includes the results of Teekay Spain following its acquisition on April 30, 2004.

	Suezmax
	Tanker	LNG Carrier
Nine Months Ended December 31, 2004	Segment	Segment	Total

Voyage revenues	$39,730	$43,385	$83,115
Voyage expenses	2,869	221	3,090
Vessel operating expenses	12,806	7,509	20,315
Depreciation and amortization	13,422	12,853	26,275
General and administrative(1)	2,939	1,436	4,375

Income from vessel operations	$7,694	$21,366	$29,060

Total assets at December 31, 2004	$287,058	$1,423,191	$1,710,249
Expenditures for vessels and equipment	48,989	34,714	83,703

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
      A reconciliation of total segment assets to total assets presented in the consolidated balance sheet is as follows:

December 31, 2004

Total assets of all segments	$1,710,249
Cash and cash equivalents	156,410
Accounts receivable and other assets	18,707

Consolidated total assets	$1,885,366

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

4.	Capital Lease Obligations and Restricted Cash

Capital Leases
      Suezmax Tankers. As at December 31, 2004, the Company was a party to capital leases on four Suezmax tankers. Under the terms of the lease arrangements — which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters — the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at December 31, 2004, the commitments under these capital leases, including the purchase obligations, approximated $221.2 million (including imputed interest of $33.6 million), repayable as follows:

Year	Commitment

2005	$21.0 million
2006	145.8 million
2007	3.9 million
2008	3.9 million
2009	3.8 million
Thereafter	42.8 million
      LNG Carriers. As at December 31, 2004, the Company was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2004, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at December 31, 2004, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($497.6 million) (including imputed interest of 61.9 million Euros, or $84.4 million), repayable as follows:

Year	Commitment

2005	77.1 million Euros ($105.0 million)
2006	123.2 million Euros ($167.8 million)
2007	23.3 million Euros ($31.7 million)
2008	24.4 million Euros ($33.3 million)
2009	25.6 million Euros ($34.9 million)
Thereafter	91.7 million Euros ($124.9 million)
      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and will be amortized over the remaining estimated useful life of the vessels.

Restricted Cash
      Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease periods). This amount was 309.5 million Euros ($421.6 million) as at December 31, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 6) and a Spanish government grant. The interest rates earned on the deposits approximates the interest rate implicit in the Spanish tax leases. As at December 31, 2004, the weighted-average interest rate earned on the deposits was 5.3%.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
      The Company also maintains cash on deposit in respect of certain term loans, which cash totaled $13.5 million as at December 31, 2004.

5.	Intangible Assets and Goodwill
      As at December 31, 2004, intangible assets consisted of:

Weighted-
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

(years)
Time-charter contracts	19.2	$182,552	$4,095	$178,457
      All intangible assets were recognized on April 30, 2004 (see Note 2). Aggregate amortization expense of intangible assets for the nine months ended December 31, 2004 was approximately $6.2 million. Concurrent with the sale of two Suezmax tankers during 2004, the Company wrote off the remaining book value of the two related time-charter agreements with an accumulated amortization of $2.1 million. The Company’s intangible assets are being amortized on a straight-line basis over the term of the time charters. Amortization of intangible assets for the five years subsequent to December 31, 2004 is expected to be $9.3 million (2005), $9.1 million (2006), $9.1 million (2007), $9.1 million (2008) and $9.1 million (2009).
      The changes in the carrying amount of goodwill for the nine months ended December 31, 2004 for the Company’s reporting segments, are as follows:

	Suezmax
	Tanker	LNG Carrier
	Segment	Segment	Total

Balance as of April 7, 2004	—	—	—
Goodwill acquired (note 2)	$3,648	$35,631	$39,279

Balance as of December 31, 2004	$3,648	$35,631	$39,279

6.	Long-Term Debt

As at
December 31,
2004

U.S. Dollar-denominated Term Loans due through 2022	$343,390
Euro-denominated Term Loans due through 2025	443,736

Total, including current portion	787,126
Less current portion	22,368

Total	$764,758

      The Company has several term loans outstanding, which, as at December 31, 2004, totaled $343.4 million of U.S. Dollar-denominated loans and 325.8 million Euros ($443.7 million) of Euro-denominated loans. A portion of the loans ($421.6 million) were used to make restricted cash deposits that fully fund payments under capital leases (see Note 4).
      All Euro-denominated term loans and advances from affiliates (see Note 7) are revalued at the end of each period using the then prevailing Euro/ U.S. Dollar exchange rate. Due substantially to this

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
revaluation, the Company recognized foreign currency exchange losses of $78.8 million in the nine months ended December 31, 2004.
      Interest payments on the U.S. Dollar-denominated term loans are based on LIBOR (December 31, 2004 — 2.4%) plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR (December 31, 2004 — 2.1%) plus a margin. At December 31, 2004, these margins ranged between 0.5% and 1.3%. The weighted-average effective interest rate for debt outstanding at December 31, 2004 was 3.7% (U.S. Dollar-denominated debt) and 3.4% (Euro-denominated debt). These rates do not reflect the effect of related interest rate swaps that the Company has used to hedge certain of its floating-rate debt (see Note 12).
      The term loans reduce in monthly payments with varying maturities through 2025. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.
      The aggregate annual long-term debt principal repayments required to be made for the years subsequent to December 31, 2004 are $22.4 million (2005), $16.4 million (2006), $17.6 million (2007), $19.0 million (2008), $152.0 million (2009) and $559.7 million (thereafter).
      The Company’s term loans contain restrictive covenants including, in some cases, requirements to maintain restricted cash deposits, unencumbered liquidity and minimum tangible net worth.

7.	Advances from Affiliate

As at
December 31, 2004

Euro-denominated Demand Promissory Notes	$371,073
Euro-denominated Participating Loan	94,622

Total	$465,695

      The Company’s parent company, Teekay Shipping Corporation, has made several loans to it totaling 256.4 million Euros ($349.2 million) for the purchase of Teekay Spain (see Note 2). Subsequent to the purchase of Teekay Spain, Teekay Shipping Corporation made a loan totaling 77.4 million Euros ($105.5 million) to the Company. These funds will be used to prepay debt associated with two of the Company’s LNG carriers. The Demand Promissory Notes bear interest based on EURIBOR plus margins ranging from 1.7% to 2.5%. As at December 31, 2004, the weighted-average interest rate outstanding on the Company’s Demand Promissory Notes was 4.0%. The Participating Loan bears interest at a fixed rate of 5.4% plus a variable component (not exceeding 6%) based on the Company’s net cash flow. As at December 31, 2004, the interest rate outstanding on the Company’s Participating Loan was 5.4%. For the nine months ended December 31, 2004, total interest expense incurred on the Demand Promissory Notes and the Participating Loan was 8.1 million Euros ($10.1 million). The Demand Promissory Notes, which are collateralized by the Company’s assets, are repayable upon the earlier of December 31, 2010 (December 31, 2009 for the 77.4 million Euro loan) and 30 business days from demand. The Participating Loan, which is unsecured, is repayable on April 28, 2014.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

8.	Fair Value of Financial Instruments
      Carrying amounts of all financial instruments approximate fair market value at the applicable date.
      The estimated fair value of the Company’s financial instruments was as follows:

	December 31, 2004

	Carrying
	Amount	Fair Value

Cash and cash equivalents and restricted cash	$591,522	$591,522
Long-term debt (including capital lease obligations)	1,388,174	1,388,174
Derivative instruments (note 12)
Interest rate swap agreements	134,848	134,848

9.	Capital Stock
      The authorized capital stock of the Company at December 31, 2004 was 1,500 shares of common stock, with a par value of 100.00 Euros per share. As at December 31, 2004, the Company had 1,500 shares of common stock issued and outstanding.

10.	Related Party Transactions
      In December 2004, a subsidiary of the Company sold the Granada Spirit (a single-hulled Suezmax tanker) to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million has been accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. The Company’s subsidiary operated the vessel on the spot market until it was sold.

11.	Other Income (Loss)

Nine Months
Ended
December 31, 2004

Gain on sale of vessels and equipment	$3,428
Income tax expense	(967)
Miscellaneous	(119)

Total	$2,342

12.	Derivative Instruments and Hedging Activities
      The Company uses derivatives only for hedging purposes.
      As at December 31, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

			Weighted-
			Average	Fixed
	Interest Rate	Principal	Remaining	Interest
	Index	Amount	Term	Rate(1)

			(years)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	$328,459	21.4	6.7%
Euro-denominated interest rate swaps(3)	EURIBOR	442,401	19.4	5.9

(1)	Excludes the margin the Company pays on its floating-rate debt (see Note 6).

(2)	Principal amount reduces monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amount reduces monthly to 70.1 million Euros ($95.5 million) by the maturity dates of the swap agreements.
      Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Company considers the risk of loss due to nonperformance to be minimal. The Company requires no collateral from these institutions.

13.	Commitments and Contingencies
      As at December 31, 2004, the Company was committed to the construction of two Suezmax tankers scheduled for delivery in March 2005 and July 2005, at a total cost of approximately $95.1 million, excluding capitalized interest. As at December 31, 2004, payments made towards these commitments totaled $14.3 million, excluding capitalized interest and miscellaneous construction costs. Long-term financing arrangements existed for $42.8 million of the unpaid cost of these vessels. The Company intends to sell upon delivery the vessel to which a remaining unpaid amount of $38.0 million relates, but may in the interim finance the remaining unpaid amount through incremental debt or equity or surplus cash balances, or a combination thereof (see Note 15). As at December 31, 2004, the remaining payments required to be made under these newbuilding contracts were $80.8 million in 2005.

14.	Change in Non-Cash Working Capital Items Related to Operating Activities

Nine Months Ended
December 31, 2004

Accounts receivable	$(4,125)
Prepaid expenses and other assets	(806)
Accounts payable	5,865
Accrued liabilities	6,785

Total	$7,719

15.	Subsequent Events
      In early 2005, a subsidiary of the Company completed the sale of the Santiago Spirit (a newly constructed double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation not organized in Spain for $70.0 million.

AUDITED BALANCE SHEET
OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of
TEEKAY GP L.L.C.
      We have audited the accompanying balance sheet of Teekay GP L.L.C. as of December 31, 2004. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
October 28, 2005

TEEKAY GP L.L.C.
BALANCE SHEET

As at
December 31, 2004

(U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$980
Investment in Teekay LNG Partners L.P.	20

Total assets	$1,000

MEMBER’S EQUITY
Member’s equity	$1,000

The accompanying notes are an integral part of this balance sheet.

TEEKAY GP L.L.C.
NOTES TO BALANCE SHEET
(U.S. Dollars)

1.	Nature of Operations
      Teekay GP L.L.C. (or the Company), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the general partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Shipping Corporation. On November 9, 2004, Teekay Shipping Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company has invested $20 in the Partnership for its 2% general partner interest. There have been no other transactions involving the Company as at December 31, 2004.

2.	Subsequent Events
      On November 3, 2004, Teekay Shipping Corporation formed the Partnership to own and operate the liquefied natural gas and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable. In exchange for the equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Company received a 2% general partner interest and all of the incentive distribution rights in the Partnership.

APPENDIX A
GLOSSARY OF TERMS

Adjusted operating surplus:	For any period, operating surplus generated during that period is adjusted to:

(a) Decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) and (a)(2) of the definition of operating surplus.

Available cash:	For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Teekay LNG Partners and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Teekay LNG Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of Teekay LNG Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Teekay LNG Partners and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Teekay LNG Partners or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent Teekay LNG Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Teekay LNG Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bareboat charter:	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

Boil-off:	LNG that evaporates during its transport voyage and converts into natural gas, which is then used to assist in propelling the LNG carrier.

Bunkers:	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Capital account:	The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Teekay LNG Partners held by a partner.

Capital surplus:	All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Charter:	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

CLC:	International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Closing price:	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed. If the units of that class are not listed on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

COFR:	Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels, including LNG carriers, must establish and maintain with the United States Coast Guard.

Common unit arrearage:	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Current market price:	For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Double hull:	Hull construction technique by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Dwt:	Deadweight, a measure of oil tanker carrying capacity, usually in tons, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA:	Earnings before interest, taxes, depreciation and amortization.

Estimated maintenance capital expenditures:	An estimate made by the board of directors of our general partner, with the concurrence of the conflicts committee, of the average quarterly maintenance capital expenditures that Teekay LNG Partners will incur over the long-term. The estimate is made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis.

Expansion capital expenditures:	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance capital expenditures.

GAAP:	Accounting principles generally accepted in the United States.

General and administrative expenses:	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire Rate:	The agreed sum or rate to be paid by the charterer for the use of the vessel.

IGC Code:	International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, which specifies certain requirements for LNG carriers, including regulations regarding carrier design and construction.

IMO:	International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Incentive distribution right:	A non-voting limited partner partnership interest issued to the general partner. The partnership interest confers upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions:	The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

Interim capital transactions:	The following transactions if they occur prior to liquidation:

(a) Borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Teekay LNG Partners or any of its subsidiaries;

(b) sales of equity interests by Teekay LNG Partners or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Teekay LNG Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d) the termination of interest rate swap agreements;

(e) capital contributions; or

(f) corporate reorganizations or restructurings.

ISM Code:	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS:	International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Liquefaction:	The process of liquefying natural gas.

LNG:	Liquefied natural gas.

Long-term charter:	An LNG charter to an entity for a term greater than ten years or an oil tanker charter for a term greater than five years.

Maintenance capital expenditure:	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity of or the revenue generated by Teekay LNG Partners’ capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures.

Newbuilding:	A new vessel under construction.

Off-hire:	The time during which a vessel is not available for service.

OPA 90:	The United States Oil Pollution Act of 1990, as amended.

Operating expenditures:	All cash expenditures of Teekay LNG Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures but will include estimated maintenance capital expenditures.

(c) Operating expenditures will not include:

(1) Payment of transaction expenses (including taxes) relating to interim capital transactions; or

(2) Distributions to partners.

Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee, shall determine the allocation between the portion consisting of maintenance capital expenditures and the portion consisting of expansion capital expenditures, and the period over which the maintenance capital expenditures will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $10 million;

(2) all the cash of Teekay LNG Partners and its subsidiaries on hand as of the closing date of the initial public offering of Teekay LNG Partners, other than cash reserved to terminate interest rate swap agreements;

(3) all cash receipts of Teekay LNG Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(4) all cash receipts of Teekay LNG Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings;

(5) interest paid on debt incurred (including periodic net interest payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction of a capital improvement or replacement asset and paid during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and

(6) interest paid on debt incurred (including periodic net interest payments under related interest rate swap agreements) and cash distributions on equity securities issued, in each case, to pay the construction period interest, or to pay construction period distributions or equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (5) above, less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the initial public offering of Teekay LNG Partners and ending with the last day of that period, including estimated maintenance capital expenditures and the repayment of working capital borrowers, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet; and

(2) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Teekay LNG Partners and its subsidiaries or disbursements on behalf of a member of Teekay LNG Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

RasGas II:	Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum (formerly Qatar General Petroleum Corporation) and Exxon Mobil RasGas Inc. (formerly Mobil QM Gas Inc.), an indirect wholly-owned subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

Regasification:	The process of returning LNG to its gaseous state.

Short-term charter:	An LNG charter for a term less than ten years or an oil tanker charter for a term less than five years.

SOLAS:	International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Spot market:	The market for chartering a vessel for single voyages.

Subordination period:	The subordination period will generally extend from the closing of the initial public offering of Teekay LNG Partners until the first to occur of:

(a) the first day of any quarter beginning after March 31, 2010, for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non- overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Teekay LNG Partners; and

(3) there are no outstanding cumulative common units arrearages.

(b) the date on which the general partner is removed as general partner of Teekay LNG Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that subordinated units may convert into common units as described in “Cash Distribution Policy — Subordination Period.”

Suezmax tanker:	An oil tanker of a size and capacity that make it capable of transiting the Suez Canal when fully loaded, and usually filling within a range of 120,000 to 200,000 dwt.

Tapias:	Naviera F. Tapias S.A., which Teekay Shipping Corporation renamed as Teekay Shipping Spain S.L. following its acquisition of Tapias on April 30, 2004, and which Teekay Shipping Corporation contributed to Teekay LNG Partners L.P. in connection with the initial public offering of Teekay LNG Partners.

Tcf:	Trillion cubic feet, a measure of natural gas volume.

Teekay Spain:	Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation on April 30, 2004, and which Teekay Shipping Corporation contributed to Teekay LNG Partners L.P. in connection with the initial public offering of Teekay LNG Partners.

Time charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Voyage charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Working capital borrowings:	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX B
NON-GAAP FINANCIAL MEASURES
      This discussion presents:

•	Non-GAAP financial measures included in the “Summary — Recent Developments,” “Summary — Summary Historical and Pro Forma Financial and Operating Data” and “Selected Historical and Pro Forma Financial and Operating Data” sections of this prospectus;

•	Our estimated EBITDA contribution from the three Suezmax tankers we will acquire upon the closing of this offering during the 12 months following this offering; and

•	Reconciliations of these non-GAAP financial measures, including the estimated EBITDA amounts, to our most directly comparable financial measures under accounting principles generally accepted in the United States (or GAAP).

      All tabular amounts included in this Appendix B are stated in thousands of U.S. dollars.
      Net Voyage Revenues. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship owner pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.
      The following tables reconcile our net voyage revenues with our voyage revenues.

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

Voyage revenues	$52,217	$60,326	$59,866	$86,709	$40,718	$83,115
Voyage expenses	4,304	5,092	5,334	4,911	1,842	3,090

Net voyage revenues	$47,913	$55,234	$54,532	$81,798	$38,876	$80,025

	Historical

	Six Months Ended June 30,				Pro Forma

	2004		2005
						Six
	January 1,	May 1,	January 1,	May 10,	Year	Months
	to	to	to	to	Ended	Ended
	April 30,	June 30,	May 9,	June 30,	December 31,	June 30,
	2004	2004	2005	2005	2004	2005

Voyage revenues	$40,718	$17,453	$50,129	$20,364	$123,833	$70,493
Voyage expenses	1,842	1,462	251	73	4,932	324

Net voyage revenues	$38,876	$15,991	$49,878	$20,291	$118,901	$70,169

      EBITDA. Earnings before interest, taxes, depreciation and amortization (or EBITDA) is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA allows us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or historical cost basis. For instance, our net income is affected by whether we finance assets or operations with debt or equity and by changing interest rates. Likewise, our net income is affected by how much we pay for an asset and that asset’s depreciation or amortization schedule. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others can understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.

•	Liquidity. EBITDA allows us to assess the ability of our assets to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures. For example, reviewing our earnings before the impact of non-cash depreciation and amortization charges, and before the payment of interest on debt we incur, provides us an understanding of how much cash is available to pay interest.
      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical

					Four	Eight
					Months	Months
	Years Ended December 31,				Ended	Ended
					April 30,	December 31,
	2000	2001	2002	2003	2004	2004

Reconciliation of “EBITDA” to “Net income”:
Net income (loss)	$7,349	$2,129	$(113,770)	$(59,432)	$16,164	$(28,787)
Depreciation and amortization	14,803	16,094	17,689	23,390	8,585	26,275
Interest expense, net	14,347	16,352	12,861	26,431	12,783	27,134
Provision (benefit) for income taxes	57	(663)	2,164	3,033	(645)	(51)

EBITDA	$36,556	$33,912	$(81,056)	$(6,578)	$36,887	$24,571

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$19,695	$24,470	$20,418	$18,318	$14,808	$7,381
Expenditures for drydocking	784	—	984	4,711	—	4,085
Interest expense, net	14,347	16,352	12,861	26,431	12,783	27,134
Gain (loss) on sale of assets	2,109	2,661	490	1,576	(11,837)	3,428
Change in working capital	2,817	(846)	(253)	(237)	(911)	(5,935)
Interest rate swaps gain (loss) and change in accounting principle	—	(11,984)	(71,400)	14,715	3,985	—
Foreign currency exchange gain (loss) and other, net	(3,196)	3,259	(44,156)	(72,093)	18,059	(11,522)

EBITDA	$36,556	$33,912	$(81,056)	$(6,578)	$36,887	$24,571

	Historical

	Six Months Ended June 30,

						Pro Forma
	2004		2005
					Three		Six
	January 1,	May 1,	January 1,	May 10,	Months		Months
	to	to	to	to	Ended	Year Ended	Ended
	April 30,	June 30,	May 9,	June 30,	September 30,	December 31,	June 30,
	2004	2004	2005	2005	2005	2004	2005

Reconciliation of “EBITDA” to “Net income”:
Net income (loss)	$16,164	$(6,571)	$8,090	$28,703	$8,904	$(1,499)	$60,123
Depreciation and amortization	8,585	6,426	14,751	5,852	10,607	37,808	20,603
Interest expense, net	12,783	5,159	19,258	5,193	8,744	8,849	14,677
Provision (benefit) for income taxes	(645)	(573)	2,648	(1,672)	(1,587)	983	1,865

EBITDA	$36,887	$4,441	$44,747	$38,076	$26,668	$46,141	$97,268

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$14,808	$3,596	$11,867	$13,158	$15,543
Expenditures for drydocking	—	—	—	—	1,249
Interest expense, net	12,783	5,159	19,258	5,193	8,744
Gain (loss) on sale of assets	(11,837)	—	(15,282)	186	—
Change in working capital	(911)	11	(73)	(1,385)	1,854
Interest rate swaps gain and change in accounting principle	3,985	—	—	—	—
Foreign currency exchange gain (loss) and other, net	18,059	(4,325)	28,977	20,924	(722)

EBITDA	$36,887	$4,441	$44,747	$38,076	$26,668

      The following table reconciles our estimated range of EBITDA to our estimated range of net income that the three Suezmax tankers (the African Spirit, the Asian Spirit and the European Spirit) we will acquire from Teekay Shipping Corporation upon the closing of this offering will contribute to us during the initial 12 months following their acquisition. We based both these estimates on the fixed rates in the charters, current vessel operating costs and ship management fees associated with these vessels and, in addition only for estimated net income, on interest rates and the estimated net proceeds of this offering. We may not realize this level of EBITDA or net income from the vessels. Due to the inherent uncertainties of accurately estimating our net operating cash flow for such 12-month period, the following table does not reconcile EBITDA to such liquidity measure.

Reconciliation of estimated range of “EBITDA” to estimated range of “Net income”:

	Lower End	Upper End
	of Range	of Range

	(unaudited)
Net income	$10,179	$12,179
Add:
Depreciation expense	6,248	6,248
Interest expense	2,573	2,573

EBITDA	$19,000	$21,000

      Distributable Cash Flow. Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used in the publicity-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The following table reconciles our distributable cash flow to our net income for the three months ended September 30, 2005.

For the
Three Months
Ended
September 30, 2005

(in thousands)
Net income	$8,904
Add:
Depreciation and amortization	10,607
Non-cash interest expense	1,288
Less:
Estimated maintenance capital expenditure	4,137
Foreign exchange gain	1,347
Income tax recovery	1,587

Distributable cash flow	$13,728

Teekay LNG Partners L.P.
4,000,000 Common Units
Representing Limited Partner Interests

PROSPECTUS
                    , 2005

Book-Running Manager
Citigroup

A.G. Edwards
UBS Investment Bank
Wachovia Securities
Morgan Stanley
Raymond James
Deutsche Bank Securities
DnB NOR Markets
HSBC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which Teekay LNG Partners L.P. and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.	Recent Sales of Unregistered Securities
      On November 3, 2004, in connection with the formation of the partnership, Teekay LNG Partners L.P. issued to (a) Teekay GP LLC the 2% general partner interest in the partnership for $20 and (b) Teekay Shipping Corporation the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act.
      On May 6, 2005, in connection with the Teekay LNG Partners L.P.’s initial public offering, Teekay Shipping Corporation contributed all of the outstanding shares of Teekay Luxembourg S.a.r.l. and other assets to Teekay LNG Partners L.P. In exchange for these shares and assets, Teekay LNG Partners L.P. issued to Teekay Shipping Corporation 8,734,572 common units and 14,734,572 subordinated units. The securities were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.
      There have been no other sales of unregistered securities within the past three years.

Item 8.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
3.1	—	Certificate of Limited Partnership of Teekay LNG Partners L.P. (incorporated by reference to Exhibit 3.1 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
3.2	—	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (incorporated by reference to Appendix A to the Prospectus contained within the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
3.3	—	Certificate of Formation of Teekay GP L.L.C. (incorporated by reference to Exhibit 3.3 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
3.4	—	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (incorporated by reference to Exhibit 3.4 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
5.1	—	Opinion of Watson, Farley & Williams (New York) LLP, as to the legality of the securities being registered*
8.1	—	Opinion of Perkins Coie LLP, relating to tax matters*
8.2	—	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters*
10.1	—	Form of Credit Facility (incorporated by reference to Exhibit 10.1 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)

Exhibit
Number		Description

10.2	—	Form of Contribution, Conveyance and Assumption Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.3	—	Form of Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.4	—	Form of Omnibus Agreement (incorporated by reference to Exhibit 10.4 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.5	—	Form of Amendment to Omnibus Agreement*
10.6	—	Form of Administrative Services Agreement with Teekay Shipping Limited (incorporated by reference to Exhibit 10.5 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.7	—	Form of Advisory, Technical and Administrative Services Agreement (incorporated by reference to Exhibit 10.6 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.8	—	Form of LNG Strategic Consulting and Advisory Services Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.9	—	Form of Agreement to Purchase Nakilat Interest (incorporated by reference to Exhibit 10.10 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.10	—	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Afforos de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (incorporated by reference to Exhibit 10.11 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.11	—	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE, dated as of October 20, 2000 (incorporated by reference to Exhibit 10.12 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.12	—	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (incorporated by reference to Exhibit 10.13 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.13	—	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE, dated as of December 30, 2003 (incorporated by reference to Exhibit 10.14 of the Registrant’s Form F-1, declared effective by the Securities and Exchange Commission on May 5, 2005, File No. 333-120727)
10.14	—	Form of Purchase Agreement relating to African Spirit L.L.C., Asian Spirit L.L.C. and European Spirit L.L.C.*
21.1	—	List of Subsidiaries of Teekay LNG Partners L.P.*
23.1	—	Consent of Ernst & Young LLP
23.2	—	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)*
23.3	—	Consent of Perkins Coie LLP (contained in Exhibit 8.1)*
24.1	—	Powers of Attorney*

* Previously filed.
      (b) Financial Statement Schedules.
      All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nassau, Commonwealth of The Bahamas, on November 14, 2005.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP LLC, its General Partner

By:	/s/ Bruce C. Bell

Name: Bruce C. Bell
Title: Secretary
POWER OF ATTORNEY
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed on November 14, 2005 by or on behalf of the following persons in the capacities indicated.

Signature	Title

* Peter Evensen	Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer), Director and Authorized Representative in the United States

* C. Sean Day	Director

* Bjorn Moller	Director

* Robert E. Boyd	Director

* Ida Jane Hinkley	Director

* Ihab J.M. Massoud	Director

* George Watson	Director

*By: /s/ Bruce C. Bell Bruce C. Bell, Attorney-in-fact

II-4